                                                                   EXHIBIT(A)(1)

                           OFFER TO PURCHASE FOR CASH
                     ALL OUTSTANDING SHARES OF COMMON STOCK
                                       OF

                                 VIASOFT, INC.
                                       AT

                          $8.40 NET PER SHARE IN CASH
                                       BY

                                 ASG SUB, INC.,
                           A WHOLLY OWNED SUBSIDIARY

                                       OF

                           ALLEN SYSTEMS GROUP, INC.,
                                     AND BY

                                 VIASOFT, INC.

     THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN TIME, ON JUNE 2, 2000, UNLESS THE OFFER IS EXTENDED.

     THIS OFFER IS BEING MADE PURSUANT TO AN AGREEMENT AND PLAN OF MERGER DATED AS OF APRIL 27, 2000 (THE "MERGER AGREEMENT") BY AND AMONG VIASOFT, INC., ASG SUB, INC. AND ALLEN SYSTEMS GROUP, INC. THE VIASOFT BOARD: (1) UNANIMOUSLY ADOPTED AND APPROVED THE MERGER AGREEMENT, THE OFFER, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT; (2) DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE ADVISABLE AND FAIR TO, AND IN THE BEST INTERESTS, OF THE SHAREHOLDERS OF VIASOFT; AND (3) RECOMMENDS THAT THE SHAREHOLDERS OF VIASOFT ACCEPT THE OFFER AND TENDER THEIR SHARES IN THE OFFER.

     BROADVIEW INTERNATIONAL LLC, FINANCIAL ADVISOR TO VIASOFT, HAS DELIVERED TO THE VIASOFT BOARD ITS WRITTEN OPINION TO THE EFFECT THAT, AS OF THE DATE OF THE MERGER AGREEMENT, THE $8.40 OFFER PRICE IS FAIR, FROM A FINANCIAL POINT OF VIEW, TO VIASOFT SHAREHOLDERS. SHAREHOLDERS ARE ENCOURAGED TO READ THE FULL TEXT OF THE FAIRNESS OPINION WHICH IS ATTACHED AS ANNEX A TO THIS OFFER DOCUMENT.

     A SUMMARY OF THE PRINCIPAL TERMS OF THE OFFER APPEARS ON PAGES Q-1 THROUGH Q-4 OF THIS OFFER DOCUMENT. YOU SHOULD READ THIS ENTIRE OFFER DOCUMENT CAREFULLY BEFORE DECIDING WHETHER TO TENDER YOUR SHARES. THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (1) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE OF THE OFFER THAT NUMBER OF SHARES THAT WOULD REPRESENT AT LEAST 51% OF ALL OUTSTANDING SHARES ON A FULLY DILUTED BASIS, AND (2) THE EXPIRATION OR TERMINATION OF ANY APPLICABLE WAITING PERIOD UNDER THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED. THE OFFER IS ALSO SUBJECT TO OTHER IMPORTANT CONDITIONS DESCRIBED IN "THE OFFER -- 9. CONDITIONS TO THE OFFER" OF THIS OFFER DOCUMENT.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE CONTAINED IN THIS OFFER DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                    THE INFORMATION AGENT FOR THE OFFER IS:

                           INNISFREE M&A INCORPORATED

                      THE DEALER MANAGER FOR THE OFFER IS:

                          WILLIAM BLAIR & COMPANY, LLC

MAY 4, 2000

                               TABLE OF CONTENTS

SUMMARY TERM SHEET...............................................    Q-1
INTRODUCTION.....................................................      1
SPECIAL FACTORS..................................................      3
 1.  Background of the Transaction...............................      3
 2.  Recommendation of the Viasoft Board; Fairness of the
     Transaction.................................................     10
 3.  Opinion of Financial Advisor................................     12
 4.  Purpose and Structure of the Offer and the Merger...........     18
 5.  Plans for Viasoft after the Offer and the Merger............     19
 6.  Interests of Certain Persons in the Offer and the Merger....     20
 7.  The Merger Agreement; The Shareholder Agreement; Statutory
     Requirements; Appraisal Rights..............................     21
 8.  Material Federal Income Tax Consequences....................     32
 9.  Financing of the Offer and the Merger.......................     32
10.  Beneficial Ownership of Common Stock........................     35
11.  Transactions and Arrangements Concerning Shares.............     36
12.  Certain Effects of the Offer and the Merger.................     37
THE OFFER........................................................     38
 1.  Terms of the Offer..........................................     38
 2.  Acceptance for Payment and Payment..........................     39
 3.  Procedures for Accepting the Offer and Tendering Shares.....     41
 4.  Withdrawal Rights...........................................     43
 5.  Price Range of the Shares; Dividends........................     44
 6.  Possible Effects of the Offer and the Merger on the Market
     for the Shares, Nasdaq Quotation and Exchange Act
     Registration................................................     44
 7.  Certain Information Concerning Viasoft......................     44
 8.  Certain Information Concerning Allen Systems and ASG Sub....     48
 9.  Conditions to the Offer.....................................     49
10.  Legal Matters; Required Regulatory Approvals................     54
11.  Fees And Expenses...........................................     55
12.  Miscellaneous...............................................     56

SCHEDULE I -- INFORMATION CONCERNING MEMBERS OF THE BOARD OF
              DIRECTORS AND THE EXECUTIVE OFFICERS OF ALLEN           59
              SYSTEMS AND ASG SUB................................
SCHEDULE II -- INFORMATION CONCERNING MEMBERS OF THE BOARD OF
               DIRECTORS AND THE EXECUTIVE OFFICERS OF VIASOFT...     60
ANNEX A -- FAIRNESS OPINION OF BROADVIEW INTERNATIONAL LLC.......     62
ANNEX B -- SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW...     64

                               SUMMARY TERM SHEET

     ASG Sub, Inc., a wholly-owned subsidiary of Allen Systems Group, Inc., and Viasoft, Inc. are jointly offering to purchase all the outstanding shares of Viasoft common stock for $8.40 net per share, in cash, without interest. The following are some of the questions you, as a shareholder of Viasoft, may have and answers to those questions. We urge you to read carefully this offer document because the information in this summary is not complete. Additional important information is contained in the remainder of this offer document and the accompanying letter of transmittal.

WHO IS OFFERING TO BUY MY SHARES?

     Allen Systems, through its wholly-owned subsidiary ASG Sub, and Viasoft are making a joint offer to buy your shares of Viasoft common stock.

WHAT ARE THE CLASSES AND AMOUNTS OF SECURITIES SOUGHT IN THE OFFER?

     We are offering to buy all of the outstanding shares of Viasoft common stock.

HOW MUCH ARE YOU OFFERING TO PAY? WHAT IS THE FORM OF PAYMENT? WILL I HAVE TO PAY ANY FEES OR COMMISSIONS?

     We are offering to pay $8.40 per share, net to you in cash, without interest. If you are the record owner of your shares and you tender your shares to us in the offer, you will not have to pay brokerage fees or commissions. If you own your shares through a broker or other nominee, and your broker tenders your shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult with your broker or nominee to determine whether any charges will apply.

DO YOU HAVE THE FINANCIAL RESOURCES TO MAKE PAYMENT?

     We will need approximately $162 million to purchase all the outstanding shares and to pay all the expenses of the offering. Allen Systems and ASG Sub have a credit agreement with LaSalle Bank N.A. and KeyBank National Association. These banks have committed, subject to certain conditions, to loan approximately $100 million to Allen Systems and ASG Sub. ASG Sub will use a portion of this amount to purchase Viasoft Shares. Viasoft will provide the rest of the money needed from its available funds. See "SPECIAL FACTORS -- 9. Financing of the Offer and the Merger."

IS IT POSSIBLE THAT THE BANKS WILL NOT LOAN ALLEN SYSTEMS AND ASG SUB THE FUNDS UNDER THE CREDIT AGREEMENT THAT ARE NECESSARY TO COMPLETE THE OFFER?

     Yes, like most credit agreements with banks, there are conditions to the banks' obligations to loan money to Allen Systems and ASG Sub. These conditions are discussed in "SPECIAL FACTORS -- 9. Financing of the Offer and the Merger." However, Allen Systems and ASG Sub believe that if the conditions to our offer are met, we should meet all of the conditions imposed by the banks in the credit agreement. The conditions to our offer are discussed in "THE OFFER -- 9. Conditions to the Offer."

WHAT WILL HAPPEN IF THE BANKS DO NOT LOAN ALLEN SYSTEMS AND ASG SUB THE FUNDS NECESSARY TO COMPLETE THE OFFER?

     Without the funds from the banks, Allen Systems and ASG Sub will be unable to complete the offer, and we will promptly cause all tendered shares to be returned to the shareholders.

IS YOUR FINANCIAL CONDITION RELEVANT TO MY DECISION WHETHER TO TENDER IN THE OFFER?

     We do not believe that the financial condition of Allen Systems or ASG Sub is relevant to your decision whether to tender shares because:

     (1) we are making the offer for all outstanding shares solely for cash;

     (2) the offer is not subject to any financing condition by Viasoft, Allen Systems or ASG Sub; and

     (3) we believe we have sufficient cash resources to purchase all shares tendered from:

        - the proceeds from the Allen Systems credit agreement, and

        - assets currently held by Viasoft.

     First, ASG Sub will use part of the proceeds of the credit agreement to purchase a majority of Viasoft's outstanding shares, and Viasoft will then purchase all other shares tendered. If for any reason ASG Sub does not obtain the loan proceeds and cannot purchase a majority of the outstanding shares, we will not purchase any shares, we will terminate this offer and we will promptly cause all tendered shares to be returned to the shareholders.

     Because tendering your shares in the offer will end your ownership interest in Viasoft, we believe that the financial condition of Viasoft is relevant to your determination of whether the offer price is fair and whether you should tender in the offer. For this reason, Viasoft's summary historical financial information is included in this offer document beginning on page 44. More comprehensive financial information is included in the reports Viasoft has filed with the Securities and Exchange Commission. You can obtain copies of these reports in the manner described in "THE OFFER -- 7. Certain Information Concerning Viasoft."

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN THE OFFER?

     You may tender your shares anytime prior to the expiration of the offer. The offer will expire at 12:00 midnight, Eastern time, on June 2, 2000, if the offering period is not extended.

CAN YOU EXTEND THE OFFER, AND UNDER WHAT CIRCUMSTANCES?

     We may extend the offer if the conditions to the offer discussed in "THE OFFER -- 9. Conditions to the Offer" have not been satisfied. We do not currently intend to extend the offering period, although we reserve our right to do so.

HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED?

     If we decide to extend the offering period, we will publicly announce the extension before 9:00 a.m., Eastern time, on the next business day after the previously scheduled expiration date.

WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE OFFER?

     We are not required to complete the offer unless the conditions to the offer are met. The most significant conditions are:

     (1) we must receive U.S. federal antitrust clearance for the acquisition;

     (2) at least 51% of Viasoft's outstanding shares, on a fully diluted basis, must be tendered to us and not withdrawn; and

     (3) Viasoft must have at least $83 million in cash, cash equivalents, marketable securities and investments at the expiration of the offer.

Other important conditions to the offer are described in "THE
OFFER -- 9. Conditions to the Offer."

HOW DO I TENDER MY SHARES?

     To tender your shares, you must do one of the following:

     (1) If you are a record holder (i.e., a stock certificate has been issued to you), you must complete and sign the enclosed letter of transmittal and send it with your stock certificate to EquiServe, or follow the procedures described in this Offer to Purchase for book-entry transfer in "THE OFFER -- 3. Procedures for Accepting the Offer and Tendering Shares." These materials must reach EquiServe before the offer expires. Detailed instructions are contained in the letter of transmittal and in "THE OFFER -- 3. Procedures for Accepting the Offer and Tendering Shares."

     (2) If you are a record holder, but your stock certificate is not available, or you cannot deliver it to EquiServe before the offer expires, you may be able to tender your shares using the enclosed notice of guaranteed delivery. Please call Innisfree M&A Incorporated at (888) 750-5834 for assistance.

     (3) If you hold your shares through a broker, bank or other nominee, you should contact your nominee and instruct them to tender your shares.

UNTIL WHAT TIME CAN I WITHDRAW PREVIOUSLY TENDERED SHARES?

     You can withdraw previously tendered shares until June 2, 2000 unless the offer is extended. If the offer is extended, you may withdraw previously tendered shares until the end of the extension period.

HOW DO I WITHDRAW PREVIOUSLY TENDERED SHARES?

     You can withdraw previously tendered shares by instructing EquiServe. If you tendered your shares by giving instructions to a broker or bank, you must instruct the broker or bank to arrange for a withdrawal of your shares.

WHAT DOES VIASOFT'S BOARD OF DIRECTORS THINK OF THE OFFER?

     Viasoft's board of directors has unanimously determined that the offer and the merger are advisable, fair to, and in the best interest of you, the shareholders of Viasoft. It unanimously approved and adopted the merger agreement and the transactions contemplated by the merger agreement, including the offer and the merger. The Viasoft board has unanimously recommended that you accept the offer and tender your shares in the offer.

IS THIS THE FIRST STEP IN A GOING-PRIVATE TRANSACTION?

     Yes, the offer is the first step in a going-private transaction. The second step is the merger of ASG Sub with and into Viasoft, which will become a wholly-owned subsidiary of Allen Systems. After the merger, Viasoft will no longer be publicly-owned. Even if the merger does not take place, if the tender offer conditions are met, we will purchase all tendered shares. After the purchase, Viasoft may have so few remaining shareholders and publicly held shares that the common stock will no longer be eligible to be traded through the Nasdaq National Market or any other securities market. In that event, there may be no public trading market for the common stock, and Viasoft may no longer be required to comply with the Securities and Exchange Commission's rules relating to publicly held companies, such as filing reports with the SEC.

WILL THE OFFER BE FOLLOWED BY A MERGER IF ALL THE SHARES OF VIASOFT COMMON STOCK ARE NOT TENDERED?

     Yes, if shareholders tender at least 51% of Viasoft's fully-diluted outstanding shares, we will purchase those shares in the offer. ASG Sub will then own a majority of the outstanding shares of Viasoft common stock and will vote all of those shares in favor of the merger. Under Delaware law, the affirmative vote of a majority of the outstanding shares is sufficient to approve the merger.

IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT MY SHARES?

     If you do not tender and we purchase 51% or more of Viasoft's outstanding shares, you will receive, in the merger, $8.40 per share, in cash, the same amount that you would have received had you tendered your shares in the offer. Although you do not have appraisal rights in the offer, you will have appraisal rights in the merger. See "SPECIAL FACTORS -- 7. The Merger Agreement; The Shareholder Agreement; Statutory Requirements; Appraisal Rights." If the merger does not take place, the number of Viasoft shareholders, and the number of Viasoft shares still held by the public, may be so small that there will no longer be an active public trading market for the common stock.

WHAT IS THE MARKET VALUE OF MY SHARES AS OF A RECENT DATE?

     The last sale price for a share of Viasoft common stock on the Nasdaq National Market was:

     - $5.50 on April 26, 2000, the last trading day before the day we announced the execution of the merger agreement, and

     - $8.06 on May 3, 2000, the last trading day before commencing our offer.

     Before deciding whether to tender, you should obtain a current market quotation for the shares.

TO WHOM CAN I TALK IF I HAVE QUESTIONS ABOUT THE TENDER OFFER?

     You can call our information agent, Innisfree M&A Incorporated, at (888) 750-5834.

                                  INTRODUCTION

     ASG Sub, Inc., a Delaware corporation ("ASG Sub") and Viasoft, Inc., a Delaware corporation ("Viasoft" or the "Company" and, together with ASG Sub, the "Purchasers" ) hereby offer to purchase all outstanding shares of common stock, par value $0.001 per share (the "Common Stock"), of Viasoft (including the preferred share purchase rights (the "Rights") issued pursuant to the Rights Agreement (the "Rights Agreement") between Viasoft and Harris Trust and Savings
Bank) at a purchase price of $8.40 per share, net to the selling shareholder in cash, without interest thereon (the "Offer Price"), on the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"). As used in this offer document (the "Offer to Purchase"), the term "Share" means a share of Viasoft common stock and the associated Rights. ASG Sub is a wholly owned subsidiary of Allen Systems Group, Inc., a Delaware corporation ("Allen Systems").

     You will not be required to pay brokerage fees or commissions or, except as described in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares in the Offer. However, if you do not complete and sign the Substitute Form W-9 that is included in the Letter of Transmittal, you may be subject to a required backup federal income tax withholding of 31% of the gross proceeds payable to you. See "THE OFFER -- 3. Procedures for Accepting the Offer and Tendering Shares." Allen Systems will pay all charges and expenses of William Blair & Company, L.L.C., as Dealer Manager ("William Blair" or the "Dealer Manager"), EquiServe, as Depositary ("EquiServe" or the "Depositary"), and Innisfree M&A Incorporated, as Information Agent ("Innisfree" or the "Information Agent"), incurred in connection with the Offer. See "THE
OFFER -- 3. Procedures for Accepting the Offer and Tendering Shares."

     The Purchasers are not required to purchase any Shares unless at least that number of Shares that constitutes 51% of the outstanding Shares on a fully diluted basis are validly tendered and not withdrawn (the "Minimum Condition") prior to the expiration of the Offer on June 2, 2000 (the "Initial Expiration Date" and, together with all extensions required or permitted under the Merger Agreement (as defined below), the "Expiration Date"). The Purchasers reserve the right (subject to the applicable rules and regulations of the Securities and Exchange Commission (the "SEC") and the prior written consent of the other) which they presently have no intention of exercising, to waive or reduce the Minimum Condition and to elect to purchase a smaller number of Shares. The Offer is also subject to the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") and certain other terms and conditions. See "SPECIAL FACTORS -- 1. Background of the Transaction", "SPECIAL FACTORS -- 7. The Merger Agreement; The Shareholder Agreement; Statutory Requirements; Appraisal Rights" and "THE
OFFER -- 9. Conditions to the Offer."

     For the purposes of the Offer, "on a fully diluted basis" means, as of any time, the number of Shares that are actually issued and outstanding plus the maximum number of Shares that Viasoft may be required to issue pursuant to obligations under stock options or other rights, whether or not such stock options or rights are currently exercisable. As of April 28, 2000, there were 18,177,981 Shares outstanding and there were outstanding options to acquire 1,486,822 Shares under various Viasoft option plans. It is not anticipated that Viasoft will issue any additional options or other rights to acquire Shares prior to the expiration of the Offer. Accordingly, the Minimum Condition will be satisfied if 10,029,050 Shares are tendered in the Offer.

     LaSalle Bank N.A. ("LaSalle"), KeyBank National Association ("KeyBank" and collectively with LaSalle, the "Banks"), Allen Systems and ASG Sub have entered into a Credit Agreement dated as of April 26, 2000 (the "Credit Agreement"), pursuant to which the Banks have agreed to provide the financing necessary for Allen Systems and ASG Sub to purchase the Shares ASG Sub will be acquiring if the Offer is consummated. See "SPECIAL FACTORS -- 9. Financing of the Offer and the Merger" and "THE OFFER -- 9. Conditions to the Offer" for a discussion of the financing, including the conditions to the financing.

     The Purchasers are making the Offer pursuant to the Agreement and Plan of Merger, dated as of April 27, 2000 (the "Merger Agreement"), among Viasoft, Allen Systems and ASG Sub. Following the consummation of the Offer and the satisfaction or waiver of certain conditions, ASG Sub will merge with and into Viasoft (the "Merger"), with Viasoft continuing as the surviving corporation (the "Surviving Corporation"). In the Merger, each outstanding Share that is not owned by Allen Systems, ASG Sub or Viasoft (other than Shares held by shareholders who perfect their appraisal rights under Delaware law) will be converted into the right to receive $8.40 net in cash, without interest, or any higher price per Share paid in the Offer (the "Merger Consideration"). "SPECIAL FACTORS -- 7. The Merger Agreement; The Shareholder Agreement; Statutory Requirements; Appraisal Rights" below contains a more detailed description of the Merger Agreement. "SPECIAL FACTORS -- 9. Financing of the Offer and the Merger" describes certain federal income tax consequences of the sale of Shares in the Offer and the Merger.

     THE BOARD OF DIRECTORS OF VIASOFT (THE "VIASOFT BOARD") HAS UNANIMOUSLY APPROVED THE OFFER, THE MERGER AND THE MERGER AGREEMENT AND HAS DETERMINED THAT THE TERMS OF EACH ARE ADVISABLE AND FAIR TO, AND IN THE BEST INTERESTS OF, VIASOFT AND ITS SHAREHOLDERS, AND UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     Broadview International LLC, Viasoft's financial advisor ("Broadview"), has delivered to the Viasoft Board a written opinion that, as of the date of the Merger Agreement, the Offer Price is fair, from a financial point of view, to Viasoft's shareholders. A copy of the Broadview opinion is attached as Annex A to this Offer to Purchase, and Viasoft's shareholders are urged to read the opinion in its entirety for a description of the assumptions made, matters considered and limitations of the review undertaken by Broadview.

     Approval of the Merger Agreement requires the affirmative vote of holders of a majority of the outstanding Shares. As a result, if the Minimum Condition and other conditions to the Offer are satisfied and the Offer is completed, ASG Sub will own a sufficient number of Shares to ensure that the Merger will be approved by Viasoft shareholders. If, following the expiration of this Offer, at least a majority of the Shares, on a fully diluted basis, but less than 90% of the Shares, are owned by ASG Sub, then, as soon as practicable following the expiration of this Offer, Viasoft will call a meeting of its shareholders for the purpose of obtaining shareholder approval of the Merger and the Merger Agreement. If, following the expiration of the Offer, at least 90% of the Shares have been purchased by the Purchasers, then ASG Sub will be able to cause the Merger to be consummated without the approval of the Viasoft shareholders. See "SPECIAL FACTORS -- 7. The Merger Agreement; The Shareholder Agreement; Statutory Requirements; Appraisal Rights."

     Pursuant to the Merger Agreement, ASG Sub has agreed to vote, or cause to be voted, all Shares owned by it or any of its subsidiaries or affiliates in favor of the adoption of the Merger Agreement and approval of the Merger. ACCORDINGLY, IF THE MINIMUM CONDITION IS SATISFIED AND SHARES ARE PURCHASED PURSUANT TO THE OFFER, THE FAVORABLE VOTE TO APPROVE THE MERGER WILL BE ASSURED.

     Allen Systems, ASG Sub and Viasoft have agreed that even if the Offer is not consummated for any reason (including the failure of any of the conditions to the Offer described in "THE OFFER -- 9. Conditions to the Offer"), Allen Systems, ASG Sub and Viasoft will take all actions set forth in the Merger Agreement (subject to the conditions precedent to the Merger and the termination provisions set forth therein) to obtain Viasoft shareholder approval and effect the Merger as soon as practicable.

     The Offer is a simultaneous, joint offer consisting of an offer by ASG Sub (the "Allen Systems Offer") and an offer by Viasoft (the "Viasoft Offer"). Although technically two separate offers, the Allen Systems Offer and the Viasoft Offer are being conducted for practical purposes as a single offer. Allen Systems, ASG Sub and Viasoft have filed a joint Tender Offer Statement on Schedule TO (the "Schedule TO") with the SEC. First, ASG Sub will acquire a majority of the currently outstanding Shares and Viasoft will acquire all the remaining Shares tendered. Viasoft will therefore purchase Shares in the Offer only if the number of Shares tendered exceeds a majority of the outstanding Shares.

     ASG Sub has entered into a Shareholder Tender and Voting Agreement with all the directors and executive officers of the Company (the "Shareholder Agreement"). These directors and executive officers own, in the aggregate, approximately 339,427 Shares, constituting approximately 1.9% of all Shares outstanding on April 28, 2000. Under the Shareholder Agreement, each shareholder party agreed, among other things, (i) to tender pursuant to this Offer all Shares currently owned or later acquired by the shareholder and not to withdraw such tender (subject to applicable law) unless and until the Merger Agreement is terminated in accordance with its terms, (ii) if this Offer is not consummated and if approval by Viasoft's shareholders of the Merger is sought, then, until termination of the Merger Agreement, to vote such Shares in favor of the Merger and against any competing merger, consolidation, combination, sale of assets, reorganization, joint venture or recapitalization, or any liquidation or winding up of Viasoft and against any amendment of Viasoft's certificate of incorporation or bylaws which would in any manner impede, frustrate, prevent or nullify, or result in a breach of any covenant, representation or warranty or any other obligation or agreement of Viasoft under or with respect to, the Offer, the Merger, the Merger Agreement or any of the transactions contemplated by the Merger Agreement, (iii) not to sell, transfer, encumber, pledge, dispose of or grant an option with respect to such Shares until the earlier of termination of the Merger Agreement or the record date for the meeting at which shareholders of Viasoft are asked to vote on the Merger (other than pursuant to this Offer or with certain other exceptions) and (iv) from the consummation of this Offer to the closing of the Merger, not to exercise stock options for Shares or other rights to acquire capital stock of Viasoft.

     In connection with the approval of the Offer and the Merger, the Viasoft Board authorized an amendment to the Rights Agreement to assure that the Rights will not be triggered as a result of the Offer and the Merger.

     Viasoft has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC, which is being mailed to shareholders together with this Offer to Purchase and the related Letter of Transmittal.

     THE OFFER IS CONDITIONED UPON THE FULFILLMENT OF THE CONDITIONS DESCRIBED IN THE "THE OFFER -- 9. CONDITIONS TO THE OFFER." THE OFFER WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN TIME, ON JUNE 2, 2000, UNLESS WE EXTEND IT.

     THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH YOU SHOULD READ CAREFULLY BEFORE YOU MAKE ANY DECISION WITH RESPECT TO THE OFFER.

     The information contained herein concerning or attributed to Viasoft has been supplied by Viasoft, and all other information contained herein has been supplied by Allen Systems and ASG Sub. Although neither Viasoft nor Allen Systems or ASG Sub has any knowledge that would indicate that any statements contained herein based on the information provided by the other are untrue, neither Viasoft, on the one hand, nor Allen Systems or ASG Sub, on the other hand, take any responsibility for the accuracy or completeness of any information provided by the other or for any failure by the other to disclose events that may have occurred and may affect the significance or accuracy of such information but which are unknown to Viasoft, Allen Systems or ASG Sub, respectively.

                                SPECIAL FACTORS

1.  BACKGROUND OF THE TRANSACTION

     BACKGROUND. In February 1998, Viasoft engaged an investment banking firm to identify potential candidates for a strategic acquisition by Viasoft. At that time, the investment banking firm suggested that Viasoft also consider other strategic alternatives, including a possible acquisition of Viasoft by another company. In addition to contacting potential candidates for a strategic acquisition by Viasoft, the investment banking firm contacted Compuware Corporation ("Compuware") regarding its potential interest in a transaction with Viasoft.

     From March through July 1998, Viasoft's management and the Viasoft Board engaged in investigations and discussions regarding a possible business combination with Compuware, but the parties were unable to reach an agreement and discussions terminated in July 1998.

     In March 1999, Compuware representatives initiated renewed discussions of a possible business combination with Steven D. Whiteman, President and CEO of Viasoft. After preliminary discussions, the

Viasoft Board authorized Mr. Whiteman to engage an investment banking firm to advise Viasoft with respect to available strategic alternatives, and Viasoft entered into an engagement letter with Broadview to act as its financial advisor.

     In May through June 1999, Broadview contacted several other companies with Viasoft's approval to ascertain their potential interest in pursuing a transaction with Viasoft. With the exception of Compuware, no company contacted by Broadview indicated any interest in pursuing a potential transaction with Viasoft at that time.

     During June and July 1999, Viasoft and its advisors engaged in extensive negotiations with representatives of Compuware, and Compuware conducted extensive due diligence with respect to Viasoft, all with a view toward developing a mutually-acceptable business combination proposal.

     On June 28, 1999, Mr. Whiteman received an unsolicited letter of interest from another company ("Other Interested Party") regarding a possible cash acquisition of Viasoft. The proposed price range was substantially below the price then under discussion with Compuware. After consultation with the Viasoft Board, Mr. Whiteman advised the Other Interested Party that Viasoft would be willing to pursue discussions if that company were able to substantially increase its proposed price. Despite Mr. Whiteman's efforts to continue these discussions, the Other Interested Party did not contact Viasoft again.

     On July 14, 1999, after extensive further discussions and negotiations among Viasoft, Compuware, Broadview and the parties' legal counsel, the Viasoft Board approved an Agreement and Plan of Merger between Viasoft and Compuware (the "Compuware Merger Agreement"). The Compuware Merger Agreement provided for the acquisition of all outstanding shares of Viasoft common stock for $9.00 in cash per share, pursuant to a cash tender offer. The Compuware Merger Agreement further provided that the tender offer would be followed by a merger in which any shares of Viasoft common stock not purchased in the tender offer would be converted into the right to receive the same $9.00 per share from Compuware in cash, without interest.

     In connection with the Compuware Merger Agreement, Compuware entered into a shareholder tender and voting agreement with all directors and executive officers of Viasoft, who held, in the aggregate, approximately 2.0% of the then outstanding shares of Viasoft common stock (the "Compuware Shareholder Agreement"). The Compuware Shareholder Agreement contained terms and conditions substantially similar to the Shareholder Agreement including, among other things, the agreement of such shareholders to tender their shares pursuant to the Compuware tender offer and, if required, vote such shares in favor of the merger contemplated by the Compuware Merger Agreement. In connection with its approval of the Compuware Merger Agreement, the Viasoft Board received a fairness opinion from Broadview to the effect that as of July 14, 1999, based upon and subject to certain matters stated in such opinion, the consideration to be received by the holders of Viasoft common stock was fair to such shareholders from a financial point of view.

     Prior to entering into the Compuware Merger Agreement, during July 1999, representatives of Viasoft, Broadview and Compuware discussed a plan to provide incentives for certain key employees of Viasoft to remain employed following an acquisition of Viasoft, in order to facilitate an orderly transition and the achievement of the parties' goals for the acquisition. After extensive discussions and negotiations, Viasoft adopted a Change in Control Separation Plan, (the "Separation Plan") which was approved by the Viasoft Board in connection with its approval of the Compuware Merger Agreement. In addition, the Viasoft Board considered and unanimously approved an amendment to the Rights Agreement, which legal counsel advised was necessary in order to facilitate the transactions contemplated by the Compuware Merger Agreement.

     Pursuant to the HSR Act, Viasoft and Compuware filed Certification and Report Forms with the Antitrust Division of the Department of Justice (the "Antitrust Division") and the Federal Trade Commission ("FTC"), on July 19, 1999. On August 3, 1999, the Antitrust Division requested additional information and documents from the parties with respect to the proposed acquisition, as a result of which the required waiting periods under the HSR Act were extended.

     As a result of these information requests, Compuware extended its tender offer to allow sufficient time to comply with the information requests and to allow the Antitrust Division time to complete its investigation.

Viasoft and Compuware filed extensive additional information with the Antitrust Division in response to the requests. On October 29, 1999, the Antitrust Division filed a lawsuit in the United States District Court for the District of Columbia seeking to enjoin the proposed acquisition of Viasoft by Compuware, alleging that it would violate certain provisions of the antitrust laws ("DOJ Litigation"). Compuware and Viasoft extended the tender offer a number of times in order to provide additional time to evaluate and pursue available options in defense of the DOJ Litigation. On January 18, 2000, Viasoft and Compuware mutually agreed to terminate the Compuware Merger Agreement and not to proceed with the proposed acquisition of Viasoft by Compuware. The DOJ Litigation was dismissed on January 24, 2000.

     Viasoft agreed to terminate the Compuware Merger Agreement because the Viasoft Board did not believe that continuing the DOJ Litigation for many months, with its inherent risks, substantial costs and potential for irreparable damage to the Viasoft business and relationships with customers, distributors and employees was in the best interest of Viasoft shareholders. Viasoft believes that its business, results of operations, financial condition and liquidity have been materially adversely affected by the announcement of the proposed acquisition by Compuware, the DOJ Litigation and resulting termination of the transaction. Relationships with customers were adversely affected and revenues from product licenses and professional services declined as customers delayed or reconsidered purchase decisions. In addition, Viasoft experienced significant employee attrition as a result of the announcement of the Compuware transactions and the subsequent delays and uncertainty. Loss of employees has been most significant in the marketing and administration functions and in the sales force, particularly in the United States. Viasoft believes that its business, results of operations, financial condition and liquidity may be further materially adversely affected, as Viasoft continues to address the effects of the terminated Compuware transaction. Among other things, Viasoft must continue to seek to restructure and rebuild its workforce and reinforce both its customer relationships and position in the marketplace following termination of the proposed merger with Compuware.

     On January 24, 2000, Viasoft received a letter from Compuware claiming that Viasoft violated the Compuware Merger Agreement and demanding $10 million in damages. Compuware alleged that Viasoft violated its obligations under the Compuware Merger Agreement to refrain from seeking alternative take-over proposals and, as a result, failed to use reasonable efforts to obtain regulatory approval and consummate the proposed transaction. Viasoft publicly disclosed these claims and believes that there is no basis for the claims. To Viasoft's knowledge, Compuware has not commenced any legal proceedings with respect to the claims.

     After the termination of the Compuware Merger Agreement, Mr. Whiteman instructed several members of the Viasoft management team to prepare a plan to present to the Board at its next meeting, scheduled for February 1, 2000, regarding Viasoft's strategy for reorganization of the Company into business units and continuing and expanding Viasoft's historical lines of business, as well as potential new business initiatives. In addition, Viasoft management enlisted Broadview to consult with the Company regarding the current acquisition environment and potential strategic alternatives or business combinations that might be available to Viasoft.

     At a meeting of the Viasoft Board on February 1, 2000, the Board discussed Viasoft's plans to reorganize the Company, which included a reduction in force, as well as plans for potential new business initiatives. Viasoft management was directed to continue its planning and implementation of an independent strategy along the lines discussed. The Viasoft Board also discussed the preliminary status of Broadview's efforts to identify other strategic alternatives.

     Beginning January 20, 2000 and into February 2000, representatives of Broadview contacted several other companies to inquire as to their interest in considering a possible business combination transaction with Viasoft. During this period, Mr. Whiteman also contacted several additional companies to explore possible interest in a strategic transaction. As a result of these discussions, representatives of Viasoft and Broadview held informational meetings with, and provided certain financial information to, several potential acquirors, during the period from early February to mid-March 2000.

     CONTACTS BETWEEN VIASOFT AND ALLEN SYSTEMS. Since 1998, Allen Systems has continuously researched and developed leads on potential acquisitions. In the winter of 2000, Allen Systems' mergers and acquisitions department began a review of possible strategic initiatives that might complement Allen Systems' existing business and customer base and enable it to seek a broader range of enterprise solutions for its customers.

     The first contact between representatives of Viasoft and representatives of Allen Systems occurred in late February 2000 when Kristine Kennedy Rieger, Senior Vice President and General Counsel of Allen Systems, left voicemails for Mr. Whiteman and Ms. Hardwick, Vice President and General Counsel of Viasoft, and indicated Allen Systems' interest in exploring a possible business relationship between Viasoft and Allen Systems. After discussing the message with Mr. Whiteman, Ms. Hardwick asked Broadview to respond to Allen Systems' call, and a representative of Broadview returned Ms. Rieger's voicemail. After several messages were exchanged, Ms. Rieger spoke to a representative of Broadview on February 22, 2000 and preliminarily discussed a possible relationship between Allen Systems and Viasoft. On March 2, 2000, a Broadview representative called Ms. Rieger, and a meeting was scheduled between representatives of Viasoft and Allen Systems for March 3, 2000 so that the parties could explore possibilities.

     On March 3, 2000, Arthur L. Allen, President and Chief Executive Officer of Allen Systems, along with Ms. Rieger and Patrick Pullen, Chief Financial Officer of Allen Systems, met with Mr. Whiteman and David Lee, Senior Vice President of Viasoft, a representative of Broadview, and representatives of Allen Systems' financial advisor, William Blair, at the offices of Viasoft's counsel, Osborn Maledon, P.A. in Phoenix, Arizona. Also present at the meeting were representatives of LaSalle, with whom Allen Systems was pursuing a lending relationship. At the meeting, Viasoft and Allen Systems signed an agreement to preserve the confidentiality of certain Viasoft information and Allen Systems also delivered a form of agreement to preserve the confidentiality of certain Allen Systems information, which was subsequently executed by Allen Systems and Viasoft on March 8, 2000 (together, the "Confidentiality Agreement").

     At the March 3 meeting, the parties had a general discussion about possible business relationships. Viasoft and Allen Systems representatives each presented an overview of their respective products, business strategy, resources and financial condition. As part of its presentation, Viasoft provided Allen Systems a set of Viasoft forecasted financial information for fiscal years 2000 and 2001. The parties discussed the potential benefits of a business combination transaction and agreed that additional discussion was warranted. Additionally, Mr. Whiteman indicated that he would have a preliminary discussion with members of the Viasoft Board to determine if there was interest in discussing a potential transaction.

     On March 6, 2000, Ms. Rieger contacted representatives of Broadview and stated that Allen Systems was prepared to move forward with discussions of a business combination. At that time, Ms. Rieger proposed a price range as a basis for continuing discussions. The Broadview representatives expressed concern that the proposed range was below the range that would be acceptable to the Viasoft Board, but stated that they would convey this information to Mr. Whiteman.

     On March 7, 2000, Mr. Whiteman updated the Viasoft Board in a telephonic meeting regarding the status of various discussions and meetings with Allen Systems and several companies that had responded to Viasoft's solicitation of interest in a strategic relationship with the Company. Of these, only two companies, including Allen Systems, pursued discussions to a point at which they were willing to explore with Viasoft or Broadview a proposed price range. The Board discussed these proposed price ranges and instructed Mr. Whiteman to convey to both companies that those price ranges were insufficient.

     On March 10, 2000, Mr. Allen telephoned Mr. Whiteman and indicated that Allen Systems had evaluated the preliminary information provided by Viasoft at the March 3 meeting and was prepared to pursue discussions of an acquisition of Viasoft. Mr. Allen reiterated the price range proposed by Ms. Rieger to Broadview. Mr. Whiteman responded that the price proposal was below the range that the Viasoft Board would be willing to consider. Mr. Whiteman stated that he had plans to be in Dallas, Texas on March 14, 2000 and suggested that he and Mr. Allen meet at the airport to discuss the possible transaction in more depth.

     On March 14, 2000, Mr. Whiteman and Mr. Allen met for an hour at the Love Field Airport in Dallas. At this meeting, the executives discussed the potential synergies of a business combination and the business strategy that a combined company might pursue. Mr. Allen discussed his philosophy in managing Allen Systems for the past 14 years. He discussed goals to expand offerings to Allen Systems' and Viasoft's customer base. Mr. Allen also discussed his acquisition strategy relative to customers, employees and shareholders. The executives also discussed the proposed price for a transaction and Mr. Allen indicated that Allen Systems was prepared to increase the potential transaction price if Allen Systems were permitted to conduct additional due diligence and the results of that investigation were favorable. Mr. Whiteman responded that the proposed price was still likely to be considered inadequate by the Viasoft Board, but agreed to present the proposal for consideration to the Viasoft Board, in an effort to determine whether additional due diligence would be appropriate.

     The Viasoft Board met on March 17 and March 20, 2000 to discuss the status of the discussions with Allen Systems. Mr. Whiteman provided the Viasoft Board with an update of the discussions and the increased price that the parties were now discussing. Broadview representatives reported on the companies they had contacted, noting that discussions with the one other company that had provided a preliminary price indication had terminated when the other party indicated no interest in further discussions. Broadview representatives responded to questions from the Viasoft Board regarding market risk, timing and other concerns related to an acquisition of Viasoft at this time or in the future. The Viasoft Board had a lengthy discussion of the issues, including the status and risks of Viasoft's developing independent strategy. The Viasoft Board discussed the proposed price and determined that it was still inadequate, but concluded that if due diligence were likely to facilitate further price discussions with Allen Systems, then the Company should move forward with the due diligence discussions for that purpose. Mr. Whiteman was directed to proceed on this basis.

     Following the Viasoft Board meeting, on March 21, 2000, Mr. Whiteman telephoned Mr. Allen to discuss the response of the Viasoft Board to the Allen Systems proposal. Mr. Whiteman reiterated that the price proposed by Allen Systems was still regarded as inadequate by the Viasoft Board. Mr. Allen indicated that additional due diligence with respect to the business and finances of Viasoft would be necessary in order to enable Allen Systems and its potential financing sources to determine if an increase in the price could be warranted. Mr. Whiteman advised Mr. Allen that the Viasoft Board had authorized Viasoft management to participate in a due diligence process for this purpose. Mr. Whiteman and Mr. Allen agreed that representatives of the parties would meet in Phoenix on March 22, 2000 to begin the due diligence process.

     Beginning on March 22, 2000 and continuing through March 25, 2000, Ms. Rieger, Mr. Pullen and other representatives of Allen Systems met in Phoenix at the offices of Osborn Maledon with Ms. Hardwick, Jay Mayne, Director of Finance of Viasoft, and other representatives of Viasoft. The Viasoft representatives provided extensive due diligence information and documents for review by the Allen Systems team. Viasoft continued to respond to information requests from Allen Systems during the following week.

     As part of the due diligence process, Ms. Rieger and Mr. Pullen inquired about Viasoft's anticipated financial results for the upcoming quarter ending March 31, 2000, as well as whether any new projections had been prepared. On March 28, 2000, Mr. Whiteman sent to Mr. Pullen an additional financial forecast for Viasoft's 2000 and 2001 fiscal years.

     On March 31, 2000, Mr. Whiteman was contacted by representatives of a third party software company (the "Other Potential Offeror"). The Other Potential Offeror was one of the companies with which Viasoft held informational meetings during February and March 2000. The Other Potential Offeror discussed with Mr. Whiteman a proposal under which it would acquire all of the shares of Viasoft. The proposed transaction structure contemplated that a majority of the consideration would consist of stock of the Other Potential Offeror, with the remainder of the price payable in cash. Mr. Whiteman expressed his concern regarding the mix of consideration to the shareholders, but indicated that he would discuss the matter with the Viasoft Board at its next meeting on April 3, 2000.

     On March 31, 2000, Mr. Whiteman and Mr. Allen discussed the results of Allen Systems' due diligence meetings by telephone. Mr. Allen stated that Allen Systems was satisfied with the results of the due diligence meetings, but that Allen Systems did not believe that an increase in the price under discussion was warranted. Mr. Whiteman reiterated that the Viasoft Board viewed the potential transaction price as inadequate and advised Mr. Allen that Viasoft was continuing to consider its other alternatives, including the proposal received from the Other Potential Offeror. Mr. Whiteman indicated that the Viasoft Board had a meeting scheduled for April 3, 2000, at which the Viasoft Board would continue to consider its alternatives. Mr. Whiteman encouraged Mr. Allen to continue to explore ways to increase the proposed transaction price.

     On April 3, 2000, the Viasoft Board met at the Viasoft offices in Phoenix. All Viasoft directors were present at the meeting, together with a representative of Osborn Maledon. Representatives of Broadview participated in portions of the meeting by telephone. Mr. Whiteman presented a detailed review of the Company's recent performance and financial condition, together with a report on management's investigation of strategic alternatives. This presentation included an update on Viasoft's plans and strategies for Viasoft to continue as an independent public company, as well as strategic alternatives involving potential business combinations. Tim Brewer, Vice President of Viasoft, joined the meeting and made an extensive presentation regarding the status, opportunities and issues facing the Company's current product and services businesses. The directors also discussed various possible new business initiatives that Viasoft might pursue as an independent public company.

     Representatives of Broadview presented a report on the investigation of strategic alternatives conducted to date by Viasoft management and Broadview at the April 3, 2000 meeting. The Broadview representatives indicated that Allen Systems and the Other Potential Offeror were the only companies to express interest in an acquisition of Viasoft at this time, after solicitations of interest from all of the companies considered by Viasoft management and Broadview to be likely potential acquirors. The Viasoft Board and Broadview then engaged in an extensive discussion and analysis of the expressions of interest by Allen Systems and the Other Potential Offeror.

     The Viasoft Board and Broadview representatives discussed the fact that while the transaction prices proposed for discussion by Allen Systems and the Other Potential Offeror had similar stated dollar values, Allen Systems was proposing an all cash offer, while the Other Potential Offeror was proposing to pay most of the stated value in its common stock, with only the balance payable in cash. The Viasoft Board regarded the proposal of the Other Potential Offeror as significantly inferior to the Allen Systems proposal for many reasons, including the size and financial resources of the Other Potential Offeror, and the volatility and relative lack of liquidity of its common stock. The Viasoft Board also discussed the terms of the Allen Systems proposal, which the directors continued to regard as inadequate in terms of price. After an extensive discussion, the Viasoft Board authorized Mr. Whiteman to continue to pursue discussions with Allen Systems and the Other Potential Offeror in an effort to improve their proposals for an acquisition of the Company. The Viasoft Board instructed Mr. Whiteman to advise the Other Potential Offeror that a significant increase in the cash component of its proposal, or other significant improvements in the offer, would be necessary before the Viasoft Board would consider the proposal worthy of further consideration.

     At its April 3, 2000 meeting, the Viasoft Board further instructed Mr. Whiteman to communicate to Allen Systems that an increase in the proposed transaction price, together with further assurances with respect to financing and closing conditions, would be necessary in order for the Viasoft Board to recommend such an offer to the Viasoft shareholders. Mr. Whiteman left the meeting briefly to discuss Viasoft Board's position by telephone with Mr. Allen. Mr. Whiteman returned to the meeting and advised the Viasoft Board that Mr. Allen had stated that an increase in the price would be considered by Allen Systems, subject to final due diligence, and that Allen Systems would be willing to discuss and respond to the Viasoft Board's concerns with respect to financing and closing conditions. The Viasoft Board authorized Mr. Whiteman to continue discussion and due diligence exchanges with Allen Systems on this basis, while simultaneously pursuing the Other Potential Offeror's proposal.

     On April 4, 2000, Mr. Whiteman communicated the Viasoft Board's concerns to the Other Potential Offeror. The parties discussed these concerns and shared additional information over the next several days. Mr. Whiteman and representatives of the Other Potential Offeror had several detailed discussions about the business and the potential synergies and incremental value of the proposed combined entity. On April 7, 2000, a representative of the Other Potential Offeror telephoned Mr. Whiteman and stated that the Other Potential Offeror could not meet the Viasoft Board's stated expectations and that it was withdrawing its proposal.

     On April 5, 2000, Mr. Pullen, Derek Eckelman, Corporate Counsel of Allen Systems, Ms. Rieger and outside legal counsel for Allen Systems held a telephone meeting with representatives of the Banks and the

Banks' outside legal counsel concerning a possible structure for financing a tender offer and merger to acquire Viasoft. Representatives of the Banks indicated that they had been considering a loan facility in the approximate amount of $100 million and that, if an additional bridge loan was required by Allen Systems to acquire all of the Shares, there would be a delay in obtaining the approval of the Banks necessary in order to make the loan. As a result of this discussion, later on that same day, Ms. Rieger, on behalf of Allen Systems, suggested to Broadview representatives that Allen Systems and Viasoft engage in a joint tender offer using funds to be obtained by Allen Systems under a Credit Agreement with the Banks, as well as funds to be provided by Viasoft. Several conversations ensued over the next few days regarding the joint tender offer proposal between Ms. Hardwick, Ms. Rieger, Mr. Allen and Mr. Whiteman and their various financial and legal representatives.

     On April 6, 2000, Allen Systems' legal counsel delivered a draft of the Merger Agreement and the Shareholder Agreement to Viasoft and its legal counsel. On April 10, 2000, Osborn Maledon distributed to Allen Systems and its legal counsel initial comments on the Merger Agreement.

     On April 12, 2000, the Viasoft Board met to discuss the proposed concept of a joint tender offer that would facilitate the financing of the proposed transaction by Allen Systems. After discussion of the proposal, which included input from Viasoft's financial and legal advisors, the Viasoft Board agreed to consider structuring the transaction on this basis. Ms. Hardwick communicated that message to Ms. Rieger the same day. On April 13, 2000, Viasoft and its counsel received a revised draft of the Merger Agreement reflecting revisions to implement the structural changes to the proposed transaction. Ms. Hardwick delivered this draft of the Merger Agreement to the Viasoft Board for review.

     On April 13 and 14, 2000, Mr. Allen and Mr. Whiteman exchanged information concerning the anticipated timing of Allen Systems' receipt of the Banks' commitment for the financing and the schedule for preparing a definitive Credit Agreement. Ms. Rieger and Ms. Hardwick had similar discussions. As a result, the parties agreed to continue negotiations with a view to completing them when a definitive Credit Agreement could be available.

     Representatives of Viasoft and Allen Systems, together with their respective counsel and representatives of Broadview, held a conference call on April 14, 2000 during which the terms of the draft Merger Agreement, the parties' comments and the manner in which the transaction should be effected were reviewed, discussed and negotiated extensively. Representatives of the Banks and their counsel participated in portions of these discussions.

     On April 14, 2000 and again on April 17, 2000, Mr. Whiteman and Mr. Allen held telephone conversations to review the progress of their negotiating teams and continued to discuss terms for the proposed transaction. Throughout the week of April 17, both parties and their respective advisors worked toward the completion of the terms of the Merger Agreement and the execution of the Credit Agreement. During this time, on April 21, 2000, Viasoft publicly announced its earnings statements for the quarter ended March 31, 2000.

     On April 21, 2000, representatives of Allen Systems provided a draft of its definitive Credit Agreement with the Banks to Viasoft and its counsel for review. During the week of April 24, representatives of Viasoft, Broadview and Allen Systems discussed various matters relating to the proposed Credit Agreement, including the various financial covenants and lending conditions provided therein with respect to the financing of the proposed transaction. On April 26, 2000, representatives of Allen Systems and the Banks met at the offices of the Bank's counsel in Chicago and executed and delivered the Credit Agreement.

     From April 24 through the evening of April 26, 2000, representatives of Allen Systems, Viasoft and their respective legal and financial advisors participated in numerous conferences during which the terms of the draft Merger Agreement, Shareholder Agreement and related matters were further discussed and negotiated. In addition, during this period, the parties discussed modifications to the Separation Plan to adjust the severance compensation payable to certain key employees. Ms. Hardwick continued to provide interim drafts of various transaction documents to the Viasoft Board.

     On the morning of April 26, 2000, Viasoft held a telephonic Board meeting during which Mr. Whiteman, Ms. Hardwick and counsel updated the Viasoft Board on the progress of negotiations with Allen Systems. Later in the day, Ms. Hardwick and counsel distributed to the Viasoft Board proposed final drafts of the Merger Agreement, Shareholder Agreement and an amendment to the Separation Plan. Counsel also circulated a proposed amendment to the Rights Agreement, which counsel advised was necessary in order to facilitate the transaction contemplated by the Merger Agreement, and Ms. Hardwick distributed a copy of Allen Systems' definitive Credit Agreement with the Banks. Broadview provided to the Board a financial analysis of the loan covenants in the Credit Agreement, as well as a draft of the Broadview fairness opinion and supporting materials.

     On the morning of April 27, 2000, the Viasoft Board held a telephonic meeting to consider the proposed final terms of the Merger Agreement, Shareholder Agreement and the amendment to the Separation Plan. Participating in the meeting were all Viasoft directors, Ms. Hardwick, and representatives of Broadview and Osborn Maledon. Mr. Whiteman summarized the status of the transaction generally and the results of discussions and negotiations with Allen Systems. A representative of Osborn Maledon reviewed with the Viasoft Board the principal provisions of the proposed Merger Agreement, Shareholder Agreement and the amendment to the Separation Plan and responded to questions from the Viasoft Board. Representatives of Broadview presented Broadview's fairness opinion to the Viasoft Board that as of the date of the meeting and based upon and subject to certain matters stated in such opinion, the Offer Price was fair, from a financial point of view, to Viasoft's shareholders. The Broadview representatives described to the Viasoft Board the procedures followed, Broadview's findings, the bases for and methods of arriving at Broadview's fairness opinion, including the financial analysis Broadview made of certain information supporting its fairness opinion, and responded to questions from the Viasoft Board. The Broadview representatives also presented an analysis of the loan covenants in the Credit Agreement. Representatives of Osborn Maledon and Broadview addressed various questions from the Viasoft Board with respect to the Credit Agreement. Ms. Hardwick provided certain information regarding the antitrust aspects of the proposed transaction.

     The Viasoft Board considered these matters carefully and, after discussion, the Viasoft Board unanimously determined that the terms of the Offer, the Merger and the Merger Agreement are advisable and fair to, and in the best interests of, Viasoft and its shareholders. The Viasoft Board then unanimously approved the transactions contemplated by the Merger Agreement, including execution and delivery of the Merger Agreement, approval of the Shareholder Agreement and adoption of the amendment to the Separation Plan, and unanimously resolved to recommend that Viasoft's shareholders accept the Offer and tender their Shares in the Offer. In addition, the Viasoft Board considered and unanimously approved an amendment to the Rights Agreement to facilitate the transactions contemplated by the Merger Agreement.

     On the afternoon of April 27, 2000, following the Viasoft Board meeting, Mr. Whiteman, Ms. Hardwick and representatives of Osborn Maledon met with Mr. Allen, Ms. Rieger and representatives of Steptoe & Johnson LLP, Allen Systems' outside counsel, at Steptoe & Johnson's offices in Phoenix, where the Merger Agreement was executed and delivered.

2.  RECOMMENDATION OF THE VIASOFT BOARD; FAIRNESS OF THE TRANSACTION

     In evaluating the Offer and the Merger, the Viasoft Board relied upon their knowledge of the business, financial condition and prospects of the Company as well as the advice of Viasoft's financial and legal advisors. In determining that the Viasoft Board would approve and recommend the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, to the Company's shareholders, the Viasoft Board considered a number of factors, including the following:

     (1) CURRENT BUSINESS STRATEGY AND FUTURE PROSPECTS. The Viasoft Board's familiarity with, and information provided by Viasoft management as to, the business, financial condition, results of operations, current business strategy and future prospects of Viasoft, recent trends in the software product and services markets in which Viasoft operates, Viasoft's position in such markets, the historical and recent market prices for the Shares, potential new business initiatives and the information provided by Broadview as to Viasoft's strategic and other alternatives.

     (2) MARKET PRICE AND PREMIUM. The Viasoft Board considered the historical market and recent trading activity of the Shares with a particular emphasis on the relationship between the $8.40 per Share cash consideration and the trading history of the Shares. In particular, the Board noted that the $8.40 per Share cash consideration represents a premium of approximately 53% over the $5.50 per Share closing price on the Nasdaq National Market on April 26, 2000, the last full trading day before the Board met to determine the final terms of the Merger Agreement.

     (3) OFFER PRICE AND MERGER CONSIDERATION. The Viasoft Board concluded, based on Viasoft's negotiations with Allen Systems and the advice of financial and legal advisors, that the $8.40 per Share cash consideration represents the highest price that Allen Systems would be willing to pay in acquiring the Shares.

     (4) BROADVIEW FAIRNESS OPINION. The Viasoft Board considered the financial analysis and presentation of Broadview, including Broadview's analyses based on Viasoft's historical market prices, public company comparables, transaction comparables, transaction premiums paid, and present value of projected future share price. The Board also considered the written Fairness Opinion of Broadview delivered on April 27, 2000, to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the $8.40 Offer Price was fair, from a financial point of view, to Viasoft's shareholders. A COPY OF THE FAIRNESS OPINION IS ATTACHED AS ANNEX A TO THIS OFFER TO PURCHASE AND IS INCORPORATED HEREIN BY REFERENCE. HOLDERS OF SHARES ARE ENCOURAGED TO READ THE FAIRNESS OPINION CAREFULLY IN ITS ENTIRETY.

     (5) TRANSACTION STRUCTURE. The Viasoft Board evaluated the benefits of the transaction being structured as an immediate cash tender offer for all of the outstanding Shares, thereby enabling the public shareholders of the Company the opportunity to obtain cash for all of their Shares at the earliest possible time and the fact that the per Share cash consideration to be paid in the Offer and the Merger is the same.

     (6) FINANCING; EXECUTION OF DEFINITIVE CREDIT AGREEMENT. The Board considered that financing is not a condition of Allen Systems' obligation to complete the Offer or the Merger. The Board also considered the fact that Allen Systems had entered into the definitive Credit Agreement with the Banks for the necessary financing for the Offer and the Merger, and that the Board had an opportunity to analyze certain terms and conditions of the Credit Agreement.

     (7) RECENT DISCUSSIONS REGARDING A SALE OF THE COMPANY. The Board considered the fact that Broadview and Viasoft management sought indications of interest in a potential acquisition from all of the companies other than Allen Systems and the Other Potential Offeror that Broadview and the Company considered to be likely potential acquirors, none of which chose to make an offer to acquire the Company. In addition, the Viasoft Board considered the proposal of the Other Potential Offeror, the Viasoft Board's opinion that such proposal was inferior to the Allen Systems offer and the fact that the Other Potential Offeror was unwilling to improve its proposal. The Viasoft Board considered the significant publicity surrounding termination of the Compuware Merger Agreement and the fact that no other unsolicited indications of interest in a business combination have been received by Viasoft. The Viasoft Board also evaluated the relative risks and benefits of entering into the Merger Agreement with Allen Systems as compared to pursuing business combination discussions with Allen Systems or other parties without a binding commitment from Allen Systems or any other party.

     (8) ALTERNATIVES TO THE MERGER. The Viasoft Board evaluated the possible alternatives to the Offer and the Merger, including seeking additional proposals from other parties and accepting the related uncertainties (including with respect to timing, valuation and the likelihood of completion of any such proposals that might be received) or continuing to maintain Viasoft as an independent public corporation and not engaging in any extraordinary transaction. In addition, the Viasoft Board reviewed Viasoft's prospects if it were to remain independent, including the risks and benefits inherent in remaining independent and in particular, the risks associated with Viasoft's previously-announced reorganization of its business, the rebuilding of the business required after termination of the Compuware Merger Agreement and the potential new business initiatives investigated by management.

     (9) TERMS OF THE MERGER AGREEMENT. The Viasoft Board evaluated the terms of the Merger Agreement, including the circumstances under which the Viasoft Board may withdraw its recommendation of the Merger and the Offer, and/or terminate the Merger Agreement, and the parties' representations, warranties and covenants and the conditions to their respective obligations. In addition, the Viasoft Board reviewed the termination provisions of the Merger Agreement, which under certain circumstances could obligate Viasoft to pay an $8,000,000 termination fee to Allen Systems and to reimburse Allen Systems for its actual expenses (not to exceed $200,000) incurred in connection with the transactions, and the Viasoft Board's belief that such fees and expense reimbursement provisions are reasonable in the circumstances and would not deter a higher offer.

     The foregoing discussion summarizes the material information and factors considered by the Viasoft Board in its consideration and approval of the Offer and the Merger. In view of the variety of factors and the amount of information considered, the Viasoft Board did not find it practicable to quantify or otherwise assign relative weights to the specific factors considered or to determine that any factor was of special importance. The determination to recommend that shareholders tender their Shares in the Offer and approve the Merger was made after consideration of all of the factors taken as a whole. In addition, individual members of the Viasoft Board may have assigned different weights to different factors.

     The Viasoft Board believes that the Offer and the Merger are procedurally fair because, among other things: (1) the Viasoft Board consists of directors who are unaffiliated with Allen Systems or ASG Sub and (2) the $8.40 per Share cash consideration and the other terms and conditions of the Merger Agreement resulted from active arm's-length bargaining between Viasoft and Allen Systems and their respective advisors. The Viasoft Board believes that sufficient procedural safeguards to ensure fairness of the transaction and to permit the Viasoft Board to effectively represent the interests of the holders of the Shares were present, and therefore there was no need to retain any additional unaffiliated representative to act on behalf of the holders of the Shares in view of the unaffiliated status of the members of the Viasoft Board with respect to Allen Systems and ASG Subs and the retention by Viasoft of its own independent legal counsel and financial advisor.

     PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS. Neither Viasoft nor ASG Sub has made any provisions in connection with the Offer and the Merger to grant unaffiliated shareholders of Viasoft access to Viasoft's corporate records, or to obtain counsel or appraisal services at the expense of either Viasoft or ASG Sub.

     THE BOARD OF DIRECTORS OF VIASOFT HAS UNANIMOUSLY APPROVED THE OFFER, THE MERGER AND THE MERGER AGREEMENT AND HAS DETERMINED THAT THE TERMS OF EACH ARE ADVISABLE AND FAIR TO, AND IN THE BEST INTERESTS OF, VIASOFT AND ITS SHAREHOLDERS, AND RECOMMENDS THAT SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

3.  OPINION OF FINANCIAL ADVISOR

     As discussed above, the Viasoft Board retained Broadview to act as its financial advisor with respect to possible strategic alternatives. On April 27, 2000, at a meeting of the Viasoft Board, Broadview orally delivered its opinion to the Viasoft Board, and delivered its written opinion dated April 27, 2000, to the effect that, as of that date, and based upon and subject to the various factors, assumptions and limitations set forth in the opinion, the $8.40 Offer Price is fair, from a financial point of view, to Viasoft's shareholders.

     THE FULL TEXT OF BROADVIEW'S WRITTEN OPINION IS ATTACHED AS ANNEX A TO THIS OFFER TO PURCHASE AND IS INCORPORATED HEREIN BY REFERENCE. A COPY OF THE FAIRNESS OPINION ALSO IS AVAILABLE FOR INSPECTION AND COPYING BY ANY HOLDER OF SHARES OR ANY REPRESENTATIVE OF SUCH HOLDER WHO HAS BEEN SO DESIGNATED IN WRITING, AT THE PRINCIPAL EXECUTIVE OFFICES OF THE COMPANY DURING NORMAL BUSINESS HOURS. SHAREHOLDERS OF VIASOFT ARE URGED TO, AND SHOULD, READ THE FAIRNESS OPINION CAREFULLY IN ITS ENTIRETY FOR INFORMATION WITH RESPECT TO THE PROCEDURES FOLLOWED, ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITS ON THE REVIEW UNDERTAKEN BY BROADVIEW IN RENDERING ITS OPINION. THE FAIRNESS OPINION WAS FOR THE USE AND BENEFIT OF THE VIASOFT BOARD AND ADDRESSES ONLY THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE OFFER PRICE. IT DOES NOT EXPRESS ANY VIEW ON ALLEN SYSTEMS' ABILITY TO OBTAIN FINANCING OR THE SOLVENCY OR PRUDENCE OF THE CAPITAL STRUCTURE OF THE COMPANY OR ASG SUB FOLLOWING CONSUMMATION OF THE OFFER AND THE MERGER, NOR DOES IT ADDRESS THE MERITS OF THE UNDERLYING DECISION BY THE COMPANY TO ENGAGE IN THE OFFER AND THE MERGER. THE FAIRNESS OPINION DOES NOT CONSTITUTE A RECOMMENDATION TO ANY SHAREHOLDER OF VIASOFT AS TO WHETHER THAT SHAREHOLDER SHOULD

(1) TENDER ANY SHARES PURSUANT TO THIS OFFER TO PURCHASE, (2) VOTE IN FAVOR OF THE MERGER, IF APPLICABLE, OR (3) TAKE ANY OTHER ACTION WITH RESPECT TO THE OFFER AND THE MERGER. THE FOLLOWING SUMMARY DOES NOT PURPORT TO BE A COMPLETE DESCRIPTION OF THE ANALYSES PERFORMED BY BROADVIEW AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE FAIRNESS OPINION.

     In preparing its opinion, Broadview has, among other things:

      1. reviewed the terms of the draft merger agreement dated April 26, 2000 furnished to Broadview by Viasoft management on April 26, 2000 which, for the purposes of its opinion, Broadview has assumed, with Viasoft's permission, to be identical in all material respects to the agreement to be executed except that Broadview has been informed by Viasoft management that the Offer Price will be $8.40;

      2. reviewed Viasoft's annual report on Form 10-K for its fiscal year ended June 30, 1999, including the audited financial statements included therein, and Viasoft's financial press release dated April 21, 2000 for the period ended March 31, 2000, including the unaudited financial statements included therein;

      3. reviewed certain internal financial and operating information relating to Viasoft, including certain quarterly projections through June 30, 2001, prepared and furnished to Broadview by Viasoft management;

      4. participated in discussions with Viasoft management concerning the operations, business strategy, current financial performance and prospects for Viasoft;

      5. discussed with Viasoft management its view of the strategic rationale for the Offer and the Merger;

      6. reviewed the recent reported closing prices and trading activity for Viasoft common stock;

      7. compared certain aspects of the financial performance of Viasoft with public companies we deemed comparable;

      8. analyzed available information, both public and private, concerning other mergers and acquisitions we believe to be comparable in whole or in part to the Offer and the Merger;

      9. reviewed recent equity research analyst reports covering Viasoft;

     10. assisted in negotiations and discussions related to the Offer and the Merger among Viasoft, Allen Systems and their respective financial and legal advisors; and

     11. conducted other financial studies, analyses and investigations as Broadview deemed appropriate for purposes of its opinion.

     In preparing its opinion, Broadview assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to it, discussed with or reviewed by or for it, or publicly available, and did not assume any responsibility for independently verifying that information or undertake an independent evaluation or appraisal of any of the Company's assets or liabilities, nor was Broadview furnished with any such evaluation or appraisal. In addition, Broadview did not assume any obligation to conduct any physical inspection of the Company's properties or facilities. With respect to the financial forecast information furnished to or discussed with Broadview by the Company, Broadview assumed that it had been reasonably prepared and reflected the best currently available estimates and judgment of the management of the Company as to the expected future financial performance of the Company. Broadview also assumed that the Merger Agreement would be substantially similar to the last draft reviewed by it. The Broadview opinion was necessarily based upon market, economic and other conditions as they existed and could be evaluated on, and on the information made available to Broadview as of, April 26, 2000.

     The following is a brief summary of the material financial analyses presented by Broadview to the Viasoft Board in connection with the rendering of its opinion. The Viasoft Board did not place any limitation on the scope or methodology of the analysis conducted by Broadview.

     Certain of these summaries include information presented in tabular format. To understand fully the financial analyses performed by Broadview, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by Broadview, and considering the data set forth in the tables without considering the full narrative description, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of those financial analyses.

     The following is a summary explanation of the various sources of information and valuation methodologies employed by Broadview in valuing Viasoft in conjunction with rendering its Fairness Opinion. Broadview employed analyses based on: (1) public company comparables, (2) transaction comparables, (3) transaction premiums paid; (4) stock price performance; and (5) present value of future share price to determine the fairness of the Offer and the Merger.

     PUBLIC COMPANY COMPARABLES ANALYSIS. Ratios of a Company's Common Stock Share Price and Equity Market Capitalization ("EMC"), adjusted for cash and debt when appropriate, to selected historical and projected operating metrics indicate the value public equity markets place on companies in a particular market segment. Several companies are comparable to Viasoft based on revenue growth, revenue size, products offered, business model and management structure. Broadview reviewed nine public company comparables in the analysis, design and modeling, development management, application construction and data management market segments with Trailing Twelve Month ("TTM") revenue between $35 million and $500 million, and TTM Revenue Growth less than 20%, from a financial point of view including each company's: TTM Revenue; TTM Revenue Growth; TTM Earnings Before Interest and Taxes ("TTM EBIT") Margin, Projected June 30, 2000 ("Projected 2000") Revenue; Projected June 30, 2000 Revenue Growth; Net Cash; Equity Market Capitalization; Total Market Capitalization ("TMC" defined as Equity Market Capitalization plus debt minus cash)/TTM Revenue ("TTM TMC/R") ratio; TMC/TTM EBIT ("TTM TMC/EBIT") ratio; Price/TTM EPS ("TTM P/E") ratio; TMC/Projected June 30, 2000 Revenue ratio ("Projected 2000 TMC/R"); and Price/Projected June 30, 2000 EPS ratio ("Projected June 30, 2000 P/E"). The public company comparables were selected from the Broadview Barometer, a proprietary database of publicly-traded Information Technology ("IT"), Communications and Media companies maintained by Broadview and broken down by industry segment.

     In order of descending TTM TMC/R, the public company comparables consist of:

     1) ILOG SA;
     2) eXcelon Corp.;
     3) Centura Software Corp.;
     4) Saga Systems, Inc.;
     5) Progress Software Corp.;
     6) Crystal Systems Solutions Ltd.;
     7) Pervasive Software, Inc.;
     8) MERANT plc; and
     9) Rogue Wave Software, Inc.

     These comparables exhibit the following medians and ranges for revenue growth:

                                                  MEDIAN GROWTH RATE   RANGE OF GROWTH RATES
                                                  ------------------   ---------------------
TTM Revenue Growth..............................         6.3%             (14.4)% - 19.6%
Projected 6/30/2000 Revenue Growth..............        10.5%             (10.4)% - 21.5%

     Viasoft's TTM revenue growth was (39.4)%. Viasoft management's projection for June 30, 2000 revenue growth is (45.3)%. The projections of the independent equity research analyst covering Viasoft for Viasoft's June 30, 2000 revenue growth is (45.3)%.

     These comparables exhibit the following medians and ranges for the applicable multiples:

                                                     MEDIAN MULTIPLE     RANGE OF MULTIPLES
                                                     ---------------     ------------------
TTM TMC/R.........................................         1.81x           0.44x -   8.49x
TTM TMC/EBIT......................................        17.97x           7.08x -  32.81x
TTM P/E...........................................        33.95x          12.37x -  46.73x
Projected 2000 TMC/R (Management Projections).....         1.55x           0.44x -   7.37x
Projected 2000 TMC/R (Analyst Projections)........         1.55x           0.44x -   7.37x
Projected 2000 P/E (Management Projections).......        27.34x          11.26x - 126.17x
Projected 2000 P/E (Analyst Projections)..........        27.34x          11.26x - 126.17x

     These comparables imply the following medians and ranges for per share value:

                                                   IMPLIED MEDIAN
                                                       VALUE          RANGE OF IMPLIED VALUES
                                                   --------------     -----------------------
TTM TMC/R......................................        $11.55             $6.44 - $36.48
TTM TMC/EBIT...................................          NM                   NM - NM
TTM P/E........................................        $ 2.86             $1.04 - $ 3.93
Projected 2000 TMC/R (Management
  Projections).................................        $ 9.59             $6.14 - $27.59
Projected 2000 TMC/R (Analyst Projections).....        $ 9.59             $6.14 - $27.60
Projected 2000 P/E (Management Projections)....        $ 1.38             $0.57 - $ 6.39
Projected 2000 P/E (Analyst Projections).......        $ 0.12             $0.05 - $ 0.55

     TRANSACTION COMPARABLES ANALYSIS. Ratios of Equity Purchase Price, adjusted for the seller's cash and debt when appropriate, to selected historical operating metrics indicate the value strategic and financial acquirers have been willing to pay for companies in a particular market segment. A handful of companies involved in recent transactions are comparable to Viasoft based on products offered and business model. Broadview reviewed twelve comparable merger and acquisition ("M&A") transactions from January 1, 1998 through April 26, 2000 involving sellers in the analysis, design and modeling, development management, application construction, and data management market segments, with TTM revenue between $35 million and $500 million, from a financial point of view including each transaction's: Adjusted Price (Equity Price plus debt minus cash); Seller TTM Revenue; Adjusted Price/TTM Revenue ("P/R") ratio; Adjusted Price/EBIT (Earnings Before Interest and Taxes); and Equity Price/Net Income. The transactions were selected from Broadview's proprietary database of published and confidential M&A transactions in the IT, Communications and Media industries. In order of descending P/R multiple, the transactions used are the acquisition of:

     1) Forte Software, Inc. by Sun Microsystems, Inc.;
     2) Ardent Software, Inc. by Informix Corp.;
     3) Inprise Corp. by Corel Corp.;
     4) Logic Works, Inc. by Platinum Technology, Inc.;
     5) Intersolv, Inc. by Micro Focus Group plc;
     6) Information Advantage, Inc. by Sterling Software, Inc.;
     7) Template Software by Level 8 Systems, Inc.;
     8) Synon Corp. by Sterling Software, Inc.;
     9) Prism Solutions, Inc. by Ardent Software, Inc.;
     10) SEER Technologies, Inc. by Level 8 Systems, Inc.;
     11) Red Brick Systems, Inc by Informix Corp.; and
     12) Cayenne Software, Inc. by Sterling Software, Inc.

     These comparables exhibit the following median and range for the applicable multiple:

                                                        MEDIAN MULTIPLE   RANGE OF MULTIPLES
                                                        ---------------   ------------------
P/R...................................................       1.62x          0.22x -  6.19x
P/EBIT................................................      29.05x         18.92x - 29.45x
P/Net Income..........................................      32.75x         21.31x - 46.27x

     These comparables imply the following median and range for per share value:

                                                MEDIAN IMPLIED VALUE   RANGE OF IMPLIED VALUES
                                                --------------------   -----------------------
P/R...........................................         $10.83              $5.61 - $27.87
P/EBIT........................................             NM                  NM - NM
P/Net Income..................................         $ 2.76              $1.79 - $ 3.90

     TRANSACTION PREMIUMS PAID ANALYSIS. Premiums paid above the seller's EMC indicate the additional value, when compared to public shareholders, strategic and financial acquirers are willing to pay for companies in a particular market segment. In this analysis, the value of consideration paid in transactions involving stock is computed using the buyer's last reported closing price (on the appropriate exchange) prior to announcement. The seller's equity market capitalization one trading day prior to announcement is calculated using the seller's last reported closing price (on the appropriate exchange) prior to announcement. The seller's equity market capitalization twenty trading days prior to announcement is calculated using the seller's closing price (on the appropriate exchange) on the first day of that period which: (1) consists of twenty consecutive days during which the appropriate exchange conducts trading activity, and (2) ends on the day of the last reported closing price prior to announcement. Broadview reviewed 47 comparable M&A transactions involving North American software vendors from January 1, 1998 through April 26, 2000 with equity consideration between $50 million and $250 million. The transactions were selected from Broadview's proprietary database of published and confidential M&A transactions in the IT, Communications and Media industries. In order of descending premium paid to seller's equity market capitalization 20 trading days prior to the date of announcement, the software transactions used were the acquisition of:

     1)  FullTime Software, Inc. by Legato Systems, Inc.;
     2)  Marcam Solutions, Inc., by Invensys plc (pending);
     3)  Sulcus Hospitality Technologies Corp. by Eltrax Systems, Inc.;
     4)  Netmoves Corp. by Mail.com, Inc.;
     5)  Connectinc.com by Calico Commerce, Inc.;
     6)  Consilium, Inc. by Applied Materials, Inc.;
     7)  Worldtalk Communications Corp. by Tumbleweed Communications Corp.;
     8)  Cybermedia, Inc. by Network Associates, Inc.;
     9)  Interlink Computer Sciences by Sterling Software, Inc.;
     10) Telebackup Systems, Inc. by VERITAS Software Corp.;
     11) Oshap Technologies, Ltd. By Sunguard Data Systems, Inc.;
     12) Softworks, Inc. by EMC Corp.;
     13) C*ATS Software, Inc. by Misys plc;
     14) Metrowerks, Inc. by Motorola, Inc.;
     15) US Servis, Inc. by HBO & Company;
     16) OrCAD, Inc. by Cadence Design Systems, Inc.;
     17) Wall Data, Inc. by Netmanage, Inc.;
     18) Inference Corp. by Egain Communications Corp.;
     19) Caere Corp. by Scansoft, Inc.;
     20) FDP Corp. by SunGard Data Systems, Inc.;
     21) Elite Information Group, Inc. by Solution 6 Holdings, Inc.;
     22) Information Advantage, Inc. by Sterling Software, Inc.;
     23) Logic Works, Inc. by PLATINUM Technology, Inc.;
     24) Ultradata Corp by CFI Proservices, Inc.;

     25) Award Software by Phoenix Technologies, Ltd.;
     26) Advanced Communication Systems, Inc. by Titan Corp.;
     27) Walsh International, Inc. by Cognizant Corp.;
     28) Oacis Healthcare Holdings Corp. by Science Applications International Corp.;
     29) Globalink, Inc. by Lernout & Hasupie Speech Products NV;
     30) THINK New Ideas, Inc. by Answer Think Consulting Group, Inc.;
     31) Xionics Document Technologies, Inc. by Oak Technology, Inc.;
     32) Learmonth & Burchett Management Systems, Inc. by PLATINUM Technology, Inc.
     33) PC DOCS Group International, Inc. by Hummingbird Communications, Ltd.(pending);
     34) IQ Software Corp. by Information Advantage Software, Inc.;
     35) Voice Control Systems, Inc. by Philips Electronics NV(pending);
     36) State Of The Art, Inc. by Sage Group plc;
     37) Mosaix, Inc. by Lucent Technologies, Inc.(pending)
     38) Quarterdeck Corp. by Symantec Corp.;
     39) International Telecommunication Data Systems, Inc. by Amdocs, Ltd.;
     40) Innovative Technologies Systems, Inc. by Peregrine Systems, Inc.;
     41) SPR, Inc. by Leapnet, Inc.;
     42) GRC International, Inc. by AT&T Corp.;
     43) DataWorks Corp. by Platinum Software Corp.;
     44) Equitrac Corp. by MOB (Cornerstone Equity Investors LLC);
     45) Simulation Sciences, Inc. by Siebe plc;
     46) Enterprise Software, Inc. by Livewire Media LLC;
     47) FTP Software, Inc. by NetManage, Inc.

     These comparables exhibit the following medians and ranges for the applicable premiums (discounts):

                                                      MEDIAN MULTIPLE   RANGE OF MULTIPLES
                                                      ---------------   ------------------
Premium Paid to Seller's EMC
  Trading Day Prior to Announcement.................       24.3%          (6.3)% - 186.6%
Premium Paid to Seller's EMC
  20 Trading Days Prior to Announcement.............       53.8%         (28.7)% - 326.6%

     These comparables imply the following medians and ranges for per share value:

                                                MEDIAN IMPLIED VALUE   RANGE OF IMPLIED VALUES
                                                --------------------   -----------------------
Premium Paid to Seller's per Share Value
  1 Trading Day Prior to Announcement.........         $ 6.83              $5.15 - $15.76
Premium Paid to Seller's per Share Value
  20 Trading Days Prior to Announcement.......         $10.19              $4.72 - $28.26

     VIASOFT STOCK PERFORMANCE ANALYSIS. For comparative purposes, Broadview examined the following:

     1) Viasoft Common Stock weekly historical volume and trading prices from April 23, 1999 through April 20, 2000; and

     2) Daily relative closing prices for an index of the public company comparables vs. Viasoft and the S&P 500 from April 23, 1999 through April 20, 2000.

     PRESENT VALUE OF POTENTIAL FUTURE SHARE PRICE ANALYSIS. Broadview calculated the present value of the potential future price of shares of Viasoft Common Stock on a standalone basis using a selected analyst estimate for the twelve months ending June 30, 2001. In performing the analysis, Broadview assumed that the median TTM P/E multiple for the public company comparables would remain constant going forward. The implied share price calculated using the median TTM P/E for the public company comparables, adjusted for median implied value from the public company comparables and transaction comparables, and discounted based on the Capital Asset Pricing Model ("CAPM") using the median capital-structure adjusted beta for the public company comparables is $10.88.

     CONSIDERATION OF THE DISCOUNTED CASH FLOW VALUATION METHODOLOGY. While discounted cash flow is a commonly used valuation methodology, Broadview did not employ such an analysis for the purposes of this opinion. Discounted cash flow analysis is most appropriate for companies which exhibit relatively steady or somewhat predictable streams of future cash flow. For a company such as Viasoft, a preponderance of the value in a valuation based on discounted cash flow will be in the terminal value of the entity, which is extremely sensitive to assumptions about the sustainable long-term growth rate of the company. Given the uncertainty in estimating both the future cash flows and a sustainable long-term growth rate for the Company, Broadview considered a discounted cash flow analysis inappropriate for valuing Viasoft.

     SUMMARY OF VALUATION ANALYSES. Taken together, the information and analyses employed by Broadview led to Broadview's opinion that, as of the date of the opinion, the Offer Price was fair, from a financial point of view, to Viasoft shareholders.

     The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, is not necessarily susceptible to partial analysis or summary description. Selected portions of the analyses or of the summaries set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying the Broadview opinion. In arriving at its fairness determination, Broadview considered the results of all such analyses and did not attribute any particular weight to any factor or analysis considered by it; Broadview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all such analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the Offer and the Merger. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Broadview or any other person assumes responsibility if future results are materially different from those forecast. As described above, the Broadview opinion was among many factors taken into consideration by the Board in making its determination to recommend the Offer and the Merger.

     Broadview is an internationally recognized investment banking and advisory firm. As part of its investment banking business, Broadview is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, competitive biddings, private placements and valuations for corporate and other purposes. The Board selected Broadview to act as its financial advisor in connection with the Offer and the Merger based on Broadview's qualifications, expertise and reputation.

     Pursuant to a letter agreement (the "Engagement Letter") dated May 20, 1999, Viasoft engaged Broadview as its financial advisor with respect to possible strategic alternatives. If, during the period that Broadview is retained by Viasoft or within 12 months thereafter, the sale of Viasoft is consummated with any party (which would include Allen Systems) with whom contact was initiated or developed by Broadview, the Company or a third party prior to termination of the Engagement Letter, the Company will pay a success fee to Broadview of 1.25% of the total consideration received by Viasoft's shareholders ("Success Fee"). A fee of $400,000 is due upon initial delivery of the Fairness Opinion, to be credited against the Success Fee. In the event that the Offer is consummated at the Offer Price, the aggregate fee payable to Broadview pursuant to the Engagement Letter will be approximately $1.9 million. The Engagement Letter also provides that Viasoft will reimburse Broadview for reasonable out-of-pocket costs and expenses. In addition, Viasoft has agreed to indemnify Broadview against certain liabilities, including liabilities arising under the federal securities laws.

4.  PURPOSE AND STRUCTURE OF THE OFFER AND THE MERGER

     The purpose of the Offer and the Merger is for Allen Systems and ASG Sub to acquire control of, and all of the equity interests in, the Company in a transaction in which the holders of Shares would be entitled to receive in exchange for their equity interest in the Company cash in the amount of $8.40 per Share. Such
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

acquisition is structured as a joint tender offer by ASG Sub and the Company to purchase all Shares validly tendered and not withdrawn pursuant to the Offer, with ASG Sub agreeing to pay for and purchase no fewer than a majority of the outstanding Shares and Viasoft agreeing to purchase and pay for the remaining Shares in excess of the Shares to be purchased and paid for by ASG Sub.

     The Offer, as the first step in the acquisition of Viasoft, is intended to facilitate the acquisition of all the Shares. Shareholders of Viasoft who tender their Shares in the Offer will cease to have any equity interest in Viasoft or any right to participate in its earnings and future growth. If the Merger is consummated, non-tendering shareholders will no longer have an equity interest in Viasoft. Similarly, after tendering their Shares in the Offer or after the subsequent Merger, shareholders of Viasoft will not bear the risk of any decrease in the value of Viasoft.

     The total amount of funds required to purchase all the outstanding Shares, to cash-out options outstanding at the effective time of the Merger (the "Effective Time") and to pay all other costs and expenses of the Offer and the Merger, exclusive of anticipated severance benefits triggered by the Offer and the Merger, is approximately $162 million. Allen Systems and ASG Sub have entered into a Credit Agreement with the Banks pursuant to which the Banks have agreed to lend to Allen Systems and ASG Sub up to $100 million. Of this amount, approximately $77 million will be used to finance the purchase of at least a majority of the Shares and the balance will be used to pay expenses of the Offer and the Merger and to retire an existing line of credit. The remaining funds needed for the purchase of all of the outstanding Shares will be derived from Viasoft's cash, cash equivalents, marketable securities and investments (the "Viasoft Cash").

     ASG Sub and Viasoft will purchase Shares in the Offer according to the following order of precedence:

     - ASG Sub will first purchase all Shares tendered in the Offer up to a majority of the issued and outstanding Shares.

     - Viasoft will purchase all additional Shares tendered.

     As described above, the Viasoft Board has approved the Merger and the Merger Agreement in accordance with the Delaware General Corporation Law (the "DGCL"). In addition, the Viasoft Board has taken action to render inapplicable the restrictions on mergers contained in Section 203 of the DGCL. The Viasoft Board will be required to submit the Merger Agreement to the Viasoft shareholders for adoption at a shareholders' meeting convened for that purpose in accordance with the DGCL. Unless ASG Sub owns 90% or more of the outstanding Shares after this Offer is completed, under the DGCL and Viasoft's certificate of incorporation, the Merger Agreement must be adopted by the affirmative vote of holders of a majority of the outstanding Shares. Pursuant to the Merger Agreement, Viasoft has agreed to convene a meeting of its shareholders, if necessary, as soon as practicable following the consummation of the Offer for the purpose of adopting the Merger Agreement and to include in any proxy or information statement required for such meeting the recommendation of the Viasoft Board that Viasoft's shareholders vote in favor of the adoption of the Merger Agreement. If ASG Sub owns 90% or more of the outstanding Shares after this Offer is completed, ASG Sub will be able to effect the Merger without any further action by the Viasoft shareholders. IN ANY CASE, IF THE MINIMUM CONDITION IS SATISFIED AND AT LEAST A MAJORITY OF SHARES ARE PURCHASED IN THE OFFER, THE FAVORABLE VOTE TO APPROVE THE MERGER IS ASSURED.

5.  PLANS FOR VIASOFT AFTER THE OFFER AND THE MERGER

     Pursuant to the Merger Agreement, upon completion of the Offer, Viasoft and ASG Sub intend to effect the Merger in accordance with the Merger Agreement. See "SPECIAL FACTORS -- 7. The Merger Agreement; The Shareholder Agreement; Statutory Requirements; Appraisal Rights." Following the consummation of the Offer and the satisfaction or waiver of certain conditions, ASG Sub will merge with and into Viasoft, with Viasoft as the Surviving Corporation. Following the Effective Time, the directors of ASG Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation and the officers of ASG Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation. It is currently expected that the business and operations of the Surviving Corporation will be continued substantially as they are currently being conducted by the Company and its subsidiaries. However, the

Surviving Corporation's management will review proposals or may propose the acquisition or disposition of assets or other changes in the Surviving Corporation's business, corporate structure, capitalization, management or dividend policy that it considers to be in the best interests of the Surviving Corporation and its shareholder, Allen Systems. Management of the Surviving Corporation may, from time to time, evaluate and review Viasoft's businesses, operations and properties and make such changes as are deemed appropriate including the transfer of all or part of the Surviving Corporation's assets or business to Allen Systems.

     Upon consummation of the Merger, Viasoft will become a privately held corporation. Accordingly, existing shareholders of Viasoft will not have the opportunity to participate in the earnings and growth of the Surviving Corporation after the consummation of the Offer and the Merger and will not have any right to vote on corporate matters. Similarly, such shareholders will not face the risk of losses generated by the Surviving Corporation's operations or any decrease in the value of the Surviving Corporation after the consummation of the Merger.

     Following the consummation of the Merger, the Shares will no longer be quoted on the Nasdaq National Market ("Nasdaq"). In addition, the registration of the Shares under the Securities Exchange Act of 1934, as amended (the "Exchange Act") will be terminated. Accordingly, following the consummation of the Merger, there will be no publicly-traded Shares outstanding. See "THE
OFFER -- 12. Certain Effects of the Offer and the Merger." It is expected that, if Shares are not accepted for payment by ASG Sub and Viasoft pursuant to the Offer, or should the Offer be terminated, if the Merger is not consummated, Viasoft's current management, under the general direction of the Viasoft Board, will continue to manage Viasoft as an ongoing business.

     As soon as practicable and legally permissible following the Merger, Allen Systems will begin integrating Viasoft's professional staff and in-house operations with those of Allen Systems. The integration process will include coordinating the combined company's management, accounting, human resources and other systems in order to realize expeditiously and efficiently the anticipated synergies of the Merger. As discussed in "SPECIAL FACTORS -- 12. Certain Effects of the Offer and the Merger," following consummation of the Merger, Allen Systems intends to cause the delisting of the Shares by the Nasdaq National Market and the termination of registration of the Shares pursuant to Rule 12g-4 under the Exchange Act.

6.  INTERESTS OF CERTAIN PERSONS IN THE OFFER AND THE MERGER

     In considering the recommendations of the Board, the shareholders of Viasoft should be aware that certain members of the Board and certain of Viasoft's officers have interests in the Offer and the Merger which are described herein and in the Information Statement, filed by Viasoft with the SEC pursuant to Section 14(f) of the Exchange Act as an exhibit to its Schedule 14D-9 and enclosed with this Offer to Purchase (the "Information Statement"), which are in some respects different from the interests of the shareholders of Viasoft generally and which may involve certain conflicts of interest. For example, the consummation of the Offer and/or the Merger will accelerate the vesting of all outstanding unvested stock options held by officers and directors of Viasoft, as described below. Each of the members of the Viasoft Board was aware of these potential conflicts and considered them along with the other factors described above in considering whether to approve the Offer and the Merger. Other such contracts, agreements, arrangements and understandings known to Viasoft are described below.

     ACCELERATED VESTING OF UNVESTED STOCK OPTIONS. The consummation of the Offer and/or the Merger will constitute a "Change of Control" for purposes of certain unvested options to purchase Shares which were granted to directors and executive officers of Viasoft, resulting in acceleration of exercisability of such options under the terms of the options. In addition, the Merger Agreement provides that Viasoft will take the necessary actions to cause each outstanding option to purchase Shares granted pursuant to Viasoft's stock option plans to be fully vested and entitle the optionee to receive the Offer Price, less the option exercise price, without interest, at the Effective Time. See "Employment Contracts and Change-in-Control Arrangements," "Board of Directors Compensation" and "Security Ownership of Certain Beneficial Owners and Management" contained in the Information Statement for information regarding the number of options that will become exercisable as a result of the consummation of the Offer and/or the Merger for each of Viasoft's directors and executive officers.

     SEPARATION PLAN. On July 14, 1999, the Viasoft Board adopted the Separation Plan. The Separation Plan provides designated executive officers and other key employees with certain separation benefits if a Change in Control (as defined in the plan) occurs and (i) within nine months thereafter (60 days in the case of certain participants) (as applicable, the "Transition Period"), a participant's employment with Viasoft is terminated either by action of Viasoft Company without "Cause" or by the participant's resignation from employment for "Good Reason" (as defined in the plan) or (ii) a participant elects to resign at the end of the Transition Period. The transactions contemplated by the Merger Agreement will constitute a Change of Control for purpose of the Separation Plan. The separation benefits payable under the Separation Plan include payment of the participant's base salary and reimbursement for COBRA insurance premiums and certain life insurance premiums for a period specified for each participant, ranging from 6 to 18 months, as specified in the Separation Plan. On April 27, 2000, the Viasoft Board approved an amendment to the Separation Plan to increase the severance compensation of three key employees, including Messrs. Lee and Brewer, whose severance benefits were increased from 12 to 15 months. Following the amendment, the payment periods for the executive officers of Viasoft are as follows: Messrs. Whiteman and Reardon, and Ms. Hardwick, 18 months; Messrs. Lee and Brewer, 15 months and Mr. Donoghue, 12 months. If a participant is entitled to receive a separate severance benefit pursuant to any employment or similar agreement, such participant is entitled to receive benefits under the Separation Plan only if such participant agrees to waive and terminate any right to receive such other severance benefits within 15 days following a change in control.

     INDEMNIFICATION AND INSURANCE. The Merger Agreement provides for the continuation of certain indemnification rights by Allen Systems and the Surviving Corporation in favor of the present and former directors, officers, employees and agents of Viasoft or any of its subsidiaries, and for the continuation of current directors' and officers' liability insurance policies maintained by Viasoft and its subsidiaries for not less than six years following the Merger. See "SPECIAL FACTORS -- 7. The Merger Agreement; The Shareholder Agreement; Statutory Requirements; Appraisal Rights."

7. THE MERGER AGREEMENT; THE SHAREHOLDER AGREEMENT; STATUTORY REQUIREMENTS; APPRAISAL RIGHTS

     THE MERGER AGREEMENT. The following summary description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement itself, which we have filed as an exhibit to the Schedule TO that Allen Systems, ASG Sub and Viasoft filed with the SEC, which you may examine and copy as set forth in "THE OFFER -- 7. Certain Information Concerning Viasoft" "THE
OFFER -- 8. Certain Information Concerning Allen Systems and ASG Sub" (except that it will not be available at the regional offices of the SEC). Capitalized terms used in the following summary and not otherwise defined have the meanings specified in the Merger Agreement.

     THE OFFER. The Merger Agreement provides for the commencement of the Offer by the Purchasers. The obligation of the Purchasers to accept for payment and pay for Shares validly tendered pursuant to the Offer is subject to the prior satisfaction or waiver by the Purchasers of the conditions to the Offer set forth under "THE OFFER -- 9. Conditions to the Offer." The Merger Agreement provides that, without the prior written consent of Viasoft, ASG Sub will not
(a) increase or decrease the Offer Price (ii) reduce the minimum (including by waiver of the Minimum Condition) or maximum number of Shares to be purchased in the Offer, (iii) impose conditions to the Allen Systems Offer in addition to those described in Section 14, (iv) change the form of consideration payable in the Offer, (iv) extend the expiration of the Offer beyond five business days following the initial expiration of the Offer or (vi) amend any other material terms of the Allen Systems Offer in a manner materially adverse to Viasoft's shareholders.

     Notwithstanding the foregoing, if the Merger Agreement has not been terminated, ASG Sub has the right to extend the Allen Systems Offer, without Viasoft's consent, (i) for a period of five business days following the Initial Expiration Date and (ii) for any period up to twenty business days if at the then-scheduled expiration date of the Offer any of the conditions to the Allen Systems Offer described under "THE OFFER -- 9. Conditions to the Offer" has not been satisfied or waived, and if at the time of such extension in

ASG Sub's judgment any such condition is reasonably likely to be satisfied. In addition, ASG Sub can, without the consent of Viasoft, extend the expiration date of the Allen Systems Offer for any period required by the Exchange Act. In the event of any extension of the Allen Systems Offer permitted or required under the Merger Agreement, Viasoft will extend the Viasoft Offer for the same period of time.

     The Merger Agreement further provides that without Allen Systems' consent, Viasoft will not (i) increase or decrease the per Share Offer Price, (ii) reduce the minimum or maximum number of Shares to be purchased in the Viasoft Offer,
(iii) impose conditions to the Viasoft Offer in addition to those set forth under "THE OFFER -- 9. Conditions to the Offer," (iv) change the form of consideration payable in the Viasoft Offer, or (v) amend any other material terms of the Viasoft Offer in a manner adverse to Allen Systems or ASG Sub.

     The obligations of ASG Sub and Viasoft to consummate the Offer are subject to the conditions set forth under "THE OFFER -- 9. Conditions to the Offer."

     THE MERGER. The Merger Agreement provides that after the satisfaction of the conditions to the Merger contained in the Merger Agreement, ASG Sub will be merged with and into Viasoft. As a result of the Merger, the separate corporate existence of ASG Sub will cease and Viasoft will continue as the Surviving Corporation. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than any Shares held by the Allen Systems, ASG Sub, or any subsidiary of Allen Systems, in the treasury of Viasoft or by any subsidiary of Viasoft, which Shares will be canceled and will cease to exist, and any Shares held by shareholders who shall have properly demanded and perfected appraisal rights under applicable Delaware law) will be canceled and retired and will be converted into the right to receive the Merger Consideration in cash, without interest thereon. Each outstanding share of capital stock of ASG Sub will be converted into a share of the Surviving Corporation.

     The Merger Agreement provides that the directors of ASG Sub immediately before the Effective Time will be the directors of the Surviving Corporation and that the officers of ASG Sub immediately before the Effective Time will be the officers of the Surviving Corporation. The Merger Agreement provides that, at the Effective Time, the restated certificate of incorporation and the Bylaws of the Surviving Corporation will be amended to conform, with certain exceptions, to the Certificate of Incorporation and the bylaws of ASG Sub, except that the name of the Surviving Corporation will be changed to Viasoft, Inc. The certificate of incorporation and the bylaws of the Surviving Corporation are subject to a requirement in the Merger Agreement that certain indemnification provisions be preserved. See "SPECIAL FACTORS -- 7. The Merger Agreement; The Shareholder Agreement; Statutory Requirements; Appraisal Rights."

     The Surviving Corporation or the designated paying agent will be entitled to deduct and withhold from the consideration otherwise payable pursuant to the Merger Agreement to any holder of Shares such amounts that the Surviving Corporation or the paying agent is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign tax law.

     Viasoft has agreed in the Merger Agreement that, if required by applicable law in order to consummate the Merger, it will as promptly as practicable after the consummation of the Offer (a) prepare and file with the SEC a Proxy Statement relating to the Merger Agreement, and use its reasonable efforts to respond to any comments of the SEC and to cause the Proxy Statement to be mailed to its shareholders and (b) convene a special meeting of its shareholders for the purpose of considering and taking action upon the Merger Agreement.

     The Merger Agreement further provides that, notwithstanding the foregoing, if the Purchasers acquire at least 90% of the outstanding Shares pursuant to the Offer, the parties to the Merger Agreement will take all necessary and appropriate actions to cause the Merger to become effective as soon as practicable after the acceptance for payment of and payment for the Shares by the Purchasers pursuant to the Offer without a meeting of the shareholders of Viasoft, in accordance with Section 253 of the DGCL.

     STOCK OPTIONS AND OTHER AWARDS. Viasoft has agreed, prior to the Effective Time, to cause each then outstanding stock option granted under the Viasoft Inc. 1997 Equity Incentive Plan, the Viasoft Inc. 1994 Equity Incentive Plan, the 1986 Stock Option Plan, the Viasoft Inc. Outside Director Stock Option Plan and other options previously granted by the Viasoft Board (collectively, the "Stock Plans") to be converted into an obligation of Viasoft to pay cash in an amount in respect thereof equal to the product of (a) the excess, if any, of the per Share Offer Price over the exercise price of the option and (b) the number of Shares subject to such option, less any income or employment tax withholding required under the Code or any provision of foreign, state or local law. Viasoft has agreed to take all actions necessary to cause the Company's Employee Stock Purchase Plan (the "ESPP") to terminate on or before the Effective Time, and to pay all contributions credited on behalf of the ESPP participants at the time of such termination to them in cash by Viasoft as soon as administratively practicable after the Effective Time.

     DIRECTORS. Upon consummation of the Offer, provided that ASG Sub has purchased a majority of the then outstanding Shares, ASG Sub may designate a number of persons to be elected or appointed to Viasoft's Board of Directors so that the percentage of board members designated by ASG Sub (rounded up to the next whole number) is equal to the percentage of Shares purchased by ASG Sub in connection with the Offer. Viasoft has agreed that it will increase the size of its Board of Directors and/or secure the resignations of such number of directors as is necessary to enable ASG Sub designees to be so elected or appointed. Thereafter (until the Merger is consummated), Viasoft may not amend or terminate the Merger Agreement, extend or waive ASG Sub's or Allen Systems' performance or obligations under the Merger Agreement or exercise or waive Viasoft's rights under the Merger Agreement without a concurrence of a majority of the directors then in office who were members of Viasoft's Board of Directors on April 27, 2000, or who subsequently become members but are not designated by ASG Sub. In addition, the Merger Agreement provides that no act or omission of Viasoft authorized, directed or permitted by Viasoft's Board of Directors without the concurrence of a majority of those directors then in office who were members of Viasoft's Board of Directors on April 27, 2000, or who subsequently become members but are not designated by ASG Sub or its designees, shall constitute a violation or breach of any of Viasoft's representations, warranties, obligations or covenants contained in the Merger Agreement or otherwise form a basis for Allen Systems to terminate the Merger Agreement or to assert that any covenant or obligation has not been performed or that any condition to the Merger has not been satisfied.

     REPRESENTATIONS AND WARRANTIES. Viasoft has made customary representations and warranties to ASG Sub and Allen Systems in the Merger Agreement with respect to, among other matters, its organization and qualification, subsidiaries, capitalization, authority, conflicts, required filings, consents, SEC documents, financial statements, information to be included in certain documents to be filed with the SEC in connection with the Merger Agreement, absence of certain changes or events, intellectual property, litigation, employee benefit plans, labor and employment, taxes, parachute payments, compliance with laws, environmental matters, the inapplicability of takeover statutes and shareholder rights plans, brokers, receipt of an opinion from Viasoft's financial advisor, contractual and debt arrangements, certain agreements, properties, government contracts, warranties, guarantees and indemnities, customer relationships, product and service quality, related party transactions and insurance. ASG Sub and Allen Systems have made customary representations and warranties to Viasoft with respect to, among other matters, their organization, authority, conflicts, required filings and consents, information to be included in certain documents to be filed with the SEC in connection with the Merger Agreement, brokers, financing arrangements, litigation and financial statements.

     COVENANTS. The Merger Agreement obligates Viasoft and its subsidiaries, from the date of the Merger Agreement until the Effective Time, to conduct their businesses in the ordinary course of business consistent with past practice and obligates Viasoft and its subsidiaries to use their reasonable efforts to preserve intact their business organizations, to preserve their relationships with distributors, licensors, contractors, customers, suppliers, lenders and others with which they have business dealings (other than officers and employees), and comply in all material respects with all applicable laws and regulations. The Merger Agreement also contains specific restrictive covenants as to certain impermissible activities prior to the Effective Time without the prior written consent of Allen Systems relating to, among other things, dividends and other distributions, issuance or sale of securities, amendments to Viasoft's certificate of incorporation or bylaws, material acquisitions, incurring of indebtedness (including through the issuance of debt securities of Viasoft or any of its subsidiaries), material capital expenditures, tax elections and changes in accounting methods, settlement of litigation, waiver or assignment of rights or claims, increases in compensation or adoption of benefit or severance arrangements, changes in capital structure, entering into any rights arrangements and certain other material events or transactions. In addition, Viasoft has agreed to fully and unconditionally guarantee (the "Guarantee") Allen Systems' obligations under the Credit Agreement and to secure such guarantee by a first priority lien (the "Lien") on and security interest in substantially all of its assets, with the Guarantee and the Lien to be effective immediately upon the acceptance for payment of, and payment for, a number of Shares by ASG Sub that satisfies the Minimum Condition. Finally, Viasoft agrees to provide to Allen Systems information that is complete, true and correct in all material respects for inclusion in the Allen Systems Offer and the Offer Documents as required by Schedule 13E-3. Allen Systems agrees to cause all requirements under the Credit Agreement which are conditions to funding thereunder to be timely satisfied and to notify Viasoft of certain communications related to the Credit Agreement.

     NO SOLICITATION. The Merger Agreement requires Viasoft and its subsidiaries, officers, directors, employees, financial advisors, attorneys, accountants, agents or other advisors or representatives, not to, directly or indirectly solicit, discuss, or engage in negotiations with, or provide any information to any person, other than Allen Systems, concerning any possible takeover proposal. For the purposes of the Merger Agreement, "takeover proposal" means (A) any offer or proposal involving any acquisition by any person other than ASG Sub of more than a 10% interest in the total outstanding voting securities of Viasoft or any of its subsidiaries or any tender offer that if consummated would result in any person other than ASG Sub beneficially owning 10% or more of the total outstanding voting securities of Viasoft or any of its subsidiaries, or any merger, consolidation or business combination involving Viasoft pursuant to which the shareholders of Viasoft immediately preceding such transaction hold less than 90% of the equity interests in the surviving or resulting entity; (B) any sale, lease, exchange, transfer, license, acquisition or disposition of more than 10% of the assets of Viasoft; or (C) any liquidation or dissolution of Viasoft.

     If any such proposals or inquiries are received, Viasoft will promptly notify Allen Systems. However, Viasoft's Board of Directors may furnish information or enter into discussions or negotiations with any unsolicited person or take any other action required in order to exercise its fiduciary duties, as Board of Directors, under applicable laws (as such duties would exist without the restrictions described in the preceding paragraph).

     PUBLIC ANNOUNCEMENTS. Allen Systems and Viasoft have agreed to consult with each other before issuing any press release or other public statements with respect to the Offer or the Merger, and each has agreed not to issue any such press release or make any such public statement prior to consultation, except as may be required by law or in accordance with any listing agreement that they may have with any Nasdaq National Market.

     REASONABLE EFFORTS; NOTIFICATION. Subject to the terms and conditions contained in the Merger Agreement, each of Allen Systems, ASG Sub and Viasoft has agreed to use its reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, and use its reasonable efforts to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Offer, the Merger and the other transactions contemplated by the Merger Agreement. The obligations include, but are not limited to, obtaining all necessary actions, waivers, consents and approvals from Governmental Entities and from third parties, defending against and responding to any action, suit, proceeding, or investigation challenging or relating to the Merger Agreement or the transactions contemplated therein, and executing and delivering any additional instruments necessary to consummate the transactions contemplated by the Merger Agreement.

     In addition to the foregoing, Viasoft and its Board of Directors have agreed in the Merger Agreement (A) to take all action necessary to ensure that no state takeover statute or similar regulation becomes applicable to the Offer, the Merger and any other transaction contemplated in the Merger Agreement; and
(B) if any such state takeover statute or similar regulation becomes applicable, to take all action necessary to ensure that the Offer, the Merger and any other transaction contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise to minimize the effect of such statute or regulation on the Offer, the Merger and the other transactions contemplated by this Merger Agreement.

     Either party will give prompt notice to the other party of the breach of any material representation or warranty made by it contained in the Merger Agreement, or the failure to comply with or satisfy in any material respect any covenant, condition or agreement.

     POST MERGER EMPLOYMENT BENEFITS. Employees of Viasoft who become employed by Allen Systems or any controlled subsidiary, will become eligible to participate in the same standard employee benefit plans as are generally available to similarly situated Allen Systems employees and will receive credit for all service with Viasoft for the purposes of any "employee benefit plan" (as defined in Section 3(3) ERISA). Viasoft has agreed, to the extent permitted by applicable law, if requested to do so by Allen Systems, to terminate its employee benefit plans immediately prior to the Merger. Viasoft has agreed to provide Allen Systems after the Merger with a list of all individuals who were participants or received benefits from any Viasoft employee benefit plan together with a list of each such participant's credited service with respect to each plan and each participant's benefits in such plan and with any additional information in Viasoft's possession as may be reasonably requested by Allen Systems and necessary for Allen Systems to administer any Viasoft Employee Plan it has assumed.

     INDEMNIFICATION; DIRECTORS' AND OFFICERS' INSURANCE. Allen Systems and the Surviving Corporation have agreed to jointly and severally fulfill and honor in all respects the obligations of Viasoft and any of its subsidiaries pursuant to indemnification agreements between themselves and their respective directors and officers existing prior to the date of the Merger Agreement. Notwithstanding the foregoing, Allen Systems and the Surviving Corporation will have no obligation to indemnify Viasoft, any subsidiary or any of their respective directors and officers in respect of claims, liabilities or damages arising out of a breach of a representation or covenant made by Viasoft in the Merger Agreement knowingly and willfully caused by such directors or officers. The certificate of incorporation and bylaws of the Surviving Corporation will contain the same provisions with respect to indemnification and elimination of liability for monetary damages as are set forth in the certificate of incorporation and bylaws of Viasoft, which provisions will not be amended, repealed or otherwise modified after the Merger in any manner that would adversely affect the rights of the individuals who, on the date of the Merger Agreement or at any time from that date to the date of the Merger, were directors, officers, employees or agents of Viasoft or its subsidiaries, unless required by law. The Merger Agreement also provides for the maintenance by Allen Systems of the Company's current directors' and officers' insurance and indemnification policy to the extent it provides coverage for events occurring prior to the date of the Merger.

     STATE TAKEOVER LAWS. No Delaware takeover statute or similar statute or regulation applies so as to impede, delay or otherwise adversely affect, the Offer, the Merger, the Merger Agreement, or any of the transactions contemplated by the Merger Agreement. In particular, the restrictions on business combinations applicable to "interested stockholders" contained in Section 203 of the DGCL will not apply to the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

     CONDITIONS TO CONSUMMATION OF THE MERGER. Pursuant to the Merger Agreement, the respective obligations of ASG Sub and Viasoft to consummate the Merger are subject to the satisfaction or waiver, on or prior to the Effective Time, of each of the following conditions: (a) if required by applicable law, the Merger shall have been approved by the requisite vote of Viasoft Shareholders; (b) any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated and all material foreign antitrust approvals required to be obtained prior to the Merger in connection with the transactions contemplated by the Merger Agreement will have been obtained; and (c) no temporary restraining order, preliminary or permanent injunction, judgment or other order, decree or ruling nor any statute, rule, regulation or executive order shall be in effect which would (i) make the Merger or the acquisition or holding by Allen Systems or its affiliates of Viasoft Common Stock or Common Stock of the Surviving Corporation illegal or otherwise prevent the consummation of the Merger; (ii) prohibit Allen Systems' or ASG Sub's ownership or operation of Viasoft; (iii) compel Allen Systems or Viasoft to dispose of or hold separate all or a material portion of the business or assets of Allen Systems and its subsidiaries, taken as a whole, or Viasoft and its subsidiaries, taken as a whole or (iv) impose material limitations on the ability of Allen Systems or ASG Sub effectively to exercise full ownership and financial benefits of the Surviving

Corporation, or impose any condition to the Merger which would be material and adverse to Allen Systems or Viasoft's shareholders.

     In addition, the obligations of Allen Systems and ASG Sub to consummate the Merger are further subject to:

     (a) the accuracy of Viasoft's representations and warranties in the Merger Agreement in all material respects as of the Closing Date of the Merger (the "Closing Date") provided however, that the failure of any such representations or warranties of Viasoft to be true and correct as of the date of the Merger Agreement or as of the Closing Date shall not excuse Allen Systems and ASG Sub from their respective obligations to effect the Merger, unless as a result of such failure, on the Closing Date, (i) the Viasoft Cash shall be less than an amount equal to $83,000,000, minus the aggregate amount expended by Viasoft to purchase Shares pursuant to the Viasoft Offer, or (ii) the amount of liability or loss reasonably likely to be incurred by Viasoft or Allen Systems as a result of the violation or breach (the "Claims Reserve") shall be greater than $5,000,000;

     (b) the performance in all material respects by Viasoft of each of its covenants and obligations under the Merger Agreement; provided that the failure by Viasoft to perform any covenant or obligation set forth in Section 5.1 of the Merger Agreement shall not excuse Allen Systems and ASG Sub from their respective obligations to effect the Merger, unless as a result of such failure, on the Closing Date, (i) the Viasoft Cash shall be less than an amount equal to $83,000,000, minus the aggregate amount expended by Viasoft to purchase Shares pursuant to the Viasoft Offer, or (ii) the Claims Reserve shall be greater than $5,000,000;

     (c) the occurrence of a material adverse change in Viasoft that has a material adverse effect or an event that is reasonably likely to result in a material adverse effect on Viasoft; provided that no change or event shall excuse Allen Systems and ASG Sub from their respective obligations to effect the Merger, unless as a result of such change or event, on the Closing Date, (i) the Viasoft Cash shall be less than an amount equal to $83,000,000, minus the aggregate amount expended by Viasoft to purchase Shares pursuant to the Viasoft Offer, or (ii) the Claims Reserve shall be greater than $5,000,000; provided that, in determining what constitutes a material adverse change or material adverse effect under the Merger Agreement, those changes or effects directly resulting from the announcement of the Offer or the Merger, any act or omission of Allen Systems or ASG Sub, general economic conditions, conditions generally affecting the industry in which Viasoft competes, loss of employees, and any legal proceedings based on certain claims previously made by Compuware ("Excluded Litigation") are excluded.

     (d) the absence of any pending or overtly threatened suit, action or proceeding (other than Excluded Litigation) brought by any Governmental Entity, any shareholder of Viasoft or any other person, directly or indirectly, (i) challenging the acquisition by Allen Systems or ASG Sub of any Shares, seeking to restrain or prohibit the consummation of the Offer, the Merger or the performance of any of the other transactions contemplated by the Merger Agreement, or alleging that such acquisition or other transactions relate to, involve or constitute a breach of fiduciary duty by Viasoft's directors or a breach of the securities laws or corporate law, (ii) seeking to prohibit or limit the ownership or operation by Viasoft, Allen Systems or any of their subsidiaries of a material portion of business or assets of Viasoft and its subsidiaries or of Allen Systems and its subsidiaries or to compel Viasoft or Allen Systems to dispose of or hold separate any material portion of the business or assets of Viasoft and its subsidiaries, taken as a whole, as a result of the Offer or any of the other transactions contemplated by the Merger Agreement, (iii) seeking to impose material limitations on the ability of Allen Systems or ASG Sub to acquire or hold, or exercise full rights of ownership of, any Shares accepted for payment pursuant to the Offer including without limitation the right to vote the Shares accepted for payment by it on all matters properly presented to the shareholders of Viasoft, (iv) seeking to prohibit Allen Systems or any of its subsidiaries from effectively managing or controlling in any material respect the business or operations of Viasoft and its subsidiaries taken as a whole, or (v) seeking to impose a condition to the Merger which would be material and adverse to Allen Systems;

     (e) All third party consents, the failure of which to obtain would have a material adverse effect on Viasoft, will have been obtained; provided, that the failure to obtain any such consent shall not excuse Allen Systems and ASG Sub from their respective obligations to effect the Merger, unless as a result of such failure, on the Closing Date, (i) the Viasoft Cash shall be less than an amount equal to $83,000,000, minus the aggregate amount expended by Viasoft to purchase Shares pursuant to the Viasoft Offer, or (ii) the Claims Reserve shall be greater than $5,000,000; and

     (f) the Viasoft Cash shall not be less than $83,000,000, minus the aggregate amount expended by Viasoft to purchase Shares pursuant to the Viasoft Offer.

     Notwithstanding the foregoing, the only conditions to Allen Systems' and ASG Sub's obligation to consummate the Merger by means of a short-form merger (which can be effected only if ASG Sub owns at least 90% of Viasoft's then outstanding Shares and no approval is required of Viasoft's Shareholders) would be the expiration or termination of any applicable waiting period under the HSR Act, the obtaining of any material foreign antitrust approvals required to be obtained in connection with the transaction, and that no order or injunction making the Merger illegal or materially impairing the benefits of the Merger to Allen Systems shall be in effect.

     In addition to the conditions to each party's obligation described above, Viasoft's obligation to effect the Merger is further subject to:

     (a) the accuracy of Allen Systems' representations and warranties in the Merger Agreement in all material respects as of the Closing Date of the Merger;

     (b) the performance in all material respects by Allen Systems and ASG Sub of their respective covenants and obligations under the Merger Agreement.

     TERMINATION; EFFECT OF TERMINATION. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after approval of matters presented in connection with the Merger by the shareholders of Viasoft:

     (a) by the mutual written consent duly authorized by the Board of Directors of Allen Systems and Viasoft;

     (b) by either Allen Systems or Viasoft (i) if the Merger is not consummated on or before September 15, 2000; provided, however, that this termination right will not be available to any party whose breach of the Merger Agreement was a principal cause thereof; (ii) if any Governmental Entity issues an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement and such order, decree, ruling or other action shall have become final and non-appealable; (iii) if any required approval of Viasoft's shareholders contemplated by the Merger Agreement has not been obtained by reason of the failure to obtain the required vote at the shareholders meeting duly convened therefor and at any adjournment thereof; provided, however, that this termination right will not be available to Viasoft where the failure to obtain Viasoft shareholder approval of the Merger was caused by the action or failure to act of Viasoft or a breach of the Shareholders Agreement by any party thereto other than Allen Systems or ASG Sub.

     (c) by Allen Systems: if (i) Viasoft's Board of Directors fails to recommend the Offer, the Merger, the Merger Agreement, or Viasoft shareholder approval of the Merger, including any failure to include such recommendation in the Schedule 14D-9 or the Information Statement, or has so resolved; (ii) Viasoft's Board of Directors withdraws or modifies (including by amendment of the Schedule 14D-9 or Information Statement) in a manner adverse to Allen Systems or ASG Sub its approval or recommendation of the Offer, the Merger, the Merger Agreement, or Viasoft shareholder approval of the Merger, approves or recommends any takeover proposal (including a superior proposal), or resolves to do any of the foregoing; (iii) Viasoft enters into any letter of intent or similar document, agreement or commitment with respect to any takeover proposal (including a superior proposal) or Viasoft's Board of Directors resolves to do so; (iv) Viasoft's Board of Directors upon a request to reaffirm Viasoft's approval or recommendation of the Offer, the Merger or the Merger Agreement, fails to do so within two business days after such request is made or has so resolved; (v) a tender or exchange offer relating to securities of Viasoft is commenced by a person unaffiliated with Allen Systems, and Viasoft does not send to its security holders pursuant to

         Rule 14e-2 promulgated under the Exchange Act, within 10 business days after such tender or exchange offer is first published sent or given, a statement disclosing that Viasoft recommends rejection of such tender or exchange offer; (vi) if any of the representations and warranties of Viasoft set forth in the Merger Agreement fail to be true and correct in any material respect as of the date of the Merger Agreement or cease to be true and correct in any material respect at any time thereafter, or if Viasoft breaches or fails to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of Viasoft to be performed or complied with by it; provided that if any such breach or failure in the case of any event described in (c) (vi) is curable by Viasoft through the exercise of its reasonable efforts, then Allen Systems may not terminate the Merger Agreement under this section until ten business days after written notice thereof has been given to Viasoft by Allen Systems and unless at such time the matter has not been cured; and further provided, that no breach or failure in the case of any event described in (c) (vi) shall be grounds for Allen Systems to terminate the Merger Agreement unless as a result of such failure, on the proposed date of termination, the Viasoft Cash shall be less than an amount equal to $83,000,000, minus the aggregate amount expended by Viasoft to purchase Shares pursuant to the Viasoft Offer, or the Claims Reserve shall be greater than $5,000,000; (vii) if Viasoft or any of its affiliates will have failed to commence the Viasoft Offer on or prior to 5 business days following the date of the initial public announcement of the Offer; provided that Allen Systems may not terminate the Merger Agreement pursuant to the event described in (c) (vii) if Allen Systems is then in material breach of the Merger Agreement or (viii) if either on the Expiration Date or at the Effective Time, the Viasoft Cash shall be less than $83,000,000, minus the aggregate amount expended by Viasoft to purchase Shares pursuant to the Viasoft Offer.

     (d) by Viasoft: (i) if any of the representations and warranties of Allen Systems or ASG Sub set forth in the Merger Agreement fail to be true and correct in any material respect as of the date of the Merger Agreement or cease to be true and correct in any material respect at any time thereafter, or if Allen Systems or ASG Sub breaches or fails to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of Allen Systems or ASG Sub to be performed or complied with by either of them; provided that if any such breach or failure (other than a breach that has caused irreparable harm) is curable by Allen Systems or ASG Sub through the exercise of their reasonable efforts, then Viasoft may not terminate the Merger Agreement under this section until ten business days after written notice thereof has been given to Allen Systems and ASG Sub by Viasoft and unless at such time the matter has not been cured; (ii) if the Viasoft Board will have withheld, withdrawn, modified or amended its recommendation in favor of the Merger Agreement, the Offer, the Merger or Viasoft shareholder approval of the Merger as permitted pursuant to the Merger Agreement and will have authorized Viasoft to enter into an agreement with a third party with respect to a superior proposal; or (iii) if (a) Allen Systems, ASG Sub or any of their affiliates will have failed to commence the Allen Systems Offer on or prior to 5 business days following the date of the initial public announcement of the Offer or will have terminated the Allen Systems Offer, or (b) the Offer expires without Allen Systems, ASG Sub or their affiliates, as the case may be, purchasing Shares pursuant thereto; provided that in each case Viasoft may not terminate the Merger Agreement if Viasoft is then in material breach of the Merger Agreement.

     If the Merger Agreement is terminated in accordance with the above provisions, the Merger Agreement will forthwith become void and have no effect, and therefore, Allen Systems, ASG Sub or Viasoft will have no liability or obligation under the Merger Agreement except as provided in Sections 6.2, 6.8,
8.2 and Article IX of the Merger Agreement and as indicated below:

     (A) If termination results from a party's breach of its representations and warranties, covenants or agreements in the Merger Agreement, the breaching party may be liable for damages of such breach; provided, that Viasoft will not be liable for any failure to purchase Shares in the Offer if the Viasoft Cash is insufficient to do so.

     (B) If Allen Systems terminates the Merger Agreement as a result of any events described in (c) (i) to (c) (v) above, or Viasoft terminates the Merger Agreement pursuant to (d) (ii) above, Viasoft must pay Allen Systems within two business days after such termination a fee equal to $8,000,000 in immediately available funds;

     (C) If Allen Systems terminates the Merger Agreement pursuant to any events described in (b) (i) or (c) (vi), or by Allen Systems or Viasoft pursuant to (b) (iii), and prior to such termination under any of such events listed in this paragraph (C), a third party has publicly announced a takeover proposal, the consummation of which would constitute an Acquisition Event, and within 12 months following the termination of the Merger Agreement, an Acquisition Event is consummated or Viasoft enters into a definitive agreement providing for an Acquisition Event, Viasoft will pay Allen Systems a fee equal to $8,000,000 in immediately available funds within two business days after the consummation of such Acquisition Event or the entry by Viasoft into such definitive agreement; provided that if such Acquisition Event provides for a consideration per Share less than the Offer Price but greater than the closing price per Share on the Nasdaq National Market on the trading day immediately prior to the public announcement of the execution of the Merger Agreement ("the Pre-Offer Price"), the fee payable by Viasoft will be $2,000,000, and if such Acquisition Event provides for a consideration per Share less than or equal to the Pre-Offer Price, no fee will be payable by Viasoft.

     (D) If Viasoft terminates the Merger Agreement pursuant to any events described in (d) (i) due to a breach of Allen Systems and ASG Sub's representations, warranties and covenants in the Merger Agreement concerning its financing of the Offer or the failure of Allen Systems to perform its obligations under the Merger Agreement to provide the funds necessary to pay for any Shares ASG Sub becomes obligated to pay for pursuant to the Offer or the Merger, Allen Systems will pay Viasoft a fee equal to $3,000,000 in immediately available funds within five business days of such termination.

No termination of the Merger Agreement will affect the obligations contained in the Confidentiality Agreement, all of which obligations will survive in accordance with their terms.

     FEES AND EXPENSES. All fees, costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement will be paid by the party incurring such expenses, whether or not the Offer or the Merger is consummated, except that (i) if the Merger Agreement is terminated by Allen Systems pursuant to any event contemplated in subparagraphs
(c) (i) to (c) (vi) above, Viasoft will pay to Allen Systems all reasonable legal, accounting and investment banking fees and expenses incurred by Allen Systems up to $200,000 and (ii) if the Merger Agreement is terminated by Viasoft pursuant to any event as contemplated in subparagraph (d) (i) above, Allen Systems will pay to Viasoft all reasonable legal, accounting and investment banking fees and expenses incurred by Viasoft up to $200,000.

     AMENDMENT. Viasoft and Allen Systems may amend the Merger Agreement at any time by executing an instrument in writing signed by both parties. However, if approval of Viasoft shareholders is required by law, any amendment made after such approval is obtained that requires further approval by shareholders will not be made without the further approval by shareholders.

     EXTENSION; WAIVER. At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained in the Merger Agreement or any documents delivered pursuant thereto or (c) subject to the requirement that certain amendments may require Viasoft shareholder approval, waive compliance with any of the agreements of the other party or with any conditions to its own obligations.

     DIVIDENDS AND DISTRIBUTIONS. In the Merger Agreement, Viasoft agrees between the date of the Merger Agreement and the Merger, without the prior written consent of Allen Systems, not to (i) declare, set aside or pay any dividends on, or make any other distributions in respect of, any capital stock, other than distributions and dividends by any direct or indirect wholly-owned subsidiaries, as required by agreements existing on the date of the Merger Agreement, or (ii) split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock.

     THE CREDIT AGREEMENT. See "SPECIAL FACTORS -- 9. Financing of the Offer and the Merger" for a description of the Credit Agreement.

     THE SHAREHOLDER AGREEMENT. Concurrently with the execution of the Merger Agreement, ASG Sub has entered into the Shareholder Agreement with all of the directors and executive officers of Viasoft (the "Shareholders"). These Shareholders own, in the aggregate, 339,427 Shares, constituting 1.9% of all Shares outstanding on April 25, 2000.

     Under the Shareholder Agreement, each Shareholder agreed, among other things, to (i) tender pursuant to this Offer all Shares currently owned or later acquired by the Shareholder and not to withdraw such tender (subject to applicable law) unless and until the Merger Agreement is terminated in accordance with its terms, (ii) if this Offer is not consummated and if approval by Viasoft's shareholders of the Merger is sought, then, until termination of the Merger Agreement, at any meeting of Viasoft shareholders, to vote such Shares in favor of the Merger and against any competing, merger, consolidation, combination, sale of assets, reorganization, joint venture or recapitalization, or any liquidation or winding up of Viasoft, and against any amendment of Viasoft's certificate of incorporation or bylaws which would in any manner impede, frustrate, prevent or nullify, or result in a breach of any covenant, representation or warranty or any other obligation or agreement of Viasoft under or with respect to, the Offer, the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement; (iii) not to sell, transfer, encumber, pledge, dispose of or grant an option with respect to such Shares until the earlier of termination of the Merger Agreement or the record date for the meeting at which Viasoft 's Shareholders are asked to vote on the Merger (other than pursuant to this Offer or with certain other exceptions) and
(iv) from the consummation of this Offer to the closing of the Merger, not to exercise stock options for Shares or other rights to acquire capital stock of Viasoft.

     Each Shareholder has also granted representatives of Allen Systems an irrevocable proxy to vote such Shareholder's Shares in favor of the Merger Agreement and otherwise as contemplated by the preceding sentence in (ii).

     In addition, each Shareholder has agreed not to (a) grant any proxy or power-of-attorney, deposit any Shares into a voting trust or enter into a voting agreement with respect to such Shareholder's Shares (except to Allen Systems) or
(b) take or omit to take any action that would make any representation or warranty of such Shareholder under the Shareholder Agreement inaccurate in any material respect.

     In addition, each Shareholder will consult Allen Systems before issuing, and provide Allen Systems with the opportunity to review and comment upon, any press release or other public statements with respect to the transactions under the Merger Agreement.

     The Shareholder Agreement and the proxy contained therein will terminate on the earliest of (a) the date that Shares are accepted for payment in the Offer and are purchased and paid; or (b) the date of termination of the Merger Agreement in accordance with its terms.

     The foregoing summary is qualified in its entirety by reference to the Shareholders Agreement itself, a copy of which is filed as an Exhibit to the Schedule TO that was filed with the SEC by Allen Systems, ASG Sub and Viasoft.

     AGREEMENTS WITH VIASOFT SENIOR MANAGEMENT. Neither Allen Systems nor ASG Sub have entered into any employment or retention agreements with any member of the current senior management of Viasoft.

     EFFECTS OF INABILITY TO CONSUMMATE THE MERGER. Under the Merger Agreement, promptly following payment by the Purchasers for 51% or more of the outstanding Shares, ASG Sub will be entitled to designate for appointment or election to the Viasoft Board such number of persons that represents the same percentage (but in no event less than a majority) of the Viasoft Board (rounded up to the next whole number) as the percentage of Shares acquired in connection with the Offer. From time to time thereafter, subject to applicable law, Viasoft has agreed to take all actions necessary to cause (whether by means of increasing the size of the Viasoft Board or seeking the resignation of directors) ASG Sub's designees to be elected or appointed. As a result of its ownership of such Shares and right to designate nominees for election or appointment to the Viasoft Board, ASG Sub will be able to influence decisions of the Viasoft Board as a shareholder of Viasoft. This concentration of influence in one shareholder may adversely affect the market value of the Shares.

     If Allen Systems and ASG Sub control more than 50% of the outstanding Shares following the consummation of the Offer but the Merger is not consummated, shareholders of Viasoft, other than those affiliated with Allen Systems, will lack sufficient voting power to elect directors or to cause other actions to be taken which require majority approval. If for any reason following completion of the Offer the Merger is not consummated, Allen Systems and ASG Sub reserve the right to acquire additional Shares through private purchases, market transactions, tender or exchange offers or otherwise on terms and at prices that may be more or less favorable than those of the Offer or, subject to any applicable legal restrictions, to dispose of any or all Shares acquired by Allen Systems or ASG Sub.

     Unless ASG Sub acquires 90% or more of the outstanding Shares pursuant to the Offer or otherwise, approval of the Merger requires the affirmative vote of holders of a majority of the outstanding Shares. As a result, if the Minimum Condition and the other conditions to the Offer are satisfied and the Offer is completed, ASG Sub will own a sufficient number of Shares to ensure that the Merger will be approved by Viasoft's shareholders.

     STATUTORY REQUIREMENTS. In general, under the DGCL a merger of two Delaware corporations requires the adoption of a resolution by the board of directors of each of the corporations desiring to merge approving an agreement of merger containing provisions with respect to certain statutorily specified matters and the approval of such agreement of merger by the shareholders of each corporation by the affirmative vote of the holders of a majority of all the outstanding shares of stock entitled to vote on such merger. According to Viasoft's certificate of incorporation, the Shares are the only securities of Viasoft which entitle the holders thereof to voting rights.

     The DGCL also provides that if a parent company owns at least 90% of each class of stock of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action of the other shareholders of the subsidiary. Accordingly, if as a result of the Offer or otherwise ASG Sub acquires or controls the voting power of at least 90% of the Shares, ASG Sub could, and intends (subject to the conditions to its obligations to effect the Merger contained in the Merger Agreement), to effect the Merger without prior notice to, or any action by, any other shareholder of Viasoft.

     APPRAISAL RIGHTS. No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, shareholders of Viasoft will have certain rights under Section 262 of the DGCL to dissent and demand appraisal of, and payment in cash of the fair value of, their Shares. Such rights, if the statutory procedures were complied with, could lead to a judicial determination of the fair value (excluding any element of value arising from the accomplishment or expectation of the Merger) required to be paid in cash to such dissenting holders for their Shares. Any such judicial determination of the fair value of Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the purchase price per Share pursuant to the Offer or the consideration per Share to be paid in the Merger.

     In addition, several decisions by Delaware courts have held that, in certain instances, a controlling shareholder of a corporation involved in a merger has a fiduciary duty to the other shareholders that requires the merger to be fair to such other shareholders. In determining whether a merger is fair to minority shareholders, the DelawaRe courts have considered, among other things, the type and amount of consideration to be received by the shareholders and whether there were fair dealings among the parties. Although the remedies of rescission or other damages are possible in an action challenging a merger as a breach of fiduciary duty, decisions of the Delaware courts have indicated that in most cases the remedy available in a merger that is found not to be "fair" to minority shareholders is a damages remedy based on essentially the same principles as an appraisal.

     THE FOREGOING SUMMARY OF THE RIGHTS OF OBJECTING SHAREHOLDERS DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY SHAREHOLDERS DESIRING TO EXERCISE ANY AVAILABLE DISSENTERS' RIGHTS. A COPY OF
SECTION 262 OF THE DGCL IS ATTACHED AS ANNEX B TO THIS OFFER TO PURCHASE AND THE FOREGOING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO ANNEX B. THE PRESERVATION AND EXERCISE OF DISSENTERS' RIGHTS REQUIRE STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF THE DGCL.

8.  MATERIAL FEDERAL INCOME TAX CONSEQUENCES

     Your receipt of cash for Shares in the Offer or the Merger will be a taxable transaction for federal income tax purposes and may also be a taxable transaction under applicable state, local, foreign and other tax laws. For federal income tax purposes, if you sell or exchange your Shares in the Offer or the Merger, you would generally recognize gain or loss equal to the difference between the amount of cash received and your tax basis for the Shares that you sold or exchanged. That gain or loss will be capital gain or loss (assuming you hold your Shares as a capital asset) and any such capital gain or loss will be long term if, as of the date of sale, you have held the Shares for more than one year or will be short term if, as of such date, you have held the Shares for one year or less.

     The discussion above may not be applicable to certain types of shareholders, including shareholders who acquired Shares through the exercise of employee stock options or otherwise as compensation, individuals who are not citizens or residents of the United States, foreign corporations, or entities that are otherwise subject to special tax treatment under the Code (such as insurance companies, tax-exempt entities and regulated investment companies).

     THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES TO YOU OF THE OFFER AND MERGER, INCLUDING FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES.

9.  FINANCING OF THE OFFER AND THE MERGER

     The total amount of funds required by ASG Sub and Viasoft to purchase all the outstanding Shares, including funds to cash-out stock options and other stock purchase rights outstanding at the Effective Time, repay certain Allen Systems indebtedness, and pay all costs and expenses contemplated by the Merger Agreement, exclusive of anticipated severance benefits triggered by the Offer and the Merger, is expected to be approximately $182 million. In addition, it is anticipated that Viasoft, following the completion of the Offer, and the Surviving Corporation, following the Merger, will require approximately $4 million in working capital for its general corporate purposes. Of this total amount needed, ASG Sub will provide approximately $100 million from the proceeds of the Bank Loan referred to below and Viasoft will provide the remaining funds needed from cash, cash equivalents and other marketable securities and investments currently held by Viasoft.

     On April 21, 2000, ASG executed a commitment letter (the "Commitment Letter") with the Banks whereby the Banks committed to loan Allen Systems an aggregate of up to $100 million in cash in the form of a secured revolving credit facility, with a subfacility of up to $5 million for the issuance of letters of credit, for the purpose of financing acquisitions, including the purchase of Shares in the Offer and the Merger, refinancing existing debt of Allen Systems and providing for the working capital requirements and general corporate purposes of Allen Systems.

     On April 26, 2000, Allen Systems, ASG Sub Inc., and the Banks executed the Credit Agreement, whereby the Banks agreed to make available to Allen Systems and ASG Sub the financing contemplated by the Commitment Letter (collectively, the "Bank Loan").

     The Credit Agreement includes the following features:

     INTEREST RATES.

     For the period commencing on the date of each loan until such loan is paid in full, each of Allen Systems and ASG Sub shall pay on a joint and several basis interest on the unpaid principal amount of each loan:

(i) while such loan is a base rate loan, at a rate per annum equal to the sum of the base rate from time to time in effect (such base rate being the greater of (a) the Federal Funds Rate plus 0.5% and (b) the Prime Rate) plus the base rate margin from time to time in effect and; (ii) while such loan is a Eurodollar loan, at a rate per annum equal to the sum of the Eurodollar rate applicable to each interest period for such loan plus the Eurodollar margin from time to time in effect. At any time an event of default exists, if requested by the Banks, the interest rate applicable to each loan will be increased by 2%.

     MANDATORY REDUCTIONS OF THE REVOLVING COMMITMENT AMOUNT.

     The revolving commitment amount will be reduced quarterly over three years with a total annual reduction of $10 million in year two and $20 million in year three.

     MANDATORY PREPAYMENTS.

     Mandatory prepayments are required at the following times and in the following amounts: (i) 100% of net asset sales proceeds received; (ii) 100% of net new equity issuance proceeds (subject to certain exceptions) and (iii) 100% of net new debt issuance (subject to certain exceptions).

     CONDITIONS UNDER THE CREDIT AGREEMENT.

     The obligation of the Banks to advance funds under the Credit Agreement is subject to certain conditions, including, among others:

     The consideration to be paid to acquire the outstanding capital stock of Viasoft (including debt assumed in connection therewith, transaction fees, new cash consideration, less cash and cash equivalents acquired in excess of $1,000,000) shall not exceed the lesser of (i) three times the proforma maintenance revenues of Viasoft for the 12 month period ended March 31, 2000 or
(ii) $94,000,000.

     ASG Sub shall have accepted for payment pursuant to the Offer at least a majority of the outstanding Shares and shall have used its best efforts to acquire such additional number of Shares as may be necessary to consummate the Merger pursuant to Section 253 of the DGCL, and Viasoft shall have funds available to purchase the remaining outstanding Shares, and all parties thereto shall take all steps reasonably necessary to consummate the transactions contemplated by the Merger Agreement.

     Viasoft shall have guaranteed the repayment of the Bank Loan and entered into a security agreement pledging its assets to secure the Bank Loan. Viasoft has agreed in the Merger Agreement to cause this guarantee and pledge to become effective upon acquisition by ASG Sub of a number of Shares that satisfies the Minimum Condition.

     Allen Systems shall have delivered to the Banks a solvency certificate with respect to Allen Systems.

     Viasoft shall have delivered to the Banks a solvency certificate with respect to Viasoft.

     No action shall have been taken with the intent of enjoining or terminating or materially deferring or materially altering the Merger or the Offer.

     All applicable regulatory and governmental laws, regulations and ordinances, including antitrust laws, shall have been complied with.

     The representations and warranties of Allen Systems and its subsidiaries shall be true and correct in all material respects.

     No event of default shall have occurred and be continuing.

     No material adverse effect shall have occurred with respect to Allen Systems and its subsidiaries.

     The fees and expenses in connection with the Offer and the Merger Agreement shall not exceed $7 million.

     Allen Systems and ASG Sub shall have delivered to the Banks certain documentation, including opinions of counsel, in form and substance satisfactory to the Banks.

     There shall be no liens on any assets of Allen Systems or any of its subsidiaries, except for liens permitted by the Credit Agreement.

     Existing debt of Allen Systems currently aggregating approximately $20.5 million must be paid in full out of the initial borrowing under the Bank Loan.

     Allen Systems must be in pro forma compliance with the financial covenants summarized below immediately after giving effect to any acquisition, including the Offer and the Merger.

     Allen Systems and ASG Sub do not have any alternative financing arrangements or plans in the event that the Banks do not make the Bank Loan.

     FINANCIAL COVENANTS.

     The Credit Agreement contains financial covenants customary for transactions of this type, including (i) fixed charge coverage ratio, (ii) total debt to EBITDA ratio, (iii) EBIDTA maintenance , (iv) minimum consolidated net worth maintenance, and (v) maximum capital expenditures limitations.

     OTHER COVENANTS.

     The Credit Agreement contains covenants typical for such types of facilities, whereby Allen Systems agrees to: (i) furnish to the agent and each bank (a) annual reports, (b) interim reports, (c) compliance certificates, (d) reports to the SEC and to shareholders, (e) notices of default, litigation and ERISA matters, (f) management reports, (g) projections, (h) subordinated debt notices, (i) information regarding any year 2000 problems and (j) any other information concerning Allen Systems and its subsidiaries as any Bank or the Agent may reasonably request; (ii) keep its books and records in accordance with sound business practices sufficient to allow the preparation of financial statements in accordance with GAAP, and reasonably permit any Bank or the Agent to visit any or all of its offices and to examine any of its books or other records; (iii) keep all property useful and necessary in the business of Allen Systems or its subsidiaries in good working order and condition, and maintain any insurance as may be required by law or governmental regulation the terms as specified in the Credit Agreement; (iv) comply in all material respects with all applicable laws, rules and other regulations, and pay all taxes and other governmental charges as well as claims of any kind which might become a lien on its property; and (v) maintain and preserve (a) its existence and good standing in the jurisdiction of its organization and (b) its qualification to do business and good standing in each applicable jurisdiction.

     EVENTS OF DEFAULT.

     The Credit Agreement contains events of default typical for these types of facilities and includes the following: (i) non-payment of the loans; (ii) non-payment of other debt in an aggregate amount exceeding $250,000 and subject to the occurrence of certain conditions; (iii) default in payment when due or in the performance of any material obligation or condition with respect to any material purchase or lease of goods or services where such default might reasonably be expected to have a material adverse effect (as defined in the Credit Agreement); (iv) bankruptcy, reorganization, debt arrangement or any type of dissolution or insolvency; (v) non compliance with loan documents; (vi) breach of any warranty made by Allen Systems or any subsidiary; (vii) termination of any pension plan if as a result of such termination, among other consequences, Allen Systems could be required to make a contribution to such pension plan or could incur a liability or obligation in excess of $100,000;
(viii) final judgments exceeding an aggregate amount of $250,000 are rendered against Allen Systems or any subsidiary and remain unpaid for 30 days or longer;
(ix) the required guarantee of the Bank Loan shall cease to be in full force and effect with respect to any subsidiary of Allen Systems; (x) invalidity of any collateral document; (xi) invalidity of any subordination provisions and (xii) occurrence of a change of control events with respect to Allen Systems.

     FEES

     Allen Systems and ASG Sub have agreed to pay or have paid certain fees in connection with the Credit Agreement, including without limitation, (i) non-use fees, (ii) letter of credit fees, (iii) upfront fees, (iv) agent's fees, (v) commitment fees and (vi) underwriting fees.

     The foregoing discussion of the Credit Agreement is qualified in its entirety by reference to the text of the Credit Agreement, which is filed as an exhibit to the Schedule TO.

10.  BENEFICIAL OWNERSHIP OF COMMON STOCK

     The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock, as of April 18, 2000, by (a) each shareholder who is known by the Company to own beneficially more than 5% of the Common Stock, (b) each executive officer of the Company, (c) each director of the Company and (d) all directors and executive officers of the Company as a group.

                                                            AMOUNT AND NATURE
                                                              OF BENEFICIAL      PERCENT
           NAME AND ADDRESS OF BENEFICIAL OWNER               OWNERSHIP (1)        (1)
           ------------------------------------             -----------------   ----------
T. Rowe Price Associates (2)..............................      1,219,000        6.7
100 East Pratt Street
Baltimore, MD 21202
Steven D. Whiteman (3)....................................        420,589        2.3
Colin J. Reardon (4)......................................        154,959         *
Alexander S. Kuli (5).....................................         51,669         *
John J. Barry III (6).....................................         45,496         *
J. David Parrish (7)......................................         36,337         *
Timothy W. Brewer (8).....................................         19,732         *
Kevin J. Donoghue (9).....................................         37,171         *
Catherine R. Hardwick (10)................................         63,386         *
David M. Lee (11).........................................         57,068         *
All Executive Officers and Directors as a Group (9
  persons) (12)...........................................        886,407

---------------
       *  Represents beneficial ownership of less than 1%.

      (1) Except as otherwise noted, and subject to community property laws where applicable, each of the shareholders named in the table has sole voting and investment power with respect to all shares shown as beneficially owned by the shareholder. Applicable percentages are based on 18,102,179 shares of Common Stock outstanding as of April 18, 2000, adjusted as required by rules promulgated by the SEC.

      (2) The 1,219,000 shares held are owned by various individual and institutional investors, including T. Rowe Price Small-Cap Stock Fund, Inc. (which owns 968,000 shares representing 5.3% of the shares outstanding), for which T. Rowe Price Associates, Inc. ("Price Associates") serves as investment adviser with power to direct investments and/or power to vote the securities. For purposes of the reporting requirements of the Exchange Act, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities. Price Associates has sole dispositive power for the entire 1,219,000 shares and sole voting power for 211,300 shares.

      (3) Includes 38,000 shares held by a trust for the benefit of Steven D. and Beverly C. Whiteman, of which Mr. Whiteman is trustee, and 176,876 shares that Mr. Whiteman may acquire upon the exercise of options exercisable within 60 days of April 18, 2000.

      (4) Includes 144,896 shares that Mr. Reardon may acquire upon the exercise of options exercisable within 60 days of April 18, 2000.

      (5) Includes 22,001 shares that Mr. Kuli may acquire upon the exercise of options exercisable within 60 days of April 18, 2000.

      (6) Includes 22,001 shares that Mr. Barry may acquire upon the exercise of options exercisable within 60 days of April 18, 2000.

      (7) Includes 22,001 shares that Mr. Parrish may acquire upon the exercise of options exercisable within 60 days of April 18, 2000.

      (8) Includes 16,719 shares that Mr. Brewer may acquire upon the exercise of options exercisable within 60 days of April 18, 2000.

      (9) Includes 34,380 shares that Mr. Donoghue may acquire upon the exercise of options exercisable within 60 days of April 18, 2000.

     (10) Includes 54,250 shares that Ms. Hardwick may acquire upon the exercise of options exercisable within 60 days of April 18, 2000.

     (11) Includes 53,856 shares that Mr. Lee may acquire upon the exercise of options exercisable within 60 days of April 18, 2000.

     (12) Includes 546,980 shares that all executive officers and directors may acquire upon the exercise of options exercisable within 60 days of April 18, 2000.

11.  TRANSACTIONS AND ARRANGEMENTS CONCERNING SHARES

     To Viasoft's and ASG Sub's knowledge, no transactions in the Shares, other than ordinary course purchases under the Company's ESPP, have been effected during the past 60 days by Viasoft or its executive officers, directors, affiliates or subsidiaries, or by Allen Systems, ASG Sub or their respective executive officers, directors, affiliates or subsidiaries.

     Since the commencement of the second full fiscal year preceding the date of this Offer to Purchase, various purchases of Shares were made by Viasoft, as follows:

                                             NUMBER OF   AGGREGATE PURCHASE   AVERAGE PURCHASE
                TRADE DATE                    SHARES           PRICE          PRICE PER SHARE
                ----------                   ---------   ------------------   ----------------
Fiscal Year ending June 30, 1998
  Fourth Quarter...........................    135,000     $ 2,180,812.51         $16.1542
Fiscal Year ending June 30, 1999
  First Quarter............................    921,500     $ 8,869,937.50         $ 9.6255
  Second Quarter...........................    435,000     $ 3,194,218.75         $ 7.3430
  Third Quarter............................    268,000     $ 1,284,930.53         $ 4.7945
  Fourth Quarter...........................     80,000     $   339,592.00         $ 4.2449
          Total............................  1,839,500     $15,869,491.29         $ 8.6271

     Except as set forth in this Offer to Purchase, neither Viasoft nor, to Viasoft's knowledge, any of its affiliates, directors or executive officers or any person controlling the Company, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to, or in connection with, the Offer with respect to any securities of the Company (including, without limitation, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations). Except as described in this Offer to Purchase, since prior to May 1, 1998 no contacts or negotiations concerning a merger, consolidation or acquisition, a tender offer for or other acquisition of any securities of Viasoft, an election of directors of Viasoft, or a sale or other transfer of a material amount of assets of the Company, has been entered into or has occurred between any affiliates of the Company or between the company or any of its affiliates and any unaffiliated person.

     In September 1997, the Company issued 1,465,000 Shares in an underwritten public offering of the Shares at $54.75 per Share. Except for such offering, during the last three fiscal years, the Company has not made any underwritten public offering of the Shares that was (i)registered under the Securities Act of 1933, as amended (the "Securities Act"), or (ii) exempt from registration under the Securities Act pursuant to Regulation A thereunder.

     To Viasoft's knowledge after reasonable inquiry, all of its executive officers, directors, affiliates and subsidiaries currently intend to tender pursuant to the Offer all Shares held of record or beneficially owned by them (other than Shares issuable upon exercise of stock options and Shares, if any, which if tendered could cause such persons to incur liability under the provisions of Section 16(b) of the Exchange Act).

12.  CERTAIN EFFECTS OF THE OFFER AND THE MERGER

     MARKET FOR THE SHARES. The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and will reduce the number of holders of Shares and could adversely affect the liquidity and market value of the remaining Shares held by the public.

     NASDAQ NATIONAL MARKET LISTING. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements of the National Association of Securities Dealers for continued inclusion on the Nasdaq National Market, which requires that an issuer either (i) have at least 750,000 publicly held shares, held by at least 400 round lot shareholders, with a market value of at least $5,000,000, have at least two market makers, have net tangible assets of at least $4 million, and have a minimum bid price of $1 or
(ii) have at least 1,100,000 publicly held shares, held by at least 400 round lot shareholders, with a market value of at least $15,000,000, have a minimum bid price of $5, have at least 4 market makers and have either (A) a market capitalization of at least $50,000,000 or (B) total assets and revenues each of at least $50,000,000.

     If the Nasdaq National Market were to cease to publish quotations for the Shares, it is possible that the Shares would continue to trade in the over-the-counter market and that price or other quotations would be reported by other sources. The extent of the public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of shareholders and/or the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. Viasoft and ASG Sub cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether it would cause future market prices to be greater or lesser than the Offer Price.

     EXCHANGE ACT REGISTRATION. The Shares are currently registered under the Exchange Act. Registration of the Shares under the Exchange Act may be terminated upon application of the Company to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its shareholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement in connection with shareholders' meetings pursuant to Section 14(a) and the requirements of Rule 13e-3 with respect to "going private" transactions. Furthermore, the ability of "affiliates" of the Company and persons holding "restricted securities" of the Company to dispose of such securities pursuant to Rule 144 or Rule 144A promulgated under the Exchange Act may be impaired or eliminated.

     IF THE NASDAQ LISTING AND THE EXCHANGE ACT REGISTRATION OF THE SHARES ARE NOT TERMINATED PRIOR TO THE MERGER, THEN THE LISTING OF THE SHARES ON THE NASDAQ AND THE REGISTRATION OF THE SHARES UNDER THE EXCHANGE ACT WILL BE TERMINATED FOLLOWING THE CONSUMMATION OF THE MERGER.

     MARGIN REGULATIONS. The Shares are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System, which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, following the Offer, the Shares would no longer constitute "margin securities" for the purposes of the margin regulations of the Federal Reserve System and therefore could no longer be used as collateral for loans made by brokers.

                                   THE OFFER

1.  TERMS OF THE OFFER

     Upon the terms and subject to the conditions of the Offer, Purchasers will purchase, as soon as permitted under the terms of the Offer, all Shares validly tendered and not withdrawn prior to the expiration of the Offer. If at the Expiration Date, the conditions to the Offer described in "THE OFFER -- 9. Conditions to the Offer" have not been satisfied or earlier waived, then, subject to the provisions of the Merger Agreement, Purchasers may extend the Expiration Date for an additional period or periods of time by making public announcement and giving oral or written notice of the extension to the Depositary. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to your right to withdraw the Shares. See "THE OFFER -- 4. Withdrawal Rights."

     Subject to the applicable regulations of the SEC and the terms of the Merger Agreement, Purchasers also reserve the right, in their sole discretion, at any time or from time to time, to: (a) delay purchase of or, subject to the Exchange Act, regardless of whether they previously purchased any Shares, payment for any Shares pending receipt of any regulatory or governmental approvals specified in "THE OFFER -- 10. Legal Matters; Required Regulatory Approvals"; (b) terminate the Offer (whether or not any Shares have previously been purchased) if any condition referred to in "THE OFFER -- 9. Conditions to the Offer" has not been satisfied or upon the occurrence of any event specified in "THE OFFER -- 9. Conditions to the Offer"; and (c) except as set forth in the Merger Agreement, waive any condition or otherwise amend the Offer in any respect, in each case, by giving oral or written notice of the delay, termination, waiver or amendment to the Depositary and, other than in the case of any waiver, by making a public announcement thereof. Purchasers acknowledge
(a) that Rule 14e-l(c) under the Securities Act requires them to pay the consideration offered or return the Shares tendered promptly after the termination or withdrawal of the Offer and (b) that Purchasers may not delay purchase of, or payment for (except as provided in clause (a) of the preceding sentence), any Shares upon the occurrence of any event specified in "THE
OFFER -- 9. Conditions to the Offer" without extending the period of time during which the Offer is open.

     The rights Purchasers reserve in the preceding paragraph are in addition to their respective rights described in "THE OFFER -- 9. Conditions to the Offer." Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement. An announcement in the case of an extension will be made no later than 9:00 a.m., Eastern time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which we may choose to make any public announcement, subject to applicable law (including Rules 13e-4(e), 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to holders of Shares), Purchasers will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to the Dow Jones News Service.

     Under the terms of the Merger Agreement, ASG Sub and Viasoft reserve the right to waive any conditions, to extend the duration of, or change the terms and conditions of the Allen Systems Offer or the Viasoft Offer, respectively, except that neither ASG Sub nor Viasoft may, without the prior written consent of the other, (i) increase or decrease the per Share Offer Price payable in the Offer, (ii) reduce the minimum or maximum number of Shares to be purchased in the Offer, (iii) impose conditions to the Offer in addition to those described in "THE OFFER -- 9. Conditions to the Offer," (iv) change the form of consideration payable in the Offer, (v) subject to the following paragraph, extend the expiration of the Offer beyond five business days following the commencement of the Offer, or (vi) amend any term of the Offer in a manner adverse to the holders of Shares, Allen Systems or ASG Sub, as applicable.

     Notwithstanding the foregoing, ASG Sub may, without the consent of Viasoft, extend the Allen Systems Offer: (i) for a period of five business days following the Initial Expiration Date, (ii) for a period of up to twenty business days if any of the conditions to the Offer (including the Minimum Condition) shall not have been satisfied or waived, if in ASG Sub's judgment, it is reasonably likely that during any such extension any condition set forth in Annex 1 to the Merger Agreement that is not satisfied as of the date of such extension will be satisfied during such extension; and (iii) for any period required by the Exchange Act. In case of any such extension of the Allen Systems Offer, Viasoft is required to extend the Viasoft Offer for the same period of time as the Allen Systems Offer.

     If Purchasers make a material change in the terms of the Offer, or if Purchasers waive a material condition to the Offer, Purchasers will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 13e-3(e), 13e-4(e), 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which a tender offer must remain open following material changes in the terms of the offer, other than a change in price or a change in percentage of securities sought, depends upon the facts and circumstances, including the materiality of the changes. In the SEC's view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to shareholders, and, if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought, a minimum of ten business days may be required to allow for adequate dissemination and investor response. With respect to a change in price, a minimum ten-business-day period from the date of the change is generally required to allow for adequate dissemination to shareholders. Accordingly, if prior to the Expiration Date, Purchasers decrease the number of Shares being sought, or increase or decrease the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from the date that notice of the increase or decrease is first published, sent or given to holders of Shares, Purchasers will extend the Offer at least until the expiration of such period of ten business days. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or a federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern time.

THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THE SATISFACTION OF THE MINIMUM CONDITION

     Consummation of the Offer is also conditioned upon expiration or termination of all waiting periods imposed by the HSR Act, and the other conditions set forth in "THE OFFER -- 9. Conditions to the Offer." Purchasers reserve the right (but are not obligated), in accordance with applicable rules and regulations of the SEC and with the Merger Agreement, to waive any or all of those conditions. If, by the Expiration Date, any or all of those conditions have not been satisfied, ASG Sub may, without the consent of Viasoft, elect to
(a) extend the Offer and, subject to applicable withdrawal rights, retain all tendered Shares until the expiration of the Offer, as extended, subject to the terms of the Offer and the Merger Agreement; (b) waive all of the unsatisfied conditions (other than the Minimum Condition which may only be waived by mutual consent of ASG Sub and Viasoft) to the Allen Systems Offer and, subject to complying with applicable rules and regulations of the SEC, accept for payment all Shares so tendered; or (c) terminate the Offer and not accept for payment any Shares and return all tendered Shares to tendering shareholders. In the event that Purchasers waive any condition set forth in "THE OFFER -- 9. Conditions to the Offer," the SEC may, if the waiver is deemed to constitute a material change to the information previously provided to the shareholders, require that the Offer remain open for an additional period of time and/or that Purchasers disseminate information concerning such waiver.

     Viasoft has provided ASG Sub with its shareholder lists and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the securityholder lists or, if applicable, who are listed as participants in a clearing agency's security position listing, for forwarding to beneficial owners of Shares.

2.  ACCEPTANCE FOR PAYMENT AND PAYMENT

     Upon the terms and subject to the conditions of the Offer (including, if Purchasers extend or amend the Offer, the terms and conditions of the Offer as so extended or amended), Purchasers will purchase, by accepting for payment, and will pay for, all Shares validly tendered and not withdrawn (as permitted under "THE OFFER -- 4. Withdrawal Rights") prior to the Expiration Date promptly after the later of (a) the Expiration Date and (b) the satisfaction or waiver of the conditions to the Offer set forth in "THE OFFER -- 9. Conditions to the Offer." See "THE OFFER -- 9. Conditions to the Offer." In addition, subject to applicable rules of the SEC, Purchasers reserve the right to delay acceptance for payment of, or payment for, Shares pending receipt of any regulatory or governmental approvals specified in "THE OFFER -- 10. Legal Matters; Required Regulatory Approvals."

     For information with respect to regulatory approvals that we are required to obtain prior to the completion of the Offer, see "THE OFFER -- 10. Legal Matters; Required Regulatory Approvals."

     In all cases, Purchasers will pay for Shares purchased in the Offer only after timely receipt by the Depositary of (a) certificates representing the Shares ("Share Certificates") or timely confirmation (a "Book-Entry Confirmation") of the book-entry transfer of the Shares into the Depositary's account at The Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedures set forth in "THE OFFER -- 3. Procedures for Accepting the Offer and Tendering Shares"; (b) the appropriate Letter of Transmittal (or a facsimile), properly completed and duly executed, with any required signature guarantees or an Agent's Message (as defined below) in connection with a book-entry transfer; and (c) any other documents that the Letter of Transmittal requires. Accordingly, payment may be made to tendering shareholders at different times. See "THE OFFER -- 3. Procedures for Accepting the Offer and Tendering Shares" for a description of the procedure for tendering Shares pursuant to this Offer.

     The term "Agent's Message" means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares which are the subject of the Book-Entry Confirmation that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce that agreement against the participant.

     For purposes of the Offer, Purchasers will be deemed to have accepted for payment, and purchased, Shares validly tendered and not withdrawn if, as and when Purchasers give oral or written notice to the Depositary of acceptance of the Shares for payment pursuant to the Offer. In all cases, upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price for the Shares with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from us and transmitting payment to validly tendering shareholders.

     UNDER NO CIRCUMSTANCES WILL PURCHASERS PAY INTEREST ON THE OFFER PRICE FOR SHARES, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

     If Purchasers do not purchase any tendered Shares pursuant to the Offer for any reason, or if you submit Share Certificates representing more Shares than you wish to tender, Purchasers will return Share Certificates representing unpurchased or untendered Shares, without expense to you (or, in the case of Shares delivered by book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility pursuant to the procedures set forth in "THE
OFFER -- 3. Procedures for Accepting the Offer and Tendering Shares," the Shares will be credited to an account maintained within the Book-Entry Transfer Facility), as promptly as practicable following the expiration, termination or withdrawal of the Offer.

     If, prior to the expiration date, Purchasers increase the price offered to holders of Shares in the Offer, Purchasers will pay the increased price to all holders of Shares that we purchase in the Offer, whether or not the Shares were tendered before the increase in price.

     ASG Sub reserves the right, in its sole discretion, to assign any of or all of its rights, interests and obligations under the Merger Agreement to Allen Systems or to any direct or indirect wholly-owned subsidiary of Allen Systems, but any such transfer or assignment will not relieve Allen Systems or ASG Sub of their respective obligations under the Offer or prejudice your rights to receive payment for Shares validly tendered and accepted for payment in the Offer.

3.  PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING SHARES

     To tender Shares pursuant to this Offer, you must deliver before the expiration of this Offer to the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase (1) either (a) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees (and any other documents required by the Letter of Transmittal) or (b) an Agent's Message in connection with a book-entry delivery of shares AND (2) either (a) the Share Certificates for the tendered Shares must be received by the Depositary at one of such addresses, (b) the Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary or (c) you must comply with the guaranteed delivery procedures described below.

     THE METHOD OF DELIVERY OF SHARES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH THE BOOK-ENTRY TRANSFER FACILITY, IS AT YOUR OPTION AND SOLE RISK, AND DELIVERY WILL BE CONSIDERED MADE ONLY WHEN THE DEPOSITARY ACTUALLY RECEIVES THE SHARES. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, YOU SHOULD ALLOW SUFFICIENT TIME TO ENSURE TIMELY DELIVERY.

     BOOK-ENTRY TRANSFER. The Depositary will make a request to establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer the Shares into the Depositary's account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures. However, although Shares may be delivered through book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility, the Depositary must receive the Letter of Transmittal (or facsimile), properly completed and executed, with any required signature guarantees, or an Agent's Message in connection with a book-entry transfer, and any other required documents, at one of its addresses set forth on the back cover of this Offer to Purchase on or before the Expiration Date, or you must comply with the guaranteed delivery procedure set forth below. DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH THE BOOK-ENTRY TRANSFER FACILITY'S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

     SIGNATURE GUARANTEES. A bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program (an "Eligible Institution") must guarantee signatures on all Letters of Transmittal, unless the Shares tendered are tendered (a) by a registered holder of Shares who has not completed either the box labeled "Special Payment Instructions" or the box labeled "Special Delivery Instructions" on the Letter of Transmittal or (b) for the account of an Eligible Institution. See Instruction 1 of the Letter of Transmittal.

     If the Share Certificates are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to, or Share Certificates for unpurchased Shares are to be issued or returned to, a person other than the registered holder, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, signed exactly as the name or names of the registered holder or holders appear on the certificates, with the signatures on the certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

     If the Share Certificates are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or facsimile) must accompany each delivery of Share Certificates.

     GUARANTEED DELIVERY. If you want to tender Shares in the Offer and your Share Certificates are not immediately available or time will not permit all required documents to reach the Depositary on or before the

Expiration Date or the procedures for book-entry transfer cannot be completed on time, your Shares may nevertheless be tendered if you comply with all of the following guaranteed delivery procedures:

     (a) your tender is made by or through an Eligible Institution;

     (b) the Depositary receives, as described below, a properly completed and signed Notice of Guaranteed Delivery, substantially in the form made available by us, on or before the Expiration Date; and

     (c) the Depositary receives the Share Certificates (or a Book-Entry Confirmation) representing all tendered Shares, in proper form for transfer together with a properly completed and duly executed Letter of Transmittal (or facsimile), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and any other documents required by the Letter of Transmittal within three trading days after the date of execution of the Notice of Guaranteed Delivery. A "trading day" is any day on which the Nasdaq National Market is open for business.

     You may deliver the Notice of Guaranteed Delivery by hand, mail or facsimile transmission to the Depositary. The Notice of Guaranteed Delivery must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

     Notwithstanding any other provision of the Offer, we will pay for Shares only after the conditions to the Offer, including the Minimum Condition, have been met and only after timely receipt by the Depositary of Share Certificates for, or of Book-Entry Confirmation with respect to, the Shares, a properly completed and duly executed Letter of Transmittal (or facsimile thereof), together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and any other documents required by the appropriate Letter of Transmittal. Accordingly, payment might not be made to all tendering shareholders at the same time, and will depend upon when the Depositary receives Share Certificates or Book-Entry Confirmation that the Shares have been transferred into the Depositary's account at the Book-Entry Transfer Facility.

     BACKUP FEDERAL INCOME TAX WITHHOLDING. Under the backup federal income tax withholding laws applicable to certain shareholders (other than certain exempt shareholders, including, among others, all corporations and certain foreign individuals), the Depositary may be required to withhold 31% of the amount of any payments made to those shareholders pursuant to the Offer. To prevent backup federal income tax withholding, you must provide the Depositary with your correct taxpayer identification number and certify that you are not subject to backup federal income tax withholding by completing the Substitute Form W-9 included in the Letter of Transmittal. See Instruction 9 of the Letter of Transmittal.

     APPOINTMENT AS PROXY. By executing the Letter of Transmittal as set forth above (including delivery through an Agent's Message), you irrevocably appoint the designees of Allen Systems, and each of them, as your agents, attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of your rights with respect to the Shares that you tender and that we accept for payment and with respect to any and all other Shares and other securities or rights issued or issuable in respect of those Shares on or after the date of this Offer to Purchase. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. This appointment will be effective when we accept your Shares for payment in accordance with the terms of the Offer. Upon such acceptance for payment, all other powers of attorney and proxies given by you with respect to your Shares and such other securities or rights prior to such payment will be revoked, without further action, and no subsequent powers of attorney and proxies may be given by you (and, if given, will not be deemed effective). Allen Systems' designees will, with respect to the Shares and such other securities and rights for which the appointment is effective, be empowered to exercise all your voting and other rights as they in their sole discretion may deem proper at any annual or special meeting of Viasoft's shareholders, or any adjournment or postponement thereof, or by consent in lieu of any such meeting or otherwise. In order for Shares to be deemed validly tendered, immediately upon the acceptance for payment of such Shares, we or our designee must be able to exercise full voting, consent and other rights with respect to such Shares and other securities, including voting at any meeting of shareholders.

     DETERMINATION OF VALIDITY. All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Purchasers, in their sole discretion, which determination will be final and binding on all parties. The Purchasers reserve the absolute right to reject any or all tenders determined by them not to be in proper form or the acceptance of or payment for which may, in the opinion of counsel for the Purchasers, be unlawful. The Purchasers also reserve the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any tender of Shares of any particular shareholder whether or not similar defects or irregularities are waived in the case of other shareholders.

     The Purchasers' interpretation of the terms and conditions of the Offer will be final and binding. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to the tender have been cured or waived by the Purchasers. None of the Purchasers nor any of their affiliates or assigns, the Dealer Manager, the Depositary, the Information Agent or any other person or entity will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

     BINDING AGREEMENT. Purchasers' acceptance for payment of Shares tendered pursuant to any of the procedures described above will constitute a binding agreement between the Purchasers and you upon the terms and subject to the conditions of the Offer.

4.  WITHDRAWAL RIGHTS.

     Except as described in this Section 4, tenders of Shares made in the Offer are irrevocable. You may withdraw Shares that you have previously tendered in the Offer at any time on or before the Expiration Date and, unless theretofore accepted for payment as provided herein, you may also withdraw such Shares at any time after June 29, 2000.

     If, for any reason, acceptance for payment of any Shares tendered in the Offer is delayed, or Purchasers are unable to accept for payment or pay for Shares tendered in the Offer, then, without prejudice to their rights set forth in this document, the Depositary may, nevertheless, on their behalf, retain Shares that you have tendered, and you may not withdraw your Shares except to the extent that you are entitled to and duly exercise withdrawal rights as described in this Section 4. Any such delay will be by an extension of the Offer to the extent required by law.

     In order for your withdrawal to be effective, you must deliver a written or facsimile transmission notice of withdrawal to the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify your name, the number of Shares that you want to withdraw, and (if Share Certificates have been tendered) the name of the registered holder of the Shares as shown on the Share Certificate, if different from your name. If Share Certificates have been delivered or otherwise identified to the Depositary, then prior to the physical release of such certificates, you must submit the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn and an Eligible Institution, as defined in "THE OFFER -- 3. Procedures for Accepting the Offer and Tendering Shares," must guarantee the signature on the notice of withdrawal, except in the case of Shares tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer set forth in "THE OFFER -- 3. Procedures for Accepting the Offer and Tendering Shares," the notice of withdrawal must also specify the name and number of the account at the appropriate Book-Entry Transfer Facility to be credited with the withdrawn Shares, in which case a notice of withdrawal will be effective if delivered to the Depositary by any method of delivery described in the first sentence of this paragraph. You may not rescind a withdrawal of Shares. Any Shares that you withdraw will be considered not validly tendered for purposes of the Offer, but you may tender your Shares again at any time before the Expiration Date by following any of the procedures described in "THE OFFER -- 3. Procedures for Accepting the Offer and Tendering Shares."

     All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchasers, in their sole discretion, which determination will be final and binding. None of Allen Systems, ASG Sub, Viasoft or any of their respective affiliates or assigns, the Dealer Manager, the Depositary, the Information Agent or any other person or entity will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.  PRICE RANGE OF THE SHARES; DIVIDENDS

     The Shares are listed and principally traded on the Nasdaq National Market under the symbol "VIAS". The following table sets forth the high and low sales prices per Share as reported on the Nasdaq National Market for the quarters indicated.

                                                              HIGH       LOW
                                                              ----       ---
Fiscal Year ending June 30, 1998
  First Quarter.............................................  $65 1/4    $47
  Second Quarter............................................   54 5/8     32 1/2
  Third Quarter.............................................   43 7/8     25 3/4
  Fourth Quarter............................................   29 3/8     12 3/8
Fiscal year ending June 30, 1999
  First Quarter.............................................   16 1/2      6 1/4
  Second Quarter............................................    9          2 3/4
  Third Quarter.............................................    7 7/8      3 9/16
  Fourth Quarter............................................    4 11/16    3 1/32
Fiscal year ending June 30, 2000
  First Quarter.............................................    8 11/16    3 1/2
  Second Quarter............................................    8 9/16     4 1/4
  Third Quarter.............................................    6 7/8      4 1/2
  Fourth Quarter (through April 27, 2000)...................    6 9/16     4 3/4

The Company has never declared or paid cash dividends on its capital stock.

     On April 26, 2000, the last full trading day prior to the day of the public announcement of the execution of the Merger Agreement and of Purchasers' intention to commence this Offer, the reported closing price on the Nasdaq was $5.50 per Share. On May 3, 2000, the last full trading day prior to the commencement of the Offer, the reported closing price per Share on the Nasdaq was $8.06. SHAREHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

     Under the terms of the Merger Agreement, the Company is not permitted to declare or pay dividends with respect to the Shares without the prior written consent of Allen Systems, and Allen Systems does not intend to consent to any such declaration or payment.

6. POSSIBLE EFFECTS OF THE OFFER AND THE MERGER ON THE MARKET FOR THE SHARES, NASDAQ QUOTATION AND EXCHANGE ACT REGISTRATION

     The purchase of the Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by the public and have other consequences with respect to the Nasdaq listing, Exchange Act registration and availability of margin credit. See "THE OFFER -- 12. Certain Effects of the Offer and the Merger."

7.  CERTAIN INFORMATION CONCERNING VIASOFT

     GENERAL. The Company is a Delaware corporation with its principal executive offices located at 4343 East Camelback Road, Suite 205, Phoenix, Arizona 85018 and its telephone number is (602) 952-0050. The Company provides business solutions that help organizations worldwide understand, manage, evolve, reuse, transition and modernize mission-critical applications that support their fundamental business processes. These business solutions are provided through integrated software products and specialized professional consulting services. The overall strategy of the Company is to provide products and consulting services to support the application modernization needs of large organizations worldwide, including implementation of e-business within their operations. The Company's business solutions are designed to assist its customers in cost effectively leveraging their investment and the business value within their existing systems by merging applications and data, adding proven, repeatable processes to their development and maintenance initiatives, improving the quality of the applications and assisting in specialized and complex redevelopment initiatives. Viasoft was founded in 1983 under the name Software Renovation Technology as a California corporation. In 1986, the Company changed its name to Viasoft, Inc. and reincorporated in Delaware.

     During the last five years, neither the Company nor, to the best knowledge of the Company, any of the persons listed on Schedule I hereto, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. Certain information concerning the directors and executive officers of the Company is set forth in Schedule II hereto.

     AVAILABLE INFORMATION. The Company is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of certain dates concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company is required to be disclosed in proxy statements distributed to the Company's shareholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference facilities maintained by the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, and also should be available for inspection at the SEC's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may also be obtained (i) by mail, upon payment of the SEC's customary fees, by writing to its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, or (ii) at the SEC's world-wide web site at http://www.sec.gov.

     HISTORICAL FINANCIAL INFORMATION. Set forth below is certain selected historical consolidated financial information relating to the Company and its subsidiaries which has been excerpted or derived from the audited financial statements contained in the Company's annual report on Form 10-K for the fiscal year ended June 30, 1999 and the unaudited financial statements contained in the Company's quarterly report on Form 10-Q for the six months ended December 31, 1999. The audited financial statements set forth on pages F-3 through F-29 of Viasoft's Form 10-K for the fiscal year ended June 30, 1999 and the unaudited financial statements set forth in Part I of Viasoft's Form 10-Q for the six months ended December 31, 1999 are hereby incorporated by reference into this Offer to Purchase. More comprehensive financial information is included in those reports and in other documents filed by the Company with the SEC. The financial information that follows is qualified in its entirety by reference to such reports and other documents, including the financial statements and related notes contained therein. Such reports, documents and other financial information may be inspected and copies may be obtained from the SEC in the manner set forth above. During the fiscal years 1999 and 1998 and the six months ended December 31, 1999 and December 31, 1998, there were no fixed charges.

                                 VIASOFT, INC.
                  SELECTED CONSOLIDATED FINANCIAL INFORMATION
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                        FISCAL YEAR ENDED     SIX MONTHS ENDED
                                                            JUNE 30,            DECEMBER 31,
                                                       -------------------   ------------------
                                                         1999       1998      1999       1998
                                                       --------   --------   -------   --------
                                                                                (UNAUDITED)
STATEMENT OF OPERATIONS DATA
Revenues:
  Software license fees..............................  $ 44,989   $ 65,122   $12,016   $ 23,473
  Maintenance and other fees.........................    33,757     28,950    16,135     17,158
  Professional services fees.........................    25,526     19,615     6,002     14,379
          Total revenues.............................   104,272    113,687    34,153     55,010
Operating Expenses:
  Cost of software license and maintenance fees......    15,596     12,737     4,495      8,355
  Cost of professional services fees.................    22,312     18,537     7,021     12,099
  All other operating expenses.......................    83,665     74,931    22,359     45,508
          Total operating expenses...................   121,573    106,205    33,875     65,962
Income (loss) from operations........................   (17,301)     7,482       278    (10,952)
Net income (loss)....................................    (8,490)     7,935     1,435     (5,620)
Net income (loss) per share -- basic.................     (0.46)      0.42      0.08      (0.30)
Net income (loss) per share -- diluted...............     (0.46)      0.40      0.08      (0.30)
Weighted average common shares
  outstanding -- basic...............................    18,308     18,999    17,970     18,633
Weighted average common shares
  outstanding -- diluted.............................    18,308     19,799    18,342     18,633

                                                                AT JUNE 30,
                                                            -------------------   AT DECEMBER 31,
                                                              1999       1998          1999
                                                            --------   --------   ---------------
                                                                                    (UNAUDITED)
BALANCE SHEET DATA
Cash and cash equivalents.................................  $ 25,609   $ 37,807      $ 32,401
Working capital...........................................    71,623     96,257        68,489
Current assets............................................   110,857    142,104        93,914
Total assets..............................................   134,169    162,377       121,793
Current liabilities.......................................    39,234     45,847        25,425
Total liabilities.........................................    39,539     46,519        25,532
Total stockholders' equity................................    94,630    115,858        96,261
Book value per share......................................  $   5.28   $   6.00      $   5.34

     VIASOFT'S PROJECTIONS. Viasoft prepared a set of forecasted financial information for fiscal years 2000 and 2001 (the "Initial Forecast") which was presented by Broadview and Viasoft to potential interested parties in connection with the Company's efforts to interest other companies in a business combination in February and March 2000. Copies of such Initial Forecast were, in turn, provided by Viasoft to Allen Systems in connection with Allen Systems' review and evaluation of the Company and the ensuing negotiations of the Merger Agreement. During the course of Allen Systems' due diligence review of the Company, Viasoft prepared and provided to Allen Systems an updated financial forecast for its 2000 and 2001 fiscal years (the "Second Forecast"). Viasoft has advised Allen Systems that it does not as a matter of course make public forecasts as to future revenue or earnings and that the Initial Forecast and the Second Forecast (together the "Forecasts") were prepared for internal purposes and not with a view to dissemination to the public. The Forecasts do not include one-time charges reflected in actual or projected results. The Forecasts do not reflect the Company's actual performance since the Forecasts were prepared, changes in the Company's business or in the economy in general since the Forecasts were prepared, or prospective changes in the Company's business or in the economy in general resulting from events which have occurred since the Forecasts were prepared. The Forecasts were not prepared with a view to complying with the published guidelines of the SEC regarding projections or with the AICPA Guide for Prospective Financial Statements and information is included in this Offer to Purchase only because it was furnished to Allen Systems. The independent accountants of Viasoft have neither examined nor compiled the Forecasts and, accordingly, do not express an opinion or any other form of assurance with respect thereto. The reports of such independent accountants on the financial statements of Viasoft incorporated by reference in this Offer to Purchase relate to the historical financial information of Viasoft and do not extend to the following financial information and should not be read to do so.

INITIAL FORECAST

                                                 FISCAL YEAR 2000                    FISCAL YEAR 2001
                                 ------------------------------------------------   ------------------
                                                     FORECAST                            FORECAST
                                 ------------------------------------------------   ------------------
                                   Q1        Q2         Q3        Q4       TOTAL          TOTAL
                                 -------   -------   --------   -------   -------   ------------------
Revenue........................  $18,645   $15,508   $13,900    $14,900   $62,953        $65,200
Income from Operations.........     (286)      564       313      2,061     2,652          9,044
Income before Income Tax.......      650     1,559     1,113      2,811     6,133         12,044
Net Income.....................  $   421   $ 1,014   $   724    $ 1,827   $ 3,986        $ 7,828

SECOND FORECAST

                                                                 FISCAL YEAR 2000
                                                 ------------------------------------------------
                                                      ACTUAL                   FORECAST
                                                 -----------------   ----------------------------
                                                   Q1        Q2        Q3         Q4       TOTAL
                                                 -------   -------   -------   --------   -------
Revenue........................................  $18,645   $15,508   $11,028   $11,734    $56,915
Income from Operations.........................     (286)      564    (2,312)     (116)    (2,150)
Income before Income Tax.......................      650     1,559    (1,460)      759      1,508
Net Income.....................................  $   421   $ 1,014   $  (949)  $   493    $   979

                                                                FISCAL YEAR 2001
                                                ------------------------------------------------
                                                                    FORECAST
                                                ------------------------------------------------
                                                  Q1        Q2         Q3        Q4       TOTAL
                                                -------   -------   --------   -------   -------
Revenue.......................................  $13,570   $15,270   $ 16,250   $17,740   $62,830
Income from Operations........................    1,220     1,800      2,133     2,800     7,353
Income before Income Tax......................    2,070     2,700      3,083     3,775    11,028
Net Income....................................  $ 1,346   $ 1,755   $  2,004   $ 2,454   $ 6,958

     Viasoft does not intend to update or otherwise revise the foregoing forecasts to reflect circumstances existing after the date the forecasts were prepared or to reflect the occurrence of unanticipated events.

     VIASOFT'S FORECASTS SET FORTH ABOVE ARE FORWARD LOOKING STATEMENTS. THEY NECESSARILY REFLECT NUMEROUS ASSUMPTIONS WITH RESPECT TO GENERAL BUSINESS AND ECONOMIC CONDITIONS AND OTHER MATTERS, MANY OF WHICH ARE INHERENTLY UNCERTAIN OR BEYOND VIASOFT'S OR ALLEN SYSTEMS' AND ASG SUB'S CONTROL, AND DO NOT TAKE INTO ACCOUNT ANY CHANGES IN VIASOFT'S OPERATIONS OR CAPITAL STRUCTURE WHICH MAY RESULT FROM THE OFFER AND THE MERGER. IN ADDITION, FACTORS SUCH AS INDUSTRY PERFORMANCE AND REGULATORY AND FINANCIAL CONDITIONS, WHICH ARE DIFFICULT TO PROJECT, MAY CAUSE VIASOFT'S FORECASTS TO BE INACCURATE. IT IS NOT POSSIBLE TO PREDICT WHETHER THE ASSUMPTIONS MADE IN PREPARING THE FORECASTS WILL BE VALID. ACCORDINGLY, THESE STATEMENTS INVOLVE RISKS AND UNCERTAINTIES. THERE CAN BE NO ASSURANCE THAT VIASOFT'S FORECASTS WILL BE REALIZED, AND ACTUAL RESULTS MAY PROVE TO BE MATERIALLY HIGHER OR LOWER THAN THOSE CONTAINED IN THE PROJECTIONS. THE INCLUSION OF THIS INFORMATION SHOULD NOT BE REGARDED AS AN INDICATION THAT ALLEN SYSTEMS, ASG SUB, VIASOFT OR ANYONE ELSE WHO RECEIVED THIS INFORMATION CONSIDERED IT A RELIABLE PREDICTOR OF FUTURE EVENTS, AND THIS INFORMATION SHOULD NOT BE RELIED ON AS SUCH. NONE OF ALLEN SYSTEMS, ASG SUB, VIASOFT OR ANY OF OUR RESPECTIVE REPRESENTATIVES ASSUMES ANY RESPONSIBILITY FOR THE VALIDITY, REASONABLENESS, OR COMPLETENESS OF THE FORECASTS, AND VIASOFT HAS MADE NO REPRESENTATION TO ALLEN SYSTEMS OR ASG SUB REGARDING SUCH INFORMATION.

     Except as otherwise set forth herein, the information concerning Viasoft contained in this Offer to Purchase, including financial information, has been furnished by Viasoft. Neither Allen Systems, ASG Sub nor any of their affiliates assumes any responsibility for the accuracy or completeness of the information concerning Viasoft furnished by Viasoft or for any failure by Viasoft to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Allen Systems, ASG Sub or their affiliates.

8.  CERTAIN INFORMATION CONCERNING ALLEN SYSTEMS AND ASG SUB

     ASG Sub is a Delaware corporation and wholly-owned subsidiary of Allen Systems organized in connection with the Offer and the Merger and has not carried on any significant activities other than in connection with the Offer and the Merger. The principal office of ASG Sub is located at 1333 Third Avenue South, Naples, Florida 34102. The telephone number at such office is 800-832-5536. Until immediately prior to the time ASG Sub purchases Shares pursuant to the Offer, it is not anticipated that ASG Sub will have any significant assets or liabilities or engage in any significant activities other than those incident to its formation and capitalization and the transactions contemplated by the Offer and the Merger.

     Allen Systems is a privately-owned computer software company founded in 1986 that develops, markets, and licenses Enterprise Productivity Software products to over 3000 companies around the world.

     The principal executive office of Allen Systems is located at 1333 Third Avenue South, Naples, Florida 34102. The telephone number at such office is
(800) 932-5536. Allen Systems also has offices in Atlanta, California, Texas, the United Kingdom, France, Germany, Italy, South Africa, Hong Kong, Singapore and Australia, as well as distribution channels in Asia, Europe, Israel, and Latin America.

     Except as set forth elsewhere in this Offer to Purchase or Schedule I hereto: (a) neither Allen Systems nor ASG Sub nor, to their knowledge, any of the persons listed in Schedule I hereto or any associate or majority-owned subsidiary of theirs or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Viasoft; (b) neither they nor, to their knowledge, any of the persons or entities referred to in clause (a) above or any of their executive officers, directors or subsidiaries has effected any transaction in the Shares or any other equity securities of Viasoft during the past 60 days; (c) neither they nor, to their knowledge, any of the persons listed in Schedule I hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Viasoft (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (d) since April 24, 1998, there have been no transactions which would require reporting under the rules and regulations of the SEC between ASG Sub or Allen Systems or any of their subsidiaries or, to their knowledge, any of the persons listed in Schedule I hereto, on the one hand, and Viasoft or any of its executive officers, directors or affiliates, on the other hand; and (e) since April 24, 1998 there have been no contacts, negotiations or transactions between ASG Sub or Allen Systems or any of their subsidiaries or, to their knowledge, any of the persons listed in
Schedule I hereto, on the one hand, and Viasoft or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

     ASG Sub and Allen Systems are both privately-held companies and are generally not subject to the informational filing requirements of the Exchange Act, and they are generally not required to file reports, proxy statements and other information with the SEC relating to their businesses, financial condition and other matters. However, pursuant to Rule 14d-3 under the Exchange Act, ASG Sub and Allen Systems filed with the SEC the Schedule TO, together with exhibits, including this Offer to Purchase and the Merger Agreement, which provides certain additional information with respect to the Offer. The Schedule TO and any amendments thereto, including exhibits, should be available for inspection and copies should be obtainable at the public reference facilities of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such information should also be obtainable (i) by mail, upon payment of the SEC's customary charges, by writing to the SEC's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at Seven World Trade Center, Suite 1300, New York, NY 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661 and (ii) by accessing the SEC's website on the Internet at http://www.sec.gov.

     Except as otherwise set forth herein, the information concerning Allen Systems and ASG Sub contained in this Offer to Purchase, including information with respect to the Credit Agreement and the financing of the Allen Systems Offer, has been furnished by Allen Systems and ASG Sub. Neither Viasoft nor any of its affiliates assumes any responsibility for the accuracy or completeness of the information concerning Allen Systems and ASG Sub furnished by Allen Systems and ASG Sub or for any failure by Allen Systems and ASG Sub to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Viasoft or its affiliates.

9.  CONDITIONS TO THE OFFER

     CONDITIONS TO ALLEN SYSTEMS OFFER. Notwithstanding any other term of the Allen Systems Offer or the Merger Agreement, ASG Sub will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to ASG Sub's obligation to pay for or return tendered Shares after the termination or withdrawal of the Allen Systems Offer), pay for any Shares not theretofore accepted for payment or paid for, and may terminate or amend the Allen Systems Offer, if

     (a) there shall not have been validly tendered (and not withdrawn) prior to 12:00 midnight on the Expiration Date that number of Shares which, when added to the Shares then beneficially owned by Allen Systems and its subsidiaries and affiliates (including ASG Sub), would represent 51% or more of the fully-diluted Shares outstanding (assuming the exercise of all options and warrants and the conversion or exchange of all securities convertible or exchangeable into Shares) at the close of business on the business day immediately preceding the day on which the Offer will expire or terminate; or

     (b) any consents of, filings with or expirations of waiting periods imposed by, any Governmental Entity applicable to the purchase of Shares pursuant to the Offer under the HSR Act, and any of the foregoing under Non-US Competition Laws which if not obtained would have a material adverse effect on (i) Allen Systems', ASG Sub's or Viasoft's ability to consummate the Offer, or (ii) the operation or scope of the business of the Surviving Corporation, shall not have been obtained, filed, expired or been terminated; or

     (c) at any time after the date of the Merger Agreement and before the acceptance of such Shares for payment or the payment therefor (whether or not any Shares have heretofore been accepted for payment or paid pursuant to the Allen Systems Offer), any of the following conditions exists and is continuing:

          (i) there will be pending or overtly threatened any suit, action or proceeding brought by or on behalf of any Governmental Entity (or the staff of the FTC or the staff of the Antitrust Division will have recommended the commencement of such), or any suit, action or proceeding (other than Excluded Litigation) brought by or on behalf of any shareholder of Viasoft or any other person or party (but only if such suit, action or proceeding is deemed by Allen Systems to have a reasonable likelihood of success) directly or indirectly (A) challenging the acquisition by ASG Sub of any Shares pursuant to the Offer, seeking to restrain or prohibit the making or consummation of the Offer or the Merger or the performance of any of the other transactions contemplated by the Merger Agreement, or alleging that any such acquisition or other transaction relates to, involves or constitutes a breach of fiduciary duty by Viasoft's directors or a violation of federal securities law or applicable corporate law, (B) seeking to prohibit or limit the ownership or operation by Viasoft, Allen Systems or any of their respective subsidiaries of a material portion of the business or assets of Viasoft and its subsidiaries, taken as a whole, or Allen Systems and its subsidiaries, taken as a whole, or to compel Viasoft or Allen Systems to dispose of or hold separate any material portion of the business or assets of Viasoft and its subsidiaries, taken as a whole, or Allen Systems and its subsidiaries, taken as a whole, as a result of the Offer or any of the other transactions contemplated by the Merger Agreement, (C) seeking to impose material limitations on the ability of Allen Systems and its subsidiaries to acquire or hold, or exercise full rights of ownership of, any Shares accepted for payment pursuant to the Allen Systems Offer including without limitation the right to vote the Shares accepted for payment by ASG Sub on all matters properly presented to the shareholders of Viasoft, (D) seeking to prohibit Allen Systems and its subsidiaries from effectively managing or controlling in any material respect the business or operations of Viasoft and its subsidiaries taken as a whole, or (E) seeking to impose a material condition to the Offer, the Merger or the Merger Agreement which would be adverse to Allen Systems;

          (ii) there will be any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or deemed applicable to the Offer or the Merger, or any other action will be taken by any Governmental Entity or court, other than the application to the Offer or the Merger of applicable waiting periods under the HSR Act, that is reasonably likely to result, in any of the consequences referred to in clauses (A) through (E) of paragraph (c)(i) above;

          (iii) there will have occurred any material adverse change in Viasoft and its subsidiaries taken as a whole or any event that is reasonably likely to result in a material adverse effect on Viasoft and its subsidiaries taken as a whole; provided that no change or event shall excuse Allen Systems or ASG Sub from their respective obligations to consummate the Allen Systems Offer unless, as a result of such change or event, (A) the Viasoft Cash shall be less than $83,000,000, or (B) the Claims Reserve shall be greater than $5,000,000;

          (iv) (A) Viasoft's Board or any committee thereof will have failed to recommend the Offer, the Merger, the Merger Agreement, or Viasoft shareholder approval, including any failure to include such recommendation in the Schedule 14D-9 or the Information Statement, or will have so resolved; (B) Viasoft's Board of Directors or any committee thereof will have withdrawn or modified (including by amendment of the Schedule 14D-9 or Information Statement) in a manner adverse to Allen Systems its approval or recommendation of the Offer, the Merger, the Merger Agreement, or Viasoft shareholder approval, will have approved or recommended any takeover proposal (including a superior proposal), or will have resolved to do any of the foregoing; (C) Viasoft will have entered into any letter of intent or similar document, agreement or commitment with respect to any takeover proposal (including a superior proposal) or Viasoft's Board or any committee thereof will have resolved to do so; (D) Viasoft's Board or any committee thereof upon a request to reaffirm Viasoft's approval or recommendation of the Offer, the Merger or the Merger Agreement, will have failed to do so within two business days after such request is made or will have so resolved; or (E) a tender or exchange offer relating to securities of Viasoft will have been commenced by a person unaffiliated with Allen Systems or ASG Sub, and Viasoft will not have sent to its security holders pursuant to Rule 14e-2 promulgated under the Exchange Act, within 10 business days after such tender or exchange offer is first published sent or given, a statement disclosing that Viasoft recommends rejection of such tender or exchange offer;

          (v) any of the representations and warranties of Viasoft set forth in the Merger Agreement will have failed to be true and correct in any material respect as of the date of the Merger Agreement or will have ceased to be true and correct in any material respect at any time thereafter; provided that if any such failure is curable by Viasoft through the exercise of its reasonable efforts, then Allen Systems and ASG Sub may not terminate the Offer under this subsection (b)(v) (and will extend the Offer, if requested to do in writing by Viasoft) until ten business days after written notice thereof has been given to Viasoft by Allen Systems and ASG Sub and unless at such time the matter has not been cured; and further provided, that the failure of any such representations or warranties of Viasoft to be true and correct as of the date of the Merger Agreement or at any time thereafter shall not excuse Allen Systems or ASG Sub from their respective obligations to consummate the Allen Systems Offer unless, as a result of such failure, (A) the Viasoft Cash shall be less than $83,000,000, or (B) the Claims Reserve shall be greater than $5,000,000;

          (vi) Viasoft will have breached or failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of Viasoft to be performed or complied with by it; provided that if any such breach or failure (other than a breach of Sections 5.2 or 6.1 or any other breach that has caused irreparable harm) is curable by Viasoft through the exercise of its reasonable efforts, then Allen Systems and ASG Sub may not terminate the Offer under this subsection
     (b)(vi) (and will extend the Offer, if requested to do so in writing by Viasoft) until ten business days after written notice thereof has been given to Viasoft by Allen Systems and ASG Sub and unless at such time the matter has not been cured; and further provided that the failure by Viasoft to perform any covenant set forth in Section 5.1 of the Merger Agreement shall not excuse Allen Systems or ASG Sub from their respective obligations to consummate the Allen Systems Offer unless, as a result of such failure,
     (A) the Viasoft Cash shall be less than $83,000,000, or (B) the Claims Reserve shall be greater than $5,000,000;

          (vii) the Merger Agreement will have been terminated in accordance with its terms;

          (viii) there will have occurred (A) any general suspension of trading in, or limitation on prices for, securities on the Nasdaq National Market,
     (B) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (C) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States and having a material adverse effect on Viasoft or materially adversely affecting (or materially delaying) the consummation of the Offer, (D) any limitation or proposed limitation (whether or not mandatory) by any U.S. governmental authority or agency, or any other event, that materially adversely affects generally the extension of credit by banks or other financial institutions, or (E) in the case of any of the situations described in clauses (A) through (D) inclusive existing at the date of commencement of the Allen Systems Offer, a material escalation or worsening thereof;

          (ix) any person (which includes a "person" as such term is defined in Section 13(d)(3) of the Exchange Act) other than Allen Systems and any of its subsidiaries and affiliates (including ASG Sub), or any group of which any of them is a member, will have entered into a definitive agreement or an agreement in principle with Viasoft with respect to a tender offer or exchange offer for any Shares or merger, consolidation or other business combination with or involving Viasoft or any of its subsidiaries;

          (x) any bankruptcy proceedings will have been instituted with respect to Viasoft and not dismissed; or

          (xi) any third party consents, the failure of which to obtain would have a material adverse effect on Viasoft, will not have been obtained; provided, that the failure to obtain any such consent shall not excuse Allen Systems or ASG Sub from their respective obligations to consummate the Allen Systems Offer, unless as a result of such failure (A) the Viasoft Cash shall be less than $83,000,000, or (B) the Claims Reserve shall be greater than $5,000,000; or

     (d) the Viasoft Offer shall fail to be consummated in accordance with the Merger Agreement at the same time as the Allen Systems Offer, provided that such failure is not the result of any breach of any of the representations, warranties or covenants of Allen Systems or ASG Sub under the Merger Agreement; or

     (e) on the Expiration Date, the Viasoft Cash shall be less than $83,000,000.

which, in the reasonable judgment of Allen Systems, in any such case, and regardless of the circumstances giving rise to any such condition (other than any action or inaction by Allen Systems or ASG Sub which constitutes a breach of the Merger Agreement), makes it inadvisable to proceed with the Allen Systems Offer or with such acceptance for payment or payment for Shares.

     The foregoing conditions are for the sole benefit of Allen Systems, ASG Sub and their respective affiliates and may be asserted by Allen Systems or ASG Sub regardless of the circumstances giving rise to such condition (other than any action or inaction by Allen Systems or ASG Sub which constitutes a breach of the

Merger Agreement) or may be waived by Allen Systems or ASG Sub in whole or in part at any time and from time to time in their sole discretion (except for the Minimum Condition). The failure by Allen Systems or ASG Sub at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

     Allen Systems and ASG Sub acknowledge that the SEC believes that (a) if ASG Sub is delayed in accepting the Shares it must either extend the Offer or terminate the Offer and promptly return the Shares and (b) the circumstances in which a delay in payment is permitted are limited and do not include unsatisfied conditions of the Offer, except with respect to most required regulatory approvals.

     CONDITIONS TO THE VIASOFT OFFER. Notwithstanding any other term of the Viasoft Offer or the Merger Agreement, Viasoft will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Viasoft's obligation to pay for or return tendered Shares after the termination or withdrawal of the Viasoft Offer), pay for any Shares not theretofore accepted for payment or paid for, and may terminate or amend the Viasoft Offer, if

     (a) the Minimum Condition shall not have been satisfied at 12:00 midnight on the Expiration Date; or

     (b) any consents of, filings with or expirations of waiting periods imposed by, any Governmental Entity applicable to the purchase of Shares pursuant to the Offer under the HSR Act, and any of the foregoing under Non-US Competition Laws which if not obtained would have a material adverse effect on (i) Allen Systems', ASG Sub's or Viasoft's ability to consummate the Offer, or (ii) the operation or scope of the business of the Surviving Corporation, shall not have been obtained, filed, expired or been terminated; or

     (c) at any time after the date of the Merger Agreement and before the acceptance of such Shares for payment or the payment therefor (whether or not any Shares have heretofore been accepted for payment or paid pursuant to the Viasoft Offer), any of the following conditions exists and is continuing:

          (i) there will be pending or overtly threatened any suit, action or proceeding brought by or on behalf of any Governmental Entity (or the staff of the FTC or the staff of the Antitrust Division will have recommended the commencement of such), or any suit, action or proceeding (other than Excluded Litigation) brought by or on behalf of any shareholder of Viasoft or any other person or party (but only if such suit, action or proceeding is deemed by Viasoft to have a reasonable likelihood of success) directly or indirectly (A) challenging the acquisition of any Shares pursuant to the Offer, seeking to restrain or prohibit the making or consummation of the Offer or the Merger or the performance of any of the other transactions contemplated by the Merger Agreement, or alleging that any such acquisition or other transaction relates to, involves or constitutes a breach of fiduciary duty by Viasoft's directors or a violation of federal securities law or applicable corporate law or (B) seeking to impose a material condition to the Offer, Merger or Merger Agreement which would be adverse to Viasoft's shareholders;

          (ii) there will be any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or deemed applicable to the Offer or the Merger, or any other action will be taken by any Governmental Entity or court, other than the application to the Offer or the Merger of applicable waiting periods under the HSR Act, that is reasonably likely to result, in any of the consequences referred to in clauses (A) and (B) of paragraph (c)(i) above;

          (iii) (A) the Viasoft Board or any committee thereof will have failed to recommend the Offer, the Merger, the Merger Agreement, or Viasoft shareholder approval of the Merger Agreement, including any failure to include such recommendation in the Schedule 14D-9 or the Information Statement, or will have so resolved; (B) the Viasoft Board or any committee thereof will have withdrawn or modified (including by amendment of the Schedule 14D-9 or Information Statement) in a manner adverse to Allen Systems its approval or recommendation of the Offer, the Merger, the Merger Agreement, or Viasoft shareholder approval of the Merger, will have approved or recommended any takeover proposal

     (including a superior proposal),or will have resolved to do any of the foregoing; (C) Viasoft will have entered into any letter of intent or similar document, agreement or commitment with respect to any takeover proposal (including a superior proposal) or the Viasoft Board or any committee thereof will have resolved to do so; (D) the Viasoft Board or any committee thereof upon a request to reaffirm Viasoft's approval or recommendation of the Offer, the Merger or the Merger Agreement, will have failed to do so within two business days after such request is made or will have so resolved; or (E) a tender or exchange offer relating to securities of Viasoft will have been commenced by a person unaffiliated with Allen Systems or ASG Sub, and Viasoft will not have sent to its security holders pursuant to Rule 14e-2 promulgated under the Exchange Act, within 10 business days after such tender or exchange offer is first published sent or given, a statement disclosing that Viasoft recommends rejection of such tender or exchange offer; but only if, in the case of clauses (A) through
     (E) above, any such action or non-action would not constitute a breach of Viasoft's obligations under the Merger Agreement;

          (iv) any of the representations and warranties of Allen Systems or ASG Sub set forth in the Merger Agreement will have failed to be true and correct in any material respect as of the date of the Merger Agreement or will have ceased to be true and correct in any material respect at any time thereafter; provided that if any such failure is curable by Allen Systems or ASG Sub through the exercise of their reasonable efforts, then Viasoft may not terminate the Offer under this subsection (b)(iv) until ten business days after written notice thereof has been given to Allen Systems and ASG Sub by Viasoft and unless at such time the matter has not been cured;

          (v) Allen Systems or ASG Sub will have breached or failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of Allen Systems or ASG Sub to be performed or complied with by either of them; provided that if any such breach or failure is curable by Allen Systems or ASG Sub through the exercise of their reasonable efforts, then Viasoft may not terminate the Offer under this subsection (b)(v) until ten business days after written notice thereof has been given to Allen Systems and ASG Sub by Viasoft and unless at such time the matter has not been cured;

          (vi) the Merger Agreement will have been terminated in accordance with its terms;

          (vii) there will have occurred (A) any general suspension of trading in, or limitation on prices for, securities on the Nasdaq National Market,
     (B) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (C) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States and having a material adverse effect on Viasoft or materially adversely affecting (or materially delaying) the consummation of the Offer, (D) any limitation or proposed limitation (whether or not mandatory) by any U.S. governmental authority or agency, or any other event, that materially adversely affects generally the extension of credit by banks or other financial institutions, or (E) in the case of any of the situations described in clauses (A) through (D) inclusive existing at the date of commencement of the Viasoft Offer, a material escalation or worsening thereof; or

     (d) the Allen Systems Offer shall fail to be consummated in accordance with the Merger Agreement at the same time as the Viasoft Offer, provided that such failure is not the result of any breach of any of the representations, warranties or covenants of Viasoft under the Merger Agreement;

which, in the reasonable judgment of Viasoft, in any such case, and regardless of the circumstances giving rise to any such condition (other than any action or inaction by Viasoft which constitutes a breach of the Merger Agreement), makes it inadvisable to proceed with the Viasoft Offer or with such acceptance for payment or payment for Shares.

     The foregoing conditions are for the sole benefit of Viasoft and its affiliates and may be asserted by Viasoft regardless of the circumstances giving rise to such condition (other than any action or inaction by Viasoft which constitutes a breach of the Merger Agreement) or may be waived by Viasoft in whole or in part at any time and from time to time in its sole discretion (except for the Minimum Condition). The failure by Viasoft or any affiliate of Viasoft at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

     Viasoft acknowledges that the SEC believes that (a) if Viasoft is delayed in accepting the Shares it must either extend the Offer or terminate the Offer and promptly return the Shares and (b) the circumstances in which a delay in payment is permitted are limited and do not include unsatisfied conditions of the Offer, except with respect to most required regulatory approvals.

10.  LEGAL MATTERS; REQUIRED REGULATORY APPROVALS

     Except as described in this Section 10, based on a review of publicly available filings by the Company with the Commission and other publicly available information concerning the Company, Allen Systems and ASG Sub are not aware of any license or regulatory permit that appears to be material to the business of the Company and that might be adversely affected by the Purchasers' acquisition of Shares pursuant to the Offer, or of any approval or other action by any governmental, administrative or regulatory agency or authority, domestic or foreign, that would be required for the acquisition or ownership of Shares by the Purchasers pursuant to the Offer. Should any such approval or other action be required, it is presently contemplated that such approval or action would be sought, except as described below under "-- State Takeover Laws." While the Purchasers do not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if required, would be obtained without substantial conditions or that adverse consequences would not result to the Company's business or that certain parts of the Company's business would not have to be disposed of in the event that such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, the Purchasers may decline to accept for payment or pay for any Shares tendered. See "THE OFFER -- 9. Conditions to the Offer."

     STATE TAKEOVER LAWS

     The Company and certain of its subsidiaries conduct business in a number of states throughout the United States, some of which have adopted laws and regulations applicable to offers to acquire shares of corporations that are incorporated or have substantial assets, shareholders and/or a principal place of business in such states. In Edgar v. Mite Corp., the Supreme Court of the United States held that the Illinois Business Takeover Statute, which involved state securities laws that made the takeover of certain corporations more difficult, imposed a substantial burden on interstate commerce and was therefore unconstitutional. In CTS Corp. v. Dynamics Corp. Of America, however, the Supreme Court of the United States held that a state may, as a matter of corporate law and, in particular, those laws concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without prior approval of the remaining shareholders, provided that such laws were applicable only under certain conditions, in particular, that the corporation has a substantial number of shareholders in and is incorporated under the laws of such state.

     The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL ("Section 203") prevents an "interested shareholder" (including a person who owns or has the right to acquire 15% or more of the corporation's outstanding voting stock) from engaging in a "business combination" (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested shareholder. The Viasoft Board has taken all appropriate action so that neither Allen Systems nor ASG Sub is or will be considered an "interested shareholder" pursuant to Section 203.

     Neither Allen Systems nor ASG Sub has determined whether any other state takeover laws and regulations will by their terms apply to the Offer or the Merger, and, except as set forth above, neither Allen Systems nor ASG Sub has presently sought to comply with any state takeover statute or regulation. Allen Systems and ASG Sub reserve the right to challenge the applicability or validity of any state law or regulation purporting to apply to the Offer or the Merger, and neither anything in this Offer to Purchase nor any action taken in connection herewith is intended as a waiver of such right. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that such statute is inapplicable or invalid as applied to the Offer or the Merger, Allen Systems or ASG Sub might be required to file certain information with, or to receive approval from, the relevant state authorities, and ASG Sub might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in consummating the Offer.

     ANTITRUST

     Under the HSR Act and the rules that have been promulgated thereunder by the FTC, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division and the FTC and certain waiting period requirements have been satisfied.

     The HSR Act is applicable to the Offer and the acquisition of the Shares tendered in the Offer. Such acquisition may not be consummated until the expiration of a 15-calendar day waiting period after the filing of certain required information and documentary material with the Antitrust Division and the FTC (unless earlier terminated pursuant to a request therefor, which requests were made). If, within such 15-day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material, the waiting period would be extended for an additional period of 10 calendar days following the date of substantial compliance with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the rules promulgated under the HSR Act. Thereafter, the parties may agree with the Antitrust Division or the FTC to delay consummation until a date certain or to consummation only after prior notice to the Antitrust Division or the FTC. Allen Systems filed a Notification and Report Form with respect to the Offer under the HSR Act effective on April 28, 2000 and the required waiting period with respect to the Offer will expire at 11:59 p.m., New York City time, on May 13, 2000 unless a request for additional information or documentary material is received or the Antitrust Division or the FTC terminates the waiting period prior thereto. Viasoft filed its Notification and Report Form effective May 2, 2000.

     The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the proposed purchase of Shares by ASG Sub pursuant to the Offer. At any time before or after such purchase, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the transaction or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Allen Systems or Viasoft or its subsidiaries. Litigation seeking similar relief could also be brought by private persons and the state attorney general. See "SPECIAL FACTORS -- 1. Background of the Transaction" for a summary of certain litigation previously brought by the Antitrust Division to enjoin the acquisition of Viasoft by Compuware. Allen Systems and/or Viasoft may also be required to file certain information with and seek pre-consummation or post-consummation approval of antitrust authorities of one or more foreign countries.

     Neither Allen Systems nor Viasoft believes that consummation of the Offer or the Merger will result in violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or, if such a challenge is made, what the result would be. See "THE OFFER -- 9. Conditions to the Offer" for certain conditions to the Offer, including conditions with respect to certain judicial or governmental actions.

11.  FEES AND EXPENSES

     Except as otherwise provided herein, all fees and expenses incurred in connection with the Offer and the Merger will be paid by the party incurring such fees and expenses, except that Allen Systems will pay for all fees and expenses relating to the filing, printing and mailing of the documents in connection with the Offer and Viasoft will pay for all fees and expenses relating to the filing, printing and mailing of the Schedule 14D-9 and the Information Statement.

     Estimated fees and expenses to be incurred by the Purchasers in connection with the Offer and the Merger, exclusive of anticipated severance benefits triggered by the Offer and the Merger are as follows:

Financing Fees (excluding a .50% non use fee)...............  $2,000,000
Viasoft's Financial Advisor's Fee...........................   1,900,000
Allen Systems' Financial Advisor's Fee......................     700,000
Legal, Accounting and Other Professional Fees...............     610,000
Printing, Proxy Solicitation and Mailing Costs..............     200,000
HSR and SEC Filing Fees.....................................      77,000
Miscellaneous...............................................      13,000
                                                              ----------
          TOTAL.............................................  $5,500,000
                                                              ==========

     Allen Systems retained William Blair to render financial advisory services to Allen Systems concerning its acquisition of Viasoft and William Blair to act as Dealer Manager in connection with the Offer. William Blair will receive customary fees upon consummation of the acquisition. Allen Systems has agreed to indemnify William Blair against certain liabilities and expenses in connection with its engagement, including liabilities under the federal securities laws.

     William Blair has rendered various investment banking services and other advisory services to Allen Systems and its affiliates in the past and may continue to render such services, for which they have received and may continue to receive customary compensation from Allen Systems and its affiliates. In the ordinary course of business, William Blair and its affiliates are engaged in securities trading and brokerage activities as well as investment banking and financial advisory services. In the ordinary course of their trading and brokerage activities, William Blair and its affiliates may hold positions, for their own account of customers, in equity, debt or other securities of Viasoft.

     Allen Systems has retained Innisfree M&A Incorporated as Information Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominee shareholders to forward material relating to the Offer to beneficial owners of Shares. Allen Systems will pay the Information Agent reasonable and customary compensation for these services in addition to reimbursing the Information Agent for its reasonable out-of-pocket expenses. Allen Systems has agreed to indemnify the Information Agent against certain liabilities and expenses in connection with the Offer, including certain liabilities under the federal securities laws.

     In addition, Allen Systems and Viasoft have retained EquiServe as the Depositary. Allen Systems will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, will reimburse the Depositary for its reasonable out-of-pocket expenses and will indemnify the Depositary against certain liabilities and expenses, including certain liabilities under the federal securities laws.

     Except as set forth above, neither Allen Systems nor Viasoft will pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer. Allen Systems will reimburse brokers, dealers, commercial banks and trust companies and other nominees, upon request, for customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers.

     See "SPECIAL FACTORS -- 3. Opinion of Financial Advisor" for a description of the amount payable by Viasoft to Broadview in connection with the transactions contemplated by the Merger Agreement.

     Except as set forth above, neither Allen Systems, ASG Sub, Viasoft nor any person acting on their behalf has employed, retained or compensated any person or class of persons to make solicitations or recommendations on their behalf with respect to the Offer.

12.  MISCELLANEOUS

     We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply with that state statute. If, after a good faith effort, we cannot comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of ASG Sub or Viasoft, as applicable, by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

     We have filed with the SEC a Tender Offer Statement on Schedule TO together with exhibits, furnishing certain additional information with respect to the Offer, and may file amendments to our Schedule TO. The Schedule TO and any exhibits or amendments may be examined and copies may be obtained from the SEC in the same manner as described in "THE OFFER -- 8. Certain Information Concerning Allen Systems and ASG Sub" with respect to information concerning Viasoft except that copies will not be available at the regional offices of the SEC.

     WE HAVE NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF ALLEN SYSTEMS, ASG SUB OR VIASOFT, AS THE CASE MAY BE, NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, YOU SHOULD NOT RELY ON ANY SUCH INFORMATION OR REPRESENTATION AS HAVING BEEN AUTHORIZED.

     Neither the delivery of this Offer to Purchase nor any purchase pursuant to the Offer will under any circumstances create any implication that there has been no change in the affairs of Viasoft since the date as of which information is furnished or the date of this Offer to Purchase.

                           Allen Systems Group, Inc.
                                 ASG Sub, Inc.
                                 Viasoft, Inc.

May 4, 2000

     FACSIMILE COPIES OF LETTERS OF TRANSMITTAL, PROPERLY COMPLETED AND DULY EXECUTED, WILL BE ACCEPTED. THE APPROPRIATE LETTER OF TRANSMITTAL, CERTIFICATES FOR SHARES AND ANY OTHER REQUIRED DOCUMENTS SHOULD BE SENT OR DELIVERED BY YOU OR YOUR BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE TO THE DEPOSITARY AT ONE OF ITS ADDRESSES SET FORTH BELOW:

                        THE DEPOSITARY FOR THE OFFER IS:

                                   EQUISERVE

    By First Class Mail:                 By Hand:                 By Overnight Company:
          Equiserve                Securities Transfer &                Equiserve
   Attn: Corporate Actions       Reporting Services, Inc.        Attn: Corporate Actions
        P.O. Box 9573                  c/o Equiserve               40 Campanelli Drive
    Boston, MA 02205-9573      100 William Street, Galleria        Braintree, MA 02184
                                 New York, New York 10038
                                By Facsimile Transmission:
                                      (781) 575-4826
                                   Confirm by Telephone:
                                      (781) 575-4816
                                     For Information:
                                      (800) 426-5523

     YOU MAY DIRECT QUESTIONS AND REQUESTS FOR ASSISTANCE TO THE INFORMATION AGENT OR THE DEALER MANAGER AT THEIR RESPECTIVE TELEPHONE NUMBERS AND ADDRESSES SET FORTH BELOW. YOU MAY OBTAIN ADDITIONAL COPIES OF THIS OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL, THE NOTICE OF GUARANTEED DELIVERY AND OTHER TENDER OFFER MATERIALS FROM THE INFORMATION AGENT AS SET FORTH BELOW AND THEY WILL BE FURNISHED PROMPTLY AT OUR EXPENSE. YOU MAY ALSO CONTACT YOUR BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE FOR ASSISTANCE CONCERNING THE OFFER.

                      THE DEALER MANAGER FOR THE OFFER IS:

                        WILLIAM BLAIR & COMPANY, L.L.C.

                              22 West Adams Street
                            Chicago, Illinois 60606
                              Tel. (800) 621-0687
                                   Ext. 8194

                    THE INFORMATION AGENT FOR THE OFFER IS:

                                [INNISFREE LOGO]

                         501 Madison Avenue, 20th Floor
                               New York, NY 10022
                        Banks and Brokers Call Collect:
                                 (212) 750-5833
                           All Others Call Toll Free:
                                 (888) 750-5834

                                   SCHEDULE I

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                           ASG SUB AND ALLEN SYSTEMS

     The following tables set forth the name, present principal occupation or employment and material occupation, positions, offices or employment for the past five years of each director and executive officer of ASG Sub and Allen Systems. The business address of each such person is 1333 Third Avenue South, Naples, Florida 34102.

     Unless otherwise indicated, each person listed below (i) has held his principal occupation for the past five years, (ii) has not been convicted in a criminal proceeding and has not been party to a proceeding related to U.S. state and federal securities laws, and (iii) is a citizen of the United States.

1. DIRECTORS AND EXECUTIVE OFFICERS OF ASG SUB:

            NAME               AGE                       POSITION
            ----               ---                       --------
Arthur L. Allen..............  53    Chief Executive Officer, President, Treasurer and
                                       Director
Kristine Kennedy Rieger......  30    Senior Vice President, Secretary and General
                                     Counsel
Patrick L. Pullen............  44    Senior Vice President and Chief Financial Officer

2. DIRECTORS AND EXECUTIVE OFFICERS OF ALLEN SYSTEMS:

            NAME               AGE                       POSITION
            ----               ---                       --------
Arthur L. Allen..............  53    Chief Executive Officer, President, Treasurer and
                                       Director
Kristine Kennedy Rieger......  30    Senior Vice President, Secretary and General
                                     Counsel
Patrick L. Pullen............  44    Senior Vice President and Chief Financial Officer

     Arthur L. Allen is the founder and sole shareholder of Allen Systems. He has served as Chief Executive Officer, sole Director, President, and Treasurer of Allen Systems since its inception in 1986.

     Kristine Kennedy Rieger has served as Senior Vice President and General Counsel since March 1999 and as Vice President from March 1998 to March 1999. From 1994 to March 1998, Ms. Rieger served as an Associate at the law firm of Asbell, Coleman & Ho, P.A.

     Patrick L. Pullen has served as Senior Vice President and Chief Financial Officer since December 1999. From February 1998 to December 1999, Mr. Pullen served as Vice President, Chief Financial Officer and General Counsel of CSI Holdings, Inc., a privately owned capital equipment manufacturing company. From 1990 to February 1998, Mr. Pullen served as Vice President, Chief Financial Officer and General Counsel of Franchise Strategies, Inc., a privately owned franchisor.

                                  SCHEDULE II

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                                 VIASOFT, INC.

                          CURRENT DIRECTORS OF VIASOFT

     Each of the persons named below was elected by the shareholders at the last annual meeting to serve as a member of the Company's Board of Directors until the 1999 Annual Meeting of Stockholders and until his successor has been duly elected and qualified. Some of the current directors may resign effective immediately following the purchase of Shares by ASG Sub and the Company pursuant to the Offer. The names of the current directors and certain information about them, as of April 30, 2000, are set forth below:

     Unless otherwise indicated, each person listed below (i) has held his principal occupation for the past five years, (ii) has not been convicted in a criminal proceeding and has not been party to a proceeding related to U.S. state and federal securities laws, and (iii) is a citizen of the United States.

                                                                                 DIRECTOR
      NAME OF NOMINEE         AGE                    POSITION                     SINCE
      ---------------         ---                    --------                    --------
Steven D. Whiteman..........  49    President, Chairman of the Board, Chief        1994
                                      Executive Officer and Director
John J. Barry III (1)(2)....  59    Director                                       1991
Alexander S. Kuli (2).......  55    Director                                       1994
J. David Parrish (1)........  57    Director                                       1994

---------------
(1) Member of Compensation Committee

(2) Member of Audit and Finance Committee

     Steven D. Whiteman has served as President since November 1998, as Chief Executive Officer and a director since January 1994 and as Chairman of the Board of Directors since April 24, 1997. Mr. Whiteman previously served as President of the Company from May 1993 to April 1998. Prior to that, he served as Vice President of Sales and Marketing of the Company from December 1990. Mr. Whiteman serves on the boards of directors of Unify Corporation and Actuate Corporation.

     John J. Barry III has served as a director of the Company since August 1991. Mr. Barry has served as the President and CEO of Pliant Technologies, Inc., a software company, since May 1999. Prior to that, Mr. Barry provided strategic and management consulting services to senior management in the information technology and other industries from January 1997 to May 1999. Mr. Barry was the Chairman, President and Chief Executive Officer of Petroleum Information Corporation, an energy industry information solutions company, in Houston, Texas, from May 1991 through December 1996. Mr. Barry serves on the boards of directors of several privately held companies.

     Alexander S. Kuli has served as a director of the Company since April 1994. Mr. Kuli is currently an independent investment consultant. From April 1998 to March 1999, Mr. Kuli was Advisor to Senior Staff for Tivoli Systems, Inc., a computer software and information services company. Prior to that, Mr. Kuli served as Vice President, Worldwide Sales for Tivoli from January 1993 to October 1997 and as Vice President from October 1997 until April 1998. Prior to joining Tivoli, Mr. Kuli served as Vice President, Worldwide Sales for Candle Corporation, a vendor of mainframe systems performance management software, from October 1985 through December 1992. Mr. Kuli serves on the board of directors of Oberon Software, Inc.

     J. David Parrish has served as a director of the Company since January 1994. Mr. Parrish is an independent consultant in the software services industry. Mr. Parrish served as the Senior Vice President of Walker Interactive Systems, Inc., a financial application software company, from November 1989 to August 1997.

                               EXECUTIVE OFFICERS

     The executive officers of the Company are elected to serve annual terms at the first Board of Directors meeting following each annual meeting of shareholders. Certain information concerning the Company's current executive officers, as of April 30, 2000, is set forth below:

          NAME             AGE                         POSITION
          ----             ---                         --------
Steven D. Whiteman.......  49    President, Chairman of the Board and Chief Executive
                                   Officer, Treasurer
Catherine R. Hardwick....  41    Vice President, General Counsel and Secretary
Colin J. Reardon.........  46    Senior Vice President
David M. Lee.............  32    Senior Vice President
Kevin J. Donoghue........  39    Vice President
Timothy W. Brewer........  41    Vice President

     Information with respect to Mr. Whiteman is set forth above under "Current Directors of Viasoft."

     Catherine R. Hardwick has served as Vice President of the Company since July 1997 and as Secretary and General Counsel of the Company since January 1996. Prior to holding these offices, Ms. Hardwick served as Corporate Counsel for the Company from February 1995. Before joining the Company, Ms. Hardwick practiced law with the law firm of Meyer, Hendricks, Victor, Osborn & Maledon, P.A. in the areas of corporate and securities law and intellectual property licensing.

     Colin J. Reardon has served as Senior Vice President of the Company since July 1997. Mr. Reardon served as Vice President, International Operations of the Company from August 1994 to July 1997. Prior to joining Viasoft, Mr. Reardon served as Vice President of International Marketing of Sterling Software, Inc., a systems management software and services company, from July 1993 through July 1994.

     David M. Lee has served as a Vice President since September 1997 and as a Senior Vice President since August 1999. Prior to joining the Company in September 1997, Mr. Lee was employed by Tivoli Systems, Inc., a computer software and information services company, where he served as Manager, Development from January 1993 through September 1997.

     Kevin J. Donoghue has served as a Vice President since January 1998. Prior to holding this office, Mr. Donoghue served as Western Region Sales Director from August 1996 through January 1998 and as Account Manager, Sales Representative from December 1993 through August 1996.

     Timothy W. Brewer was named a Vice President in April 1999. Mr. Brewer served as Executive Director, Global Services from November 1998 through April 1999, as Director of Consulting Services from May 1998 to November 1998 and as Manager of Viasoft's Solution Provider Program from August 1996 through April 1998. Prior to joining the Company in August 1996, Mr. Brewer was employed by CDI Corporation as Director of Strategic Planning and Technical Development of CDI Managed Information Services from February 1996 to August 1996 and as Director of CDI Information Services-West from August 1994 to February 1996 and Manager CDI System Integration division from August 1993 to August 1994.

                                    ANNEX A

                     OPINION OF BROADVIEW INTERNATIONAL LLC

                                   BROADVIEW

                                                                  April 27, 2000

                                  CONFIDENTIAL

Board of Directors
Viasoft, Inc.
3033 N. 44th St.
Phoenix, AZ 85018-7296

Dear Members of the Board:

     We understand that Viasoft, Inc. ("Viasoft" or the "Company"), Allen Systems Group, Inc. ("Allen Systems") and ASG Sub, Inc. ("Merger Sub") propose to enter into an Agreement and Plan of Merger (the "Agreement") pursuant to which (i) Allen Systems will cause Merger Sub to make a tender offer (the "Allen Systems Offer") to purchase at least a majority of the shares of common stock of Viasoft ("Viasoft Common Stock") for $8.40 per share (the "Offer Price") and Viasoft will simultaneously make an offer (the "Viasoft Offer", and together with the Allen Systems Offer, the "Offer") to purchase all outstanding shares of Viasoft Common Stock tendered in connection with the Offer and not acquired by Merger Sub at a price per share equal to the Offer Price and, (ii) subsequently Merger Sub will be merged with Viasoft (the "Merger"). Pursuant to the Merger, each issued and outstanding share of Viasoft Common Stock not acquired in the Offer will be converted into the right to receive an amount of cash equal to the Offer Price. We understand that the Allen Systems Offer and the Viasoft Offer will be conducted for practical purposes as a single offer, with shares of Viasoft Common Stock being purchased according to the order of priority set forth in the Agreement. The terms and conditions of the above described Offer and Merger (together the "Transaction") are more fully detailed in the Agreement.

     You have requested our opinion as to whether the Offer Price is fair, from a financial point of view, to Viasoft shareholders.

     Broadview International LLC ("Broadview") focuses on providing merger and acquisition advisory services to information technology ("IT") companies. In this capacity, we are continually engaged in valuing such businesses, and we maintain an extensive database of IT mergers and acquisitions for comparative purposes. We are currently acting as financial advisor to Viasoft's Board of Directors and will receive a fee from Viasoft upon the successful conclusion of the Transaction.

     In rendering our opinion, we have, among other things:

     1.) reviewed the terms of the Agreement dated April 26, 2000 furnished to us by Viasoft management on April 26, 2000 which, for the purposes of this opinion, we have assumed, with your permission, to be identical in all material respects to the agreement to be executed except that we have been informed by Viasoft management that the Offer Price will be $8.40;

     2.) reviewed Viasoft's annual report on Form 10-K for its fiscal year ended
         June 30, 1999, including the audited financial statements included therein, and Viasoft's financial press release dated April 21, 2000 for the period ended March 31, 2000, including the unaudited financial statements included therein;

     3.) reviewed certain internal financial and operating information relating to Viasoft, including certain quarterly projections through June 30, 2001, prepared and furnished to us by Viasoft management;

     4.) participated in discussions with Viasoft management concerning the operations, business strategy, current financial performance and prospects for Viasoft;

     5.) discussed with Viasoft management its view of the strategic rationale for the Transaction;

     6.) reviewed the recent reported closing prices and trading activity for Viasoft Common Stock;

     7.) compared certain aspects of the financial performance of Viasoft with public companies we deemed comparable;

     8.) analyzed available information, both public and private, concerning other mergers and acquisitions we believe to be comparable in whole or in part to the Transaction;

     9.) reviewed recent equity research analyst reports covering Viasoft;

     10.) assisted in negotiations and discussions related to the Transaction among Viasoft, Allen Systems and their respective financial and legal advisors; and

     11.) conducted other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

     In rendering our opinion, we have relied, without independent verification, on the accuracy and completeness of all the financial and other information (including without limitation the representations and warranties contained in the Agreement) that was publicly available or furnished to us by Viasoft. With respect to the financial projections examined by us, we have assumed that they were reasonably prepared and reflected the best available estimates and good faith judgments of the management of Viasoft as to the future performance of Viasoft. We have neither made nor obtained an independent appraisal or valuation of any of Viasoft assets.

     Based upon and subject to the foregoing, we are of the opinion that the Offer Price is fair, from a financial point of view, to Viasoft shareholders.

     For purposes of this opinion, we have assumed that Viasoft is not currently involved in any material transaction other than the Transaction and those activities undertaken in the ordinary course of conducting its business. Our opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date of this opinion, and any change in such conditions may impact this opinion.

     This opinion speaks only as of the date hereof. It is understood that this opinion is for the information of the Viasoft Board in connection with its consideration of the Transaction and does not constitute a recommendation to any Viasoft shareholder as to whether such shareholder should tender its shares in the Offer or as to how such shareholder should vote on the Merger. This opinion may not be published or referred to, in whole or part, without our prior written permission, which shall not be unreasonably withheld. Broadview hereby consents to references to, and the inclusion of, this opinion in its entirety in the Schedules to be filed in connection with the Offer, and the Solicitation/Recommendation Statement on Schedule 14D-9 and Proxy Statement to be distributed to Viasoft shareholders in connection with the Transaction.

Sincerely,

/s/ BROADVIEW INTERNATIONAL LLC

Broadview International LLC

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                                    ANNEX B

     APPRAISAL RIGHTS. -- (a) Any stockholder of a corporation of this: State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to sec.228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to sec.251 (other than a merger effected pursuant to sec.251(g) of this title), sec.252, sec.254, sec.257, sec.258, sec.263 or sec.264 of this title:

          (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of sec.251 of this title.

          (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to sec.sec.251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

             a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

             b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

             c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

             d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

          (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under sec.253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale

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of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

     (d) Appraisal rights shall be perfected as follows:

          (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2) If the merger or consolidation was approved pursuant to sec.228 or sec.253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either
     (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation May fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

     (e) Within 120 days after the effective date of the merger or consolidation, the Surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the
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value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificate's representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

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     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation. (Last amended by Ch. 339, L '98, eff. 7-1-98.)

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